Schwab Bond Funds

Semiannual Report
February 29, 2004

Schwab YieldPlus Fund®

Schwab Short-Term
Bond Market Fund™

Schwab Total
Bond Market Fund™

Schwab GNMA Fund™

charles SCHWAB

Four smart, cost-effective ways investors can use bonds in an asset allocation strategy.

In this report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles R. Schwab
Chairman

With interest rates near historic lows, many of you are wondering if you should hold fixed-income investments in your portfolios. My answer, as I've stated throughout my long investment career, is that prudent investors should have at least some exposure to fixed-income securities.

This is true because most types of investments generally have not moved in tandem. Bonds and the funds that hold them, for example, may perform well when stocks don't, and vice versa, which is why it's important to have some of each in your portfolio. In addition, bonds can help you manage your risk, reduce the overall volatility of your portfolio and generate income.

Because mutual funds are one of the most cost-effective ways for individual investors to participate in the market, I always have been an advocate for them. While there are challenges we face in the industry to ensure that it remains useful and ethical, I believe we will meet them. In fact, Schwab has taken an active role in helping to get the industry back on track. At the end of February, we met with the U.S. Senate's Committee on Banking, Housing and Urban Affairs. At that session, we suggested several proposals for reform. We did this because we believe our proposal would increase investor choice, convenience and fairness.

We have taken this role so that the millions of Americans who own mutual funds will understand that funds provide an important way to invest for their future goals. Whether the goals are a secure retirement, a vacation home or your children's education, bond mutual funds can help to grow your wealth and balance your risk.

Sincerely,

Charles Schwab

Management's Discussion for the six months ended February 29, 2004



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

The bond market, which experienced significant volatility in the first half of 2003, has become more stable. In fact, during this report period, which ended February 29, bonds have traded in a relatively narrow yield range.

While bonds are generally less volatile than stocks, they still carry some price risk. Most investors realize this and understand that longer-maturity bonds are more sensitive to fluctuations in interest rates and, therefore, have greater price volatility than securities with shorter maturities. As investors worry about interest rates, they tend to shorten the maturity of their bond portfolios—a trend that has been more noticeable in recent months.

A look at the shape of the yield curve suggests that expectations of higher rates already have been priced into the market, and the current yield premiums on longer-term securities, vs. shorter-maturity bonds, are generous by historical standards. As an investor you have choices to make, including how much of this type of risk you wish to assume. Given the trade-off, you may choose to add bond funds of varying maturities. It's up to you to decide which securities work best in your total portfolio.

No matter which maturity you choose for your funds, we have portfolio managers in each area who will help you and also manage some of the other risks associated with bond investments, including prepayment, credit and call risk. By owning just a few funds that include bonds of different maturities and creditworthiness, you can help to reduce the volatility of your portfolio.

At SchwabFunds®, we have done and will do whatever it takes to ensure that our funds are transacted fairly and equitably during the trading day. We continue to scrutinize our operations because the trust of our shareholders is very important to us, and we invest with your outcomes in mind. Thank you for investing with us, and once more I want to remind you that we operate our business with the highest ethical standards and an unwavering commitment to you.

Sincerely,



Kim Daifotis, CFA, at right, a senior vice president and head of fixed-income portfolio management, has overall responsibility for management of the funds. He joined the firm in 1997, and has worked in fixed-income asset management and research since 1982.

Michael Shearer, PhD, at left, a vice-president and senior portfolio manager, has day-to-day responsibility for management of the funds. Prior to joining the firm in February 2003, he worked for more than 10 years in the financial industry as a portfolio manager and quantitative analyst/strategist.

Matthew Hastings, CFA, in center, a director and portfolio manager, co-manages the funds. He joined the firm in 1999 and has worked in fixed-income and asset management since 1996.

The Investment Environment and the Funds

The encouraging economic news that was reported toward the end of summer 2003 continued into the new year, but then lost some of its strength. There were three major pieces of good news from the business world. The first positive was that no new corporate scandals had emerged among U.S. companies. Second was the uptick in capital spending. Last, but perhaps most important to the Federal Reserve (Fed), came the word that companies were finally beginning to hire some workers.

Yet despite this employment news, job growth was weak and most market watchers agree that this is the key to a real economic recovery. The weak employment data also may have been a reason that consumer spending, which had helped to buoy the economy over the past few years, showed signs of slowing. The mortgage-refinancing market, while still active and a big source of funds for consumer spending, lost some of its steam and was unable to match last year's torrid pace. In short, any good news was mitigated by the bad news, especially the news about weak job creation.

With short-term interest rates already low following 13 cuts over the past few years, the Fed declined to lower rates since its last cut in June 2003. By not acting, the Fed may have been acknowledging that the economy was showing signs of recovering. Nonetheless, the Fed's inaction, coupled with low inflation, slow-to-no job growth, high productivity and massive purchases of U.S. currency by foreign central banks (to keep the dollar strong relative to Asian currencies and to preserve cheap exports) kept a lid on bond yields, which had started to rise in the last half of 2003.

Yield Curve: Average Yields of AAA Securities of Seven Maturities



The yield curve flattened during the period as intermediate- and long-term bond yields declined. Rates at the short-end declined slightly, but remained relatively flat as the Fed left short-term rates unchanged.

This chart shows where yields stood at the beginning of the report period and at the end of the period. For debt securities of comparable quality, those with longer maturities typically pay higher interest rates, in part because they are presumed to carry higher risk.

Data source: Bloomberg L.P.

The mixed economic news pushed the domestic bond market into a holding pattern, while investors waited on the sidelines for any of the contributing factors to change.

A closer look at the employment numbers revealed that while foreign outsourcing was grabbing the headlines, it was actually a strong increase in productivity that kept job growth slow in the U.S., where fewer workers produced more goods. At the same time, corporate profits have improved, pushing real GDP up to 4.3% year over year. One question on most market watchers' minds is—will the improved profit picture and rise in productivity be enough to boost hiring?

The mixed economic news pushed the domestic bond market into a holding pattern, while investors waited on the sidelines for any of the contributing factors to change. Yields of the benchmark 10-year Treasury bonds, which had been drifting upward at the end of the summer, fell to third-quarter levels in the first two months of 2004. In keeping with their inverse relationship with yields, bond prices ended up a little higher.

The yield spreads between Treasurys and all grades of corporates stayed in the narrow range throughout the report period. We believe that this narrow range indicated that investors felt that most corporations would no longer be negatively affected by serious financial setbacks in the near future. Consequently, the market interpreted the difference in risk between Treasurys and corporate bonds as being substantially less than it had been at the worst part in the cycle a few years ago.

Yields of U.S. Treasury Securities: Effective Yields of Two- and Ten-Year Treasurys

Yields declined over the report period for both the 2- and 10-year U.S. Treasury Notes. During the period, the spread between the 2- and 10-year narrowed somewhat as the decline of the 10-year outpaced that of the 2-year.

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.



Performance at a Glance

Total return for the six months ended 2/29/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Schwab YieldPlus Fund

Investor Shares **1.69%**
Select Shares **1.66%**
Benchmark **0.88%**
Fund Category[1] **1.09%**

Performance Details . . . . . *pages 7-8*

Schwab Short-Term Bond Market Fund **2.75%**
Benchmark **2.99%**

Performance Details . . . . *page 10*

Schwab Total Bond Market Fund **4.78%**
Benchmark **4.92%**

Performance Details . . . . *page 12*

Schwab GNMA Fund

Investor Shares **3.33%**
Select Shares **3.37%**
Benchmark **3.68%**
Fund Category[1] **4.13%**

Performance Details . . . *pages 14-15*

Overall, most sectors of the bond market reported positive total returns for the report period, although they lagged equity markets' more robust returns. Corporate bonds continued to lead the pack in terms of total returns for the period. Munis also did well, with yields nearing those of Treasurys.

The Schwab YieldPlus Fund performed very well, beating both its benchmark and category average returns. The fund was heavily invested in corporate bonds and benefited from their improved valuations over the report period. In addition, carefully selected lower-quality bonds outperformed higher-quality bonds.

Our analysis also revealed that asset-backed securities were attractively valued relative to other types of bonds, so we increased the fund's weightings of these types of securities.

The Schwab Short-Term Bond Market Fund and **the Schwab Total Bond Market Fund** posted net gains. During the early part of the report period, the funds were positioned to take advantage of positive economic news. At that time, we were focused on corporate bonds in economically sensitive sectors, such as home-building, leisure and entertainment companies. As market expectations of an economic recovery began to be reflected in bond prices, we moved toward higher-quality sectors that are less sensitive to cyclical changes. We continued to focus on industrials and the sectors discussed above. Since that short-lived rally during the first half of the report period, corporates have traded in a narrow range.

During the report period, the yield curve flattened for intermediate-term bonds, as price appreciation and yield both played a role in total returns for the Schwab Short-Term Bond Market Fund and the Schwab Total Bond Market Fund.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[1] Source for category information: Morningstar, Inc.

As market expectations of an economic recovery began to be reflected in bond prices, we moved toward higher-quality sectors that are less sensitive to cyclical changes.

The Schwab GNMA Fund also reported positive returns. The 10-year Treasury rallied 50 basis points in September and then was range-bound through the rest of the report period. Mortgage prepayment activity was generally high and extremely volatile, adding uncertainty to the market. Unlike mortgage lenders and borrowers, who generally like low rates, mortgage investors don't like them because they tend to increase prepayment uncertainty. In addition to these factors, the bonds in the Schwab GNMA Fund were of shorter duration than those in its category, which is why we underperformed. All in all, it was a challenging period for investors in GNMA and other mortgage groups.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Yields of U.S. Treasury Securities: Effective Yields of Three-Month and Two-Year Treasurys

The 3-month yield remained relatively flat during the period. In reaction to the changing economic news, the 2-year yield experienced more fluctuation.

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.



Schwab YieldPlus Fund

Investor Shares Performance as of 2/29/04

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.



Fund: **Investor Shares**

Benchmark: **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**

Fund Category: **Morningstar Ultrashort Bond**

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in its benchmark.

$12,073 **Investor Shares**

$12,025 **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Select Shares Performance as of 2/29/04

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**

■ Benchmark: **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**

■ Fund Category: **Morningstar Ultrashort Bond**



	6 Months	1 Year	3 Years	Since Inception (10/1/99)
Select Shares	1.66%	2.77%	3.60%	4.49%
Benchmark	0.88%	1.53%	3.21%	4.26%
Fund Category	1.09%	1.68%	3.15%	4.23%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $60,700 **Select Shares**

■ $60,125 **Lehman Brothers U.S. Short Treasury: 9-12 Months Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/29/04

Statistics

Number of Holdings	297	**Weighted Average Maturity**	0.4 yrs
Fund Category[1]		**Weighted Average Duration**	0.3 yrs
Interest Rate Sensitivity	Short	**Weighted Average Credit Quality**	A
Credit Quality	Medium	**Portfolio Turnover Rate**[3]	44%
30-Day SEC Yield[2]			
Investor Shares	2.50%		
Select Shares	2.65%		
12-Month Distribution Yield[2]			
Investor Shares	2.77%		
Select Shares	2.92%	**Past performance does not guarantee future results.**	

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.



By Security Type

- 48.3% Corporate Bonds
- 28.4% Asset-Backed Obligations
- 14.4% Mortgage-Backed Securities
- 5.2% Commercial Paper & Other Corporate Obligations
- 2.9% Preferred Stock
- 0.7% Municipal Bonds
- 0.2% U.S. Government Securities

By Credit Quality[4]

- 16.0% AAA
- 9.6% AA
- 33.3% A
- 29.4% BBB
- 8.0% BB
- 3.7% Short-Term Ratings or Unrated Securities

By Maturity

- 61.8% 0-6 Months
- 15.7% 7-18 Months
- 11.7% 19-30 Months
- 10.8% More than 30 Months

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/29/04, and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Not annualized.

[4] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

Schwab Short-Term Bond Market Fund

Performance as of 2/29/04

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund with its benchmark indices and Morningstar category.

- **Fund**
- **Benchmark—Blended: Lehman Brothers Short (1-3 Year) U.S. Government Bond Index** and **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**
- **Benchmark—Current: Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**
- Fund Category: **Morningstar Short-Term Bond**



	6 Months	1 Year	5 Years	10 Years
Fund	2.75%	3.37%	5.92%	5.52%
Benchmark—Blended				6.30%
Benchmark—Current	2.99%	3.56%	6.58%	6.38%
Fund Category	2.27%	2.48%	5.27%	5.38%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark indices.

- **$17,118 Fund**
- **$18,427 Lehman Brothers Short (1-3 Year) U.S. Government Bond Index** and **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**
- $18,582 **Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The fund changed its benchmark on 2/28/98, when it changed from being a government bond fund to its current strategy. Benchmark performance shown here is the Lehman Brothers Short (1–3 Year) U.S. Government Bond Index from fund inception through 2/28/98 and the Lehman Brothers Mutual Fund Short (1–5 Year) U.S. Government/Credit Index from 3/1/98 through the end of the report period. Benchmark performance for the one-year period is the Lehman Brothers Mutual Fund Short (1–5 Year) U.S. Government/Credit Index. Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Short-Term Bond Market Fund

Fund Facts as of 2/29/04

Statistics

	Fund	Index[1]		Fund	Index[1]
Number of Holdings	128	1,906	**Yield to Maturity**	2.68%	2.26%
Fund Category[2]			**Weighted Average Maturity**	2.5 yrs	2.7 yrs
Interest Rate Sensitivity	Short	n/a	**Weighted Average Duration**	2.4 yrs	2.5 yrs
Credit Quality	High	n/a	**Weighted Average Credit Quality**	AA	AA
30-Day SEC Yield[3]	2.45%	n/a	**Portfolio Turnover Rate[5]**	54%	n/a
30-Day SEC Yield–No Waiver[4]	2.44%	n/a			
12-Month Distribution Yield[3]	3.00%	n/a	**Past performance does not guarantee future results.**		

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.



By Security Type
- 53.3% U.S. Government Securities
- 29.6% Corporate Bonds
- 8.1% Asset-Backed Obligations
- 5.0% Mortgage-Backed Securities
- 2.4% Commercial Paper & Other Corporate Obligations
- 1.0% Preferred Stock
- 0.4% Municipal Bonds
- 0.2% Other Investment Companies

By Credit Quality[6]
- 63.0% AAA
- 1.5% AA
- 9.0% A
- 19.1% BBB
- 4.8% BB
- 2.6% Short-Term Ratings or Unrated Securities

By Maturity
- 13.0% 0-6 Months
- 15.9% 7-18 Months
- 23.9% 19-30 Months
- 47.2% More than 30 Months

[1] The Lehman Brothers Mutual Fund Short (1–5 Year) U.S. Government/Credit Index.

[2] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/29/04 and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[3] Fund expenses have been partially absorbed by CSIM and Schwab. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[4] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[5] Not annualized.

[6] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

Schwab Total Bond Market Fund

Performance as of 2/29/04

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark indices and Morningstar category.

- ■ **Fund**
- ■ Benchmark—Blended: **Lehman Brothers General U.S. Government Bond Index** and **Lehman Brothers U.S. Aggregate Bond Index**
- ■ Benchmark—Current: **Lehman Brothers U.S. Aggregate Bond Index**
- □ Fund Category: **Morningstar Intermediate-Term Bond**



10%
5%
0%
-5%
4.78%
4.92%
4.87%
4.38%
4.54%
5.04%
6.77%
7.24%
6.30%
6.87%
7.07%
7.19%
6.31%
6 Months
1 Year
5 Years
10 Years

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark indices.

- ■ $19,451 **Fund**
- ■ $19,806 **Lehman Brothers General U.S. Government Bond Index** and **Lehman Brothers U.S. Aggregate Bond Index**
- □ $20,025 **Lehman Brothers U.S. Aggregate Bond Index**



$25,000
$20,000
$15,000
$10,000
$5,000
2/94
2/96
2/98
2/00
2/02
2/04

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] The fund changed its benchmark on 2/28/98, when it changed from being a government bond fund to its current strategy. Benchmark performance shown here is the Lehman Brothers General U.S. Government Bond Index from fund inception through 2/28/98 and the Lehman Brothers U.S. Aggregate Bond Index from 3/1/98 through the end of the report period. Benchmark performance for the one-year period is the Lehman U.S. Aggregate Bond Index. Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Total Bond Market Fund

Fund Facts as of 2/29/04

	Fund	Index[1]		Fund	Index[1]
Number of Holdings	260	6,784	**Weighted Average Maturity**	5.0 yrs	7.4 yrs
Fund Category[2]			**Weighted Average Duration**	4.2 yrs	4.4 yrs
Interest Rate Sensitivity	Medium	n/a	**Weighted Average Credit Quality**	AA	AAA
Credit Quality	High	n/a	**Portfolio Turnover Rate[4]**	140%	n/a
30-Day SEC Yield[3]	3.28%	n/a			
12-Month Distribution Yield[3]	3.43%	n/a			
Yield to Maturity	4.42%	3.89%	**Past performance does not guarantee future results.**		

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.



By Security Type

- 30.0% Mortgage-Backed Securities
- 27.3% Corporate Bonds
- 22.5% U.S. Government Securities
- 16.2% Asset-Backed Obligations
- 1.9% Commercial Paper & Other Corporate Obligations
- 1.5% Preferred Stock
- 0.5% Municipal Bonds
- 0.1% Other Investment Companies

By Credit Quality[5]

- 62.7% AAA
- 3.6% AA
- 9.1% A
- 18.2% BBB
- 4.4% BB
- 2.0% Short-Term Ratings or Unrated Securities

By Maturity

- 25.4% 0-1 Year
- 63.8% 2-10 Years
- 5.6% 11-20 Years
- 5.2% 21-30 Years

Portfolio holdings may have changed since the report date.

[1] The Lehman Brothers U.S. Aggregate Bond Index.

[2] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/29/04 and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[3] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[4] Not annualized.

[5] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

Schwab GNMA Fund

Investor Shares Performance as of 2/29/04

Total Returns[1, 2]

This bar chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**
■ Benchmark: **Lehman Brothers GNMA Index**
■ Fund Category: **Morningstar Intermediate Government**



The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares compared with a similar investment in its benchmark.

■ $10,219 **Investor Shares**
■ $10,327 **Lehman Brothers GNMA Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab GNMA Fund

Select Shares Performance as of 2/29/04

Total Returns[1, 2]

This bar chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**
▦ Benchmark: **Lehman Brothers GNMA Index**
▦ Fund Category: **Morningstar Intermediate Government**



The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $51,115 **Select Shares**
▦ $51,633 **Lehman Brothers GNMA Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/29/04

Statistics

	Fund	Index[1]
Number of Holdings	64	128
Fund Category[2]		
Interest Rate Sensitivity	Short	n/a
Credit Quality	High	n/a
30-Day SEC Yield[3]		
Investor Shares	2.84%	n/a
Select Shares	3.03%	n/a
30-Day SEC Yield–No Waiver[4]		
Investor Shares	2.45%	n/a
Select Shares	2.60%	n/a

	Fund	Index[1]
12-Month Distribution Yield[3]		
Investor Shares	3.67%	n/a
Select Shares	3.71%	n/a
Weighted Average Maturity	4.5 yrs	6.1 yrs
Weighted Average Duration	2.2 yrs	2.2 yrs
Weighted Average Credit Quality	AAA	AAA
Portfolio Turnover Rate[5]	106%	n/a

Past performance does not guarantee future results.

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.



By Security Type

- 87.7% **Mortgage-Backed Securities**
- 5.3% **U.S. Government Securities**
- 3.6% **Asset-Backed Obligations**
- 2.1% **Commerical Paper & Other Corporate Obligations**
- 1.3% **Other Investment Companies**

By Credit Quality[6]

- 95.0% **AAA**
- 3.7% **A**
- 1.3% **Short-Term Ratings or Unrated Securities**

By Maturity

- 5.8% **0-6 Months**
- 2.5% **7-18 Months**
- 11.0% **19-30 Months**
- 80.7% **More than 30 Months**

Portfolio holdings may have changed since the report date.

[1] The Lehman Brothers GNMA Index.

[2] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/29/04 and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 3.5 years; Medium, more than 3.5 years to less than six years; Long, six years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[3] Fund expenses have been partially absorbed by CSIM and Schwab. The yields do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[4] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[5] Not annualized.

[6] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

Schwab YieldPlus Fund

Financial Statements

Financial Highlights

Investor Shares	9/1/03–2/29/04*	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	10/1/99[1]–8/31/00
Per-Share Data ($)					
Net asset value at beginning of period	9.70	9.75	10.00	9.92	10.00
Income from investment operations:					
Net investment income	0.12	0.30	0.42	0.62	0.61
Net realized and unrealized gains or losses	0.04	(0.02)	(0.23)	0.08	(0.08)
Total income from investment operations	0.16	0.28	0.19	0.70	0.53
Less distributions:					
Dividends from net investment income	(0.12)	(0.33)	(0.44)	(0.62)	(0.61)
Net asset value at end of period	9.74	9.70	9.75	10.00	9.92
Total return (%)	1.69[2]	2.95	1.89	7.33	5.44[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.59[3]	0.59	0.55	0.55	0.56[3,4]
Gross operating expenses	0.59[3]	0.59	0.62	0.71	0.80[3]
Net investment income	2.49[3]	3.08	4.36	6.03	6.72[3]
Portfolio turnover rate	44[2]	109	42	106	81[2]
Net assets, end of period ($ x 1,000,000)	452	410	392	185	53

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.
[4] The ratio of net operating expenses would have been 0.55% if certain non-routine expenses (proxy fees) had not been included.

Select Shares	9/1/03–2/29/04*	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	10/1/99[1]–8/31/00
Per-Share Data ($)					
Net asset value at beginning of period	9.70	9.75	10.00	9.92	10.00
Income from investment operations:					
Net investment income	0.13	0.32	0.44	0.64	0.62
Net realized and unrealized gains or losses	0.03	(0.02)	(0.24)	0.08	(0.08)
Total income from investment operations	0.16	0.30	0.20	0.72	0.54
Less distributions:					
Dividends from net investment income	(0.13)	(0.35)	(0.45)	(0.64)	(0.62)
Net asset value at end of period	9.73	9.70	9.75	10.00	9.92
Total return (%)	1.66[2]	3.10	2.04	7.50	5.58[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.44[3]	0.44	0.40	0.40	0.41[3,4]
Gross operating expenses	0.44[3]	0.44	0.47	0.56	0.65[3]
Net investment income	2.64[3]	3.23	4.52	6.18	6.88[3]
Portfolio turnover rate	44[2]	109	42	106	81[2]
Net assets, end of period ($ x 1,000,000)	1,729	1,476	1,443	772	219

* Unaudited.

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

[4] The ratio of net operating expenses would have been 0.40% if certain non-routine expenses (proxy fees) had not been included.

See financial notes.

Portfolio Holdings as of February 29, 2004, unaudited

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

▲ Delayed-delivery security

◗ Variable rate security

❙ Callable securities

■ Collateral for futures contracts

◆ Security is valued at fair value
(see Accounting Policies)

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
51.1%	Corporate Bonds	1,103,583	1,114,983
30.1%	Asset-Backed Obligations	649,352	655,995
15.3%	Mortgage-Backed Securities	330,408	332,832
0.7%	Municipal Bonds	15,000	15,049
0.2%	U.S. Government Securities	4,000	3,998
5.5%	Commercial Paper & Other Corporate Obligations	119,368	119,368
3.0%	Preferred Stock	65,530	65,619
0.0%	Other Investment Companies	773	773
105.9%	Total Investments	2,288,014	2,308,617
(5.9)%	Other Assets and Liabilities		(127,845)
100.0%	Net Assets		2,180,772

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Corporate Bonds 51.1% of net assets		
Finance 21.1%		
Banking 8.3%		
AB Spintab, 144A		
◗ 2.16%, 04/30/04	6,500	6,608
■❙ 7.50%, 08/14/49	900	1,001
◗ **Artesia Overseas, Ltd.**		
1.87%, 05/25/04	10,000	10,000
◗ **Bankboston Capital Trust III**		
1.92%, 03/15/04	9,500	9,270
◗❼ **BNP Paribas**		
1.80%, 03/22/04	27,500	27,247
◗ **Chase Capital VI**		
Series F		
1.76%, 05/03/04	13,000	12,558
◗ **Cullen/Frost Capital Trust I**		
2.68%, 06/01/04	15,000	15,187
◗❹ **Deutsche Bank Capital Trust, 144A**		
Class B		
2.97%, 03/30/04	33,000	34,698
◗ **Fleet Capital Trust V**		
2.17%, 03/18/04	15,000	15,000
◗ **PNC Capital Trust**		
1.74%, 03/01/04	7,000	6,571
■ **PNC Funding Corp.**		
7.75%, 06/01/04	1,350	1,371
❙ **Socgen Real Estate, L.L.C., 144A**		
Series A		
7.64%, 12/29/49	11,120	12,743
◗ **Societe Generale**		
1.75%, 04/21/04	17,100	17,353
■❙ **Svenska Handelsbanken, 144A**		
7.13%, 03/07/49	10,000	11,153
		180,760
Brokerage 6.9%		
◗❺ **Bear Stearns Co., Inc.**		
1.77%, 03/29/04	30,000	30,411
◗ **Credit Suisse Financial Products**		
1.93%, 03/08/04	20,400	20,201

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗❸ **Goldman Sachs Group, Inc.**		
1.29%, 04/09/04	40,000	40,010
Merrill Lynch & Co.		
Series B		
◗ 1.49%, 03/08/04	8,000	8,030
◗ 1.37%, 03/18/04	5,000	5,010
◗❷ **Morgan Stanley**		
1.27%, 05/24/04	47,600	47,623
		151,285
Finance Companies 3.8%		
▮◗ **Capital One Capital I, 144A**		
2.68%, 05/03/04	7,000	6,823
◗ **Countrywide Home Loan**		
Series L		
1.65%, 03/02/04	12,000	12,093
International Lease Finance Corp.		
Series O		
◗ 2.42%, 04/15/04	10,000	10,165
◗ 2.33%, 05/03/04	10,000	10,157
■ **PHH Corp.**		
6.00%, 03/01/08	13,000	14,137
◗❻ **SLM Corp.**		
1.34%, 04/26/04	30,155	30,249
		83,624
Financial Other 0.5%		
◗ **National Consumer Cooperative Bank**		
Series B		
3.38%, 05/05/04	10,000	**10,024**
Insurance 1.1%		
■▮ **Lincoln National Corp.**		
9.13%, 10/01/24	5,500	5,946
■▮ **Nationwide CSN Trust, 144A**		
9.88%, 02/15/25	10,000	11,645
▮ **Nationwide Mutual Insurance, 144A**		
7.50%, 02/15/24	6,305	6,525
		24,116
Real Estate Investment Trust 0.5%		
■ **EOP Operating, L.P.**		
6.50%, 06/15/04	1,015	1,030
Simon DeBartolo		
6.75%, 07/15/04	10,000	10,187
		11,217
Industrial 25.2%		
Basic Industry 0.7%		
Georgia-Pacific Corp.		
▮ 9.50%, 05/15/22	2,000	2,080
▮ 9.63%, 03/15/22	8,000	8,360
Louisiana Pacific Corp.		
8.50%, 08/15/05	4,427	4,787
		15,227
Capital Goods 2.2%		
■ **Allied Waste North America**		
Series B		
7.63%, 01/01/06	7,000	7,455
BAE Asset Systems 2001 Asset Trust, 144A		
Series 2001 Class G		
6.66%, 09/15/13	7,604	8,552
Northrop Grumman Corp.		
9.38%, 10/15/24	5,505	5,994
◗ **Raytheon Co.**		
1.64%, 03/10/04	5,000	5,002
■ **Tyco International Group, SA**		
6.38%, 02/15/06	14,000	14,922
■▮ **Waste Management, Inc.**		
8.75%, 05/01/18	4,250	4,962
		46,887
Communications 6.8%		
■ **Chancellor Media / Clear Channel Communication**		
8.00%, 11/01/08	9,570	11,173
■▮ **Continental Cablevision**		
9.50%, 08/01/13	14,225	16,291
■▮ **Directv Holdings**		
8.38%, 03/15/13	8,000	9,140
▮◗ **Echostar DBS Corp., 144A**		
4.41%, 04/01/04	9,750	10,189
■ **France Telecom**		
8.70%, 03/01/06	5,422	6,006
■ **News America, Inc.**		
6.70%, 05/21/04	8,200	8,276

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
■▮ **Orange, PLC**		
9.00%, 06/01/09	13,365	14,182
■ **Rogers Cable Systems, Ltd.**		
Series B		
10.00%, 03/15/05	14,285	15,374
■ **Sprint Capital Corp.**		
7.13%, 01/30/06	14,000	15,231
■❾ **Telefonos de Mexico, SA**		
8.25%, 01/26/06	20,000	22,125
▸ **Verizon Wireless Capital, 144A**		
1.19%, 05/24/04	20,300	20,281
		148,268
Consumer Cyclical 10.9%		
▮ **American Axle & Manufacturing, Inc.**		
9.75%, 03/01/09	14,107	14,865
■ **Autonation, Inc.**		
9.00%, 08/01/08	10,550	12,238
■ **Ceasars Entertainment**		
8.50%, 11/15/06	9,080	10,101
Centex Corp.		
▸ Series D		
3.24%, 03/02/04	10,000	10,388
▸ Series E		
3.17%, 05/21/04	5,000	5,059
▸ **Daimler-Chrysler, N.A. Holdings**		
2.13%, 05/10/04	10,000	10,117
▸ **Ford Motor Credit**		
1.56%, 04/19/04	10,000	9,935
Gap, Inc.		
9.90%, 12/15/05	5,000	5,612
▸ **General Motors Acceptance Corp.**		
2.00%, 05/18/04	15,000	14,990
Hyatt Equities, L.L.C., 144A		
6.88%, 06/15/07	1,080	1,169
International Speedway Corp.		
7.88%, 10/15/04	14,000	14,508
■ **Lear Corp.**		
Series B		
7.96%, 05/15/05	14,560	15,579
▸ **Liberty Media Corp.**		
2.67%, 03/15/04	15,000	15,209

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
■ **Mandalay Resort Group**		
6.45%, 02/01/06	9,975	10,474
■ **MGM Grand, Inc.**		
6.95%, 02/01/05	9,475	9,890
■ **MGM Mirage, Inc.**		
6.75%, 08/01/07	4,000	4,320
Mohegan Tribal Gaming		
8.13%, 01/01/06	2,500	2,700
■ **Pulte Homes, Inc.**		
8.38%, 08/15/04	1,500	1,531
Royal Caribbean Cruises		
8.25%, 04/01/05	1,490	1,579
■ 7.25%, 08/15/06	8,950	9,644
Ryland Group, Inc.		
■▮ 9.75%, 09/01/10	14,430	16,450
■▮ 9.13%, 06/15/11	500	569
Schuler Homes		
9.38%, 07/15/09	9,464	10,600
▸ **Sears Roebuck Acceptance Corp.**		
3.12%, 04/23/04	14,000	14,025
▮ **Standard Pacific Corp.**		
9.50%, 09/15/10	6,160	6,930
Toll Corp.		
■▮ 8.00%, 05/01/09	2,500	2,622
■▮ 8.25%, 02/01/11	6,810	7,576
		238,680
Consumer Non-Cyclical 2.6%		
▮ **Anheuser-Busch Cos., Inc.**		
7.00%, 12/01/25	2,730	3,031
Bausch & Lomb, Inc.		
6.75%, 12/15/04	2,595	2,699
■ 6.50%, 08/01/05	10,205	10,779
Caremark Rx, Inc.		
7.38%, 10/01/06	1,001	1,106
■ **Constellation Brands, Inc.**		
8.63%, 08/01/06	8,500	9,435
▮ **Express Scripts, Inc.**		
9.63%, 06/15/09	1,905	2,038
HCA, Inc.		
■ 7.15%, 03/30/04	7,168	7,190
■ 6.91%, 06/15/05	7,145	7,517

Portfolio Holdings continued

Security / Series / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◗▮ **Lilly del Mar, Inc., 144A**		
2.33%, 05/05/04	5,000	4,991
◗ **Safeway, Inc.**		
1.63%, 05/01/04	8,000	8,009
		56,795
Energy 1.0%		
■▮ **Husky Oil Ltd.**		
8.90%, 08/15/08	9,701	11,350
■ **Pioneer Natural Resources**		
8.25%, 08/15/07	9,050	10,434
		21,784
Transportation 1.0%		
■ **ERAC U.S.A. Finance Co., 144A**		
6.95%, 03/01/04	3,575	3,575
◗ **Hertz Corp.**		
1.66%, 05/13/04	13,400	13,396
■ **Norfolk Southern Corp.**		
8.38%, 05/15/05	3,695	3,995
		20,966
Sovereign 0.9%		
◗ **Pemex Project Funding Master Trust**		
2.65%, 04/07/04	10,000	10,045
◗ **United Mexican States**		
1.84%, 04/13/04	10,000	10,085
		20,130
Utilities 3.9%		
Electric 3.9%		
■ **Cinergy Corp.**		
6.25%, 09/01/04	10,000	10,209
Indiana Michigan Power		
Series A		
6.88%, 07/01/04	10,000	10,190
◗▮ **Nisource Finance Corp.**		
1.88%, 05/04/04	14,000	14,001
Pennsylvania Electric Co.		
Series A		
5.75%, 04/01/04	15,000	15,052
◗ **Pepco Holdings, Inc.**		
1.92%, 05/17/04	10,000	10,000
◗▮ **Pinnacle West Capital Corp.**		
1.93%, 05/03/04	10,175	10,184
■ **Reliant Energy Resources**		
Series B		
8.13%, 07/15/05	9,876	10,575
◗ **Southern California Edison**		
1.42%, 04/13/04	5,000	5,009
		85,220

Asset-Backed Obligations 30.1% of net assets

Security / Series / Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Alter Moneta Receivables, L.L.C.		
Series 2003-1		
2.56%, 03/15/11	7,128	7,138
Ameriquest Mortgage Securities, Inc.		
◗ Series 2003-IA1 Class M2		
2.74%, 03/25/04	3,891	3,963
◗ Series 2003-6 Class M2		
2.94%, 03/25/04	5,000	5,175
◗ Series 2003-AR2 Class M2		
3.12%, 03/25/04	5,000	5,160
◗ Series 2003-AR3 Class M2		
3.14%, 03/25/04	5,000	5,161
◗ **Amortizing Residential Collateral Trust**		
Series 2002-BC1 Class M2		
2.19%, 03/25/04	10,000	10,037
AQ Finance NIM Trust		
Series 2003-N11A		
7.14%, 08/25/33	2,618	2,629
Argent NIM Trust		
◆ Series 2003-N7 Class 2A1		
5.75%, 03/27/34	6,468	6,468
◆ Series 2003-N7 Class 2A2		
9.75%, 03/27/34	2,000	2,000
◗ **Argent Securities, Inc.**		
Series 2003-W7 Class M2		
2.84%, 03/25/04	15,750	16,094
Asset Backed Funding Certificates		
◗ Series 2003-AHL1 Class M1		
1.94%, 03/25/04	7,500	7,568
◆◗▲ Series 2004-OPT2 Class M2		
2.10%, 03/25/04	11,868	11,878
◗ Series 2003-OPT1 Class M2		
2.64%, 03/25/04	5,000	5,045

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Series 2003-OPT1		
6.90%, 07/26/33	3,590	3,603
Asset Backed Securities Corp. Home Equity		
▸Series 2001-HE3 Class M2		
2.14%, 03/15/04	6,000	6,014
▸Series 2003-HE2 Class M2		
2.99%, 03/15/04	4,460	4,571
▸**Bear Stearns Asset Backed Securities, Inc.**		
Series 1999-1 Class MV1		
1.74%, 03/25/04	12,011	12,041
▸**Capital One Master Trust**		
Series 2001-2 Class C		
2.19%, 03/15/04	14,920	14,974
Capital One Multi-Asset Execution Trust		
▸Series 2003-B6 Class B6		
1.62%, 03/15/04	20,000	20,150
▸Series 2003-C1 Class C1		
3.64%, 03/15/04	3,500	3,737
CDC Mortgage Capital Trust		
▸Series 2003-HE1 Class M1		
1.99%, 03/25/04	18,000	18,196
▸Series 2003-HE4 Class M2		
2.74%, 03/25/04	4,000	4,118
▸Series 2003-HE2 Class M2		
2.99%, 03/25/04	5,000	5,185
▸**Centex Home Equity**		
Series 2003-B Class M2		
2.79%, 03/25/04	6,500	6,667
▸**Chase Credit Card Master Trust**		
Series 2002-4 Class C		
1.93%, 03/15/04	14,000	14,061
Chase Funding Net Interest Margin		
Series 2003-3A		
6.88%, 06/27/33	1,072	1,073
Series 2003-4A		
6.75%, 07/27/33	2,589	2,595
◆▲ Series 2004-1A		
3.75%, 02/27/34	4,000	3,994
Countrywide Asset Backed Certificates		
▸❽ Series 2000-2 Class MV2		
1.99%, 03/25/04	24,000	24,068
▸Series 2002-6 Class M1		
2.19%, 03/25/04	3,000	3,043
▸Series 2003-BC1 Class M2		
3.09%, 03/25/04	14,500	14,993

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▸Series 2002-6 Class M2		
3.19%, 03/25/04	4,800	4,925
Distribution Financial Services Trust		
Series 2001-1 Class-D		
7.73%, 11/15/22	8,250	8,446
▸**First Franklin Mortgage Loan Asset Backed Certificates**		
Series 1997-FF3 Class M1		
1.51%, 03/22/04	4,023	4,027
▸**Fremont Home Loan Trust**		
Series 2003-B Class M2		
2.71%, 03/25/04	13,000	13,282
GSR Mortgage Loan Trust		
Series 2002-3F Class 2AB3		
5.50%, 12/25/31	1,385	1,391
Herd Trust		
Series 2003-2A Class A		
11.00%, 07/25/32	1,220	1,220
▸**Household Mortgage Loan Trust**		
Series 2003-HC2 Class M		
1.69%, 03/22/04	8,278	8,354
Long Beach Asset Holdings, Corp.		
Series 2003-4 Class N1		
6.54%, 08/25/33	1,440	1,455
Long Beach Mortgage Loan Trust		
▸Series 2003-2 Class M1		
1.91%, 03/25/04	15,000	15,141
◆▸Series 2004-1 Class M6		
2.50%, 03/25/04	8,000	8,000
◆▸Series 2004-1 Class M7		
2.85%, 03/25/04	7,000	7,010
▸Series 2003-2 Class M2		
2.99%, 03/25/04	10,000	10,233
▸Series 2003-2 Class M3		
3.34%, 03/25/04	2,190	2,248
▸Series 2003-4 Class M5A		
5.09%, 03/25/04	3,000	3,234
◆▸**Main Street Warehouse Funding Trust**		
Series 2004-MSC		
3.87%, 03/25/04	9,000	9,040
Master Asset Backed Securities Trust		
▸Series 2003-OPT1 Class A2		
1.51%, 03/25/04	15,614	15,686
▸Series 2002-OPT1 Class M2		
3.04%, 03/25/04	10,000	10,202

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
MBNA Credit Card Master Note Trust		
▸Series 2003-B3 Class B3		
1.47%, 03/15/04	10,000	10,012
▸Series 2003-C3 Class C3		
2.44%, 03/15/04	10,920	11,100
▸MBNA Master Credit Card Trust		
Series 1999-L Class C		
2.17%, 03/15/04	8,000	8,117
▸Merrill Lynch Mortgage Investors, Inc.		
Series 2003-WMC3 Class M4		
3.09%, 03/25/04	2,913	2,986
▸MMCA Automobile Trust		
Series 2002-5 Class C		
3.24%, 03/15/04	4,387	4,392
Morgan Stanley ABS Capital I		
Series 2002-HE3N		
9.50%, 12/27/32	1,475	1,477
Series 2003-NC8N		
7.60%, 09/25/33	15,809	15,853
Morgan Stanley Auto Loan Trust		
Series 2003-HB1 Class B		
2.22%, 04/15/11	8,996	9,008
▸New Century Home Equity Loan Trust		
Series 2003-3 Class M3		
3.47%, 03/25/04	7,686	7,955
Novastar Home Equity Loan		
▸Series 2003-4 Class M1		
1.80%, 03/25/04	20,000	20,204
▸Series 2003-3 Class M2		
2.74%, 03/25/04	10,000	10,335
▸Series 2003-4 Class B1		
3.59%, 03/25/04	2,500	2,600
▸Series 2003-3 Class B2		
4.99%, 03/25/04	3,000	3,137
Novastar NIM Trust		
Series 2003-N1		
7.39%, 06/01/33	1,191	1,193
◆Series 2004-N1		
4.46%, 02/25/34	11,000	11,000
Option One Mortgage Loan Trust		
▸Series 2003-2 Class M1		
1.74%, 03/25/04	15,000	15,184
▸Series 2003-1 Class M1		
1.99%, 03/25/04	8,000	8,128

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▸Series 2004-1 Class M2		
2.19%, 03/25/04	3,800	3,801
▸Series 2004-1 Class M3		
2.44%, 03/25/04	5,000	5,030
▸Series 2003-4 Class M2		
2.74%, 03/25/04	6,000	6,158
▸Series 2003-2 Class M2		
2.79%, 03/25/04	3,000	3,080
▸Series 2003-4 Class M4		
4.09%, 03/25/04	3,500	3,617
▸Series 2003-2B Class N1		
7.63%, 03/25/04	886	887
▸Series 2003-3 Class N		
1.40%, 03/26/04	2,675	2,676
◆▸Overture CDO (Jersey) Ltd.		
Series IA Class B1		
2.27%, 07/08/04	10,000	10,076
Residential Asset Securities Corp.		
▸Series 2004-KS2 Class M22		
2.10%, 03/25/04	9,000	9,000
▸Series 2003-KS6 Class M2		
2.59%, 03/25/04	15,300	15,579
▸Series 2003-KS1 Class M2		
2.84%, 03/25/04	11,100	11,338
◆▸Series 2003-KS2 Class MII2		
2.84%, 03/25/04	5,000	5,114
Ryder Vehicle Lease Trust		
Series 2001-A Class CTFS		
6.75%, 03/15/12	5,000	5,410
◆Sail Net Interest Margin Notes		
Series 2003-12A Class A		
7.35%, 11/27/33	2,308	2,302
▸SAKS Credit Card Master Trust		
Series 2001-2 Class B		
1.74%, 03/15/04	2,800	2,822
◆▸Saxon Asset Securities Trust		
Series 2004-1 Class M3		
2.45%, 03/19/04	4,250	4,250
▸Structured Asset Securities Corp.		
Series 1998-8 Class B		
2.39%, 03/25/04	2,268	2,261
▸Terrapin Funding, L.L.C.		
Series 2003-1A Class B1		
2.40%, 03/08/04	20,000	20,065

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ **WFS Financial Owner Trust**		
Series 2004-1 Class C		
2.49%, 08/22/11	7,000	6,984
Whole Auto Loan Trust		
Series 2003-1 Class B		
2.24%, 03/15/10	17,455	17,571
		655,995


Mortgage-Backed Securities 15.3% of net assets


U.S. Government Agency Mortgages 5.8%

Fannie Mae

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pool# 401049		
7.00%, 08/01/07	57	58
Pool# 500521		
7.00%, 06/01/09	246	265
Pool# 250499		
7.00%, 03/01/11	225	241
Pool# 323970		
7.00%, 10/01/14	341	365
Pool# 536005		
7.00%, 12/01/14	1,104	1,183
Pool# 252977		
7.00%, 01/01/15	121	129
Pool# 526933		
7.00%, 01/01/15	174	186
Pool# 529057		
7.00%, 03/01/15	79	85
Pool# 536367		
7.00%, 05/01/15	36	39
Pool# 541800		
7.00%, 06/01/15	172	184
Pool# 535461		
7.00%, 07/01/15	661	709
Pool# 542497		
7.00%, 07/01/15	33	36
Pool# 253541		
7.00%, 12/01/15	51	55
Pool# 535631		
7.00%, 12/01/15	3,244	3,479
Pool# 535740		
7.00%, 12/01/15	787	844
Pool# 545034		
7.00%, 12/01/15	305	327

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pool# 535662		
7.00%, 01/01/16	537	576
Pool# 535675		
7.00%, 01/01/16	587	629
Pool# 548205		
7.00%, 01/01/16	232	249
Pool# 567601		
7.00%, 02/01/16	151	162
Pool# 535801		
7.00%, 03/01/16	172	184
Pool# 595654		
7.00%, 03/01/16	90	97
Pool# 545202		
7.00%, 07/01/16	236	253
Pool# 660726		
7.00%, 08/01/16	123	132
Pool# 606440		
6.50%, 09/01/16	167	178
Pool# 545369		
7.00%, 09/01/16	787	844
Pool# 254272		
7.00%, 03/01/17	962	1,031
Pool# 254291		
7.00%, 04/01/17	326	350
Pool# 555532		
7.00%, 12/01/17	5,381	5,770
▲❶ 7.00%, 03/01/18	50,000	53,562
Pool# 544849		
3.86%, 05/01/19	10,094	10,263
Pool# 621636		
5.15%, 01/31/31	3,635	3,764
Pool# 586276		
5.80%, 06/01/31	669	697
Pool# 563434		
6.05%, 07/01/31	999	1,016
Pool# 598596		
6.10%, 07/01/31	1,547	1,588
Pool# 607308		
6.05%, 08/01/31	2,628	2,696
Pool# 606857		
5.53%, 10/01/31	3,759	3,869
Pool# 613101		
5.56%, 11/01/31	2,010	2,073
Pool# 610546		
5.80%, 11/01/31	2,019	2,087
Pool# 544869		
4.08%, 08/01/35	12,403	12,621

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pool# 535314		
6.24%, 08/01/39	2,346	2,420
Freddie Mac		
Pool# M80685		
6.00%, 05/01/08	569	586
Pool# G11226		
5.50%, 08/01/11	1,346	1,413
Series 61 Class D		
9.30%, 11/15/20	823	825
Pool# 786823		
6.10%, 07/01/29	3,943	4,072
Pool# 846902		
6.53%, 04/01/31	1,691	1,741
Pool# 788677		
5.45%, 10/01/31	2,479	2,563
		126,496

Collateralized Mortgage Obligations 9.5%

Bank of America Mortgage Securities		
Series 2003-D Class 2A2		
3.60%, 03/25/08	9,450	9,462
Series 2001-H Class A1		
5.37%, 12/31/31	1,097	1,113
Series 2002-A Class A1		
5.24%, 02/25/32	1,181	1,202
Series 2002-J Class A2		
4.88%, 09/25/32	6,239	6,333
Countrywide Home Loans		
Series 2001-23 Class 2A1		
5.41%, 10/31/31	968	983
Series 2001-23 Class 3A1		
6.25%, 10/31/31	1,301	1,321
Series 2001-HYB2 Class 2A1		
6.35%, 11/30/31	1,829	1,857
Series 2002-1 Class 1A1		
5.36%, 12/19/31	1,782	1,832
Series 2002-HYB1 Class 1A1		
5.43%, 05/25/32	3,236	3,286
Series 2002-HYB2 Class 4A1		
5.00%, 08/20/32	1,993	2,024
Series 2003-HYB1 Class 1A1		
3.85%, 05/19/33	13,906	14,006
Series 2003-HYB2 Class 1A1		
3.45%, 07/19/33	13,118	13,057

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
CS First Boston Mortgage Securities Corp.		
▸ Series 2000-HE1 Class M2		
2.16%, 03/15/04	5,000	5,015
Series 2002-AR27 Class 1A1		
5.42%, 10/25/32	4,772	4,861
Series 2002-AR28 Class 1A2		
4.98%, 11/25/32	6,118	6,251
Fannie Mae		
▸ Series 2003-37 Class FK		
1.89%, 03/25/04	10,605	10,615
Series 2003-22 Class UK		
4.00%, 09/25/31	13,672	13,684
Fannie Mae (Interest Only)		
Series 2003-57 Class IB		
5.00%, 06/25/18	22,956	2,739
Fifth Third Mortgage Loan Trust		
▸ Series 2002-FTB1 Class 3A1		
3.91%, 03/01/04	5,460	5,552
▸ Series 2002-FTB1 Series 2A1		
6.27%, 03/01/04	6,588	6,798
Freddie Mac Structured Pass Through Securities		
Series H008 Class A2		
1.77%, 06/15/07	3,316	3,312
Series H004 Class A2		
2.59%, 12/15/07	12,900	12,905
Impac Secured Asset Common Owner Trust		
Series 2001-8 Class A1		
6.50%, 02/25/31	1,241	1,259
Master Adjustable Rate Mortgages Trust		
Series 2002-4 Class 3A1		
5.27%, 11/25/32	4,045	4,135
Series 2002-4 Class 1A1		
5.27%, 11/25/32	7,045	7,200
Series 2002-4 Class 2A1		
5.48%, 11/25/32	4,289	4,363
Series 2003-1 Class 1A1		
4.15%, 12/25/32	2,719	2,741
Residential Accredit Loans, Inc.		
Series 1999-QS8 Class A1		
6.50%, 06/25/14	4,856	5,049
Series 2000-QS4 Class NB		
7.50%, 03/25/15	231	232
Residential Funding Securities Corp.		
Series 2001-RM1 Class A		
6.18%, 12/25/29	331	331

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Sequoia Mortgage Trust (Interest Only)		
Series 2003-8 Class X1		
0.80%, 01/20/34	356,591	4,381
Washington Mutual		
Series 2002-AR19 Class A7		
4.68%, 01/01/33	9,796	10,094
Series 2003-AR1 Class A6		
4.56%, 01/25/33	4,858	4,917
Series 2003-AR8 Class A		
4.03%, 08/25/33	13,559	13,667
Series 2003-AR9 Class 1A2A		
2.34%, 09/25/33	15,176	15,206
Washington Mutual MSC Mortgage Pass-Through Trust		
Series 2001-AR1 Class A		
6.03%, 12/12/31	1,493	1,549
Wells Fargo Mortgage Backed Securities Trust		
Series 2001-25 Class IA1		
6.20%, 09/25/31	166	166
Series 2002-E Class 2A1		
5.22%, 09/25/32	2,797	2,838
		206,336

Municipal Bonds 0.7% of net assets

California Department of Water Resources		
Power Supply Revenue Bonds, Series 2002E		
3.59%, 05/01/04	15,000	**15,049**

U.S. Government Securities 0.2% of net assets

U.S. Treasury Bills		
■ 0.95%, 03/04/04	1,000	1,000
■ 1.00%, 03/18/04	2,000	1,999
■ 1.02%, 04/29/04	1,000	999
		3,998

Commercial Paper & Other Corporate Obligations 5.5% of net assets

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Atlantis Two Funding Corp., Section 4(2)		
1.13%, 03/01/04	15,000	15,000
1.15%, 03/01/04	10,267	10,267
1.15%, 03/10/04	10,000	9,997
1.15%, 03/16/04	9,540	9,535
Conoco Phillips, Section 4(2)		
1.05%, 03/01/04	14,000	14,000
1.04%, 03/02/04	7,900	7,900
Countrywide Home Loan		
1.05%, 03/05/04	10,000	9,999
General Motors Acceptance Corp.		
1.18%, 03/09/04	10,000	9,997
1.22%, 03/15/04	10,290	10,285
1.23%, 03/22/04	1,000	999
1.21%, 03/24/04	4,000	3,997
1.21%, 03/26/04	10,000	9,992
Viacom, Inc., Section 4(2)		
1.05%, 03/01/04	7,400	7,400
		119,368

Preferred Stock 3.0% of net assets

Security and Number of Shares	Value ($ x 1,000)
▮ (10) **ABN AMRO XIX Custodial Receipts**	
200,000	20,978
▮ **Grand Metro Delaware, L.P.**	
500,000	13,080
▮ **Nova Chemicals Corp.**	
230,000	5,750
RC Trust I	
200,000	10,749
▮ **Zurich Regcaps Funding Trust III, 144A**	
155,000	15,062
	65,619

Other Investment Companies 0.0% of net assets

Provident Institutional Funds — Fed Funds Portfolio 772,664	**773**

End of investments. For totals, please see the first page of holdings for this fund.

See financial notes.

Portfolio Holdings continued

In addition to the above, the fund held the following at 2/29/04. All numbers are x 1,000 except number of futures contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
2 Year, Short U.S. Treasury Note, expires 3/29/04	1,000	215,641	(2,500)
5 Year, Short U.S. Treasury Note, expires 3/22/04	1,500	170,648	(3,891)
			(6,391)

Statement of
Assets and Liabilities

As of February 29, 2004; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$2,308,617
Receivables:	
Fund shares sold	16,924
Interest	12,603
Dividends	410
Investments matured	255
Prepaid expenses	+ 137
Total assets	**2,338,946**

Liabilities

Payables:	
Fund shares redeemed	6,236
Dividends to shareholders	806
Due to brokers for futures	625
Investments bought	150,373
Investment adviser and administrator fees	56
Transfer agent and shareholder service fees	23
Accrued expenses	+ 55
Total liabilities	**158,174**

Net Assets

Total assets	2,338,946
Total liabilities	− 158,174
Net assets	**$2,180,772**

Net Assets by Source

Capital received from investors	2,223,629
Distributions in excess of net investment income	(1,168)
Net realized capital losses	(55,901)
Net unrealized capital gains	14,212

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷ Shares Outstanding	= NAV
Investor Shares	$452,057	46,434	$9.74
Select Shares®	$1,728,715	177,603	$9.73

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $2,288,014, which includes certain restricted but deemed liquid 144A and Section 4(2) securities worth $229,114, or 10.5% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$373,184
Sales/maturities	$377,383

The fund's long-term government security transactions were:

Purchases	$90,061
Sales/maturities	$39,414

The fund's total security transactions with other SchwabFunds during the period were $3,184.

These derive from investments, futures and short sales.

Federal Tax Data

Portfolio cost	$2,288,014

Net unrealized gains and losses:

Gains	$23,279
Losses	+ (2,676)
	$20,603

As of August 31, 2003:

Undistributed earnings:

Ordinary income	$4,013
Long-term capital gains	$−

Unused capital losses:
Expires 08/31 of:

2009	$1,318
2010	2,061
2011	+ 47,204
	$50,583

Deferred capital losses	$2,978

See financial notes. 29

Statement of
Operations

For September 1, 2003 through February 29, 2004; unaudited. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest		$28,625
Dividends		915
Total investment income		**29,540**

Net Realized Gains and Losses

Net realized gains on investments sold		4,391
Net realized losses on futures contracts		(7,211)
Net realized gains on short sales	+	73
Net realized losses		**(2,747)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		15,060
Net unrealized losses on futures contracts	+	(5,983)
Net unrealized gains		**9,077**

Expenses

Investment adviser and administrator fees		3,001
Transfer agent and shareholder service fees:		
Investor Shares		523
Select Shares		750
Trustees' fees		10
Custodian and portfolio accounting fees		100
Professional fees		23
Registration fees		63
Shareholder reports		59
Other expenses	+	16
Total expenses		**4,545**

Increase in Net Assets from Operations

Total investment income		29,540
Total expenses	–	4,545
Net investment income		**24,995**
Net realized losses		(2,747)
Net unrealized gains	+	9,077
Increase in net assets from operations		**$31,325**

Calculated as a percentage of average daily net assets: 0.35% of the first $500 million and 0.30% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

These add up to a net gain on investments of $6,330.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

	9/1/03–2/29/04	9/1/02–8/31/03
Net investment income	$24,995	$57,763
Net realized losses	(2,747)	(9,559)
Net unrealized gains	+ 9,077	7,361
Increase in net assets from operations	**31,325**	**55,565**

Distributions Paid

Dividends from Net Investment Income

Investor Shares	5,307	13,311
Select Shares	+ 20,168	50,614
Total dividends from net investment income	**$25,475**	**$63,925**

The tax-basis components of distributions for the period ended 08/31/03 are:

Ordinary income	$63,925
Long-term capital gains	$—

Transactions in Fund Shares

	9/1/03–2/29/04		9/1/02–8/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	16,507	$160,423	23,619	$229,942
Select Shares	+ 77,295	751,197	81,350	791,784
Total shares sold	**93,802**	**$911,620**	**104,969**	**$1,021,726**
Shares Reinvested				
Investor Shares	527	$5,121	1,195	$11,632
Select Shares	+ 1,940	18,843	4,298	41,834
Total shares reinvested	**2,467**	**$23,964**	**5,493**	**$53,466**
Shares Redeemed				
Investor Shares	(12,834)	($124,706)	(22,812)	($221,943)
Select Shares	+ (53,749)	(522,131)	(81,619)	(794,027)
Total shares redeemed	**(66,583)**	**($646,837)**	**(104,431)**	**($1,015,970)**
Net transactions in fund shares	**29,686**	**$288,747**	**6,031**	**$59,222**

Dollar amounts for the period ended 08/31/03 are net of proceeds received from the 0.25% early withdrawal fee the fund charges on shares sold 90 days or less after buying them:

Investor Shares	$6
Select Shares	+ 10
Total	**$16**

Effective November 16, 2002, the early withdrawal fee was eliminated. Therefore, there are no current period amounts.

Shares Outstanding and Net Assets

	9/1/03–2/29/04		9/1/02–8/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	194,351	$1,886,175	188,320	$1,835,313
Total increase	+ 29,686	294,597	6,031	50,862
End of period	**224,037**	**$2,180,772**	**194,351**	**$1,886,175**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $1,168 and $688 for the current and prior period, respectively.

Schwab Short-Term Bond Market Fund

Financial Statements

Financial Highlights

	9/1/03– 2/29/04*	9/1/02– 8/31/03	9/1/01– 8/31/02	9/1/00– 8/31/01	9/1/99– 8/31/00	9/1/98– 8/31/99
Per-Share Data ($)						
Net asset value at beginning of period	10.14	10.07	10.08	9.65	9.66	9.90
Income from investment operations:						
Net investment income	0.15	0.34	0.50	0.59	0.57	0.50
Net realized and unrealized gains or losses	0.13	0.07	(0.02)	0.43	(0.01)	(0.24)
Total income from investment operations	0.28	0.41	0.48	1.02	0.56	0.26
Less distributions:						
Dividends from net investment income	(0.15)	(0.34)	(0.49)	(0.59)	(0.57)	(0.50)
Net asset value at end of period	10.27	10.14	10.07	10.08	9.65	9.66
Total return (%)	2.75[1]	4.16	4.88	10.84	5.97	2.66
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.51[2]	0.43	0.35	0.35	0.36[3]	0.35
Gross operating expenses	0.57[2]	0.58	0.63	0.66	0.68	0.77
Net investment income	2.88[2]	3.34	4.95	5.90	5.91	5.11
Portfolio turnover rate	54[1]	124	150	248	129	195
Net assets, end of period ($ x 1,000,000)	742	648	493	369	219	218

[*] Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of February 29, 2004, unaudited

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbol below to designate the top ten holdings; the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- ◗ Variable rate security
- ▮ Callable securities
- ■ Collateral for futures contracts
- ◆ Security is valued at fair value (see Accounting Policies)

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
52.8%	**U.S. Government Securities**	387,107	392,504
29.4%	**Corporate Bonds**	213,246	217,972
8.0%	**Asset-Backed Obligations**	59,519	59,742
5.0%	**Mortgage-Backed Securities**	37,465	36,969
0.4%	**Municipal Bonds**	3,000	3,010
2.4%	**Commercial Paper & Other Corporate Obligations**	18,000	18,000
1.0%	**Preferred Stock**	7,076	7,112
0.2%	**Other Investment Companies**	1,312	1,312
99.2%	**Total Investments**	**726,725**	**736,621**
29.9%	**Collateral Invested for Securities on Loan**	221,597	221,597
(29.1)%	**Other Assets and Liabilities**		(215,883)
100.0%	**Net Assets**		**742,335**

	Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
	U.S. Government Securities 52.8% of net assets		
	U.S. Treasury Obligations 35.9%		
	U.S. Treasury Bills		
■	0.87%, 03/18/04	1,000	1,000
■	1.01%, 04/29/04	1,000	998
	U.S. Treasury Notes		
❺	1.63%, 01/31/05	15,000	15,073
	7.50%, 02/15/05	10,000	10,607
	1.50%, 02/28/05	10,000	10,038
	1.63%, 03/31/05	2,000	2,010
	6.75%, 05/15/05	3,150	3,358
	1.25%, 05/31/05	2,000	2,001
	1.13%, 06/30/05	6,500	6,490
	5.75%, 11/15/05	8,000	8,577
	2.00%, 05/15/06	12,000	12,071
	6.88%, 05/15/06	3,500	3,888
	7.00%, 07/15/06	10,000	11,198
❶	2.38%, 08/15/06	64,800	65,595
	6.50%, 10/15/06	9,000	10,042
	2.63%, 11/15/06	4,000	4,066
❸	2.25%, 02/15/07	20,000	20,083
	6.25%, 02/15/07	5,000	5,593
	4.38%, 05/15/07	3,000	3,198
	3.25%, 08/15/07	11,000	11,335
	3.00%, 11/15/07	5,000	5,103
	3.00%, 02/15/08	950	966
	2.63%, 05/15/08	11,000	10,992
	5.63%, 05/15/08	6,000	6,711
	3.25%, 08/15/08	11,000	11,228
❾	3.13%, 09/15/08	12,020	12,186
	3.13%, 10/15/08	750	760
	3.38%, 11/15/08	3,000	3,067
	3.38%, 12/15/08	6,000	6,130
	3.25%, 01/15/09	2,500	2,537
			266,901
	U.S. Government Agency Securities 16.9%		
	Fannie Mae		
❽	1.88%, 12/15/04	13,000	13,073
	3.88%, 03/15/05	10,000	10,276
	2.88%, 10/15/05	10,000	10,216
	4.38%, 10/15/06	5,000	5,282
❿	2.63%, 11/15/06	12,000	12,136
	5.00%, 01/15/07	5,000	5,370

See financial notes.

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
4.25%, 07/15/07	5,000	5,276
■ 3.25%, 11/15/07	5,000	5,095
■ 2.50%, 06/15/08	5,000	4,913
❷ **Federal Home Loan Bank**		
5.13%, 03/06/06	20,000	21,311
Freddie Mac		
3.00%, 07/15/04	5,000	5,037
1.88%, 01/15/05	10,000	10,060
5.25%, 01/15/06	3,000	3,195
2.75%, 08/15/06	4,000	4,066
3.50%, 09/15/07	10,000	10,297
		125,603

Corporate Bonds 29.4% of net assets

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Finance 9.0%		
Banking 6.0%		
■▮ **AB Spintab, 144A**		
7.50%, 08/14/49	5,000	5,560
Citicorp		
Series F		
6.38%, 11/15/08	5,000	5,603
▮◗ **Deutsche Bank Capital Trust, 144A**		
Class B		
2.97%, 03/30/04	8,000	8,412
Popular North America, Inc.		
4.25%, 04/01/08	5,820	5,977
■ 3.88%, 10/01/08	4,000	4,056
■▮ **Socgen Real Estate, L.L.C., 144A**		
Series A		
7.64%, 12/29/49	8,000	9,168
■▮ **Svenska Handelsbanken, 144A**		
7.13%, 03/07/49	5,000	5,576
		44,352
Brokerage 1.1%		
▮◗ **Credit Suisse Financial Products**		
1.93%, 03/08/04	3,000	2,971
Morgan Stanley		
3.88%, 01/15/09	5,000	5,073
		8,044
Finance Companies 1.9%		
Capital One Financial		
7.13%, 08/01/08	4,470	5,013
■ **General Electric Capital Corp.**		
Series A		
4.25%, 01/15/08	4,000	4,182
International Lease Finance Corp.		
Series P		
3.30%, 01/23/08	5,000	5,017
		14,212
Industrial 18.2%		
Basic Industry 0.1%		
▮ **Georgia Pacific Corp.**		
9.50%, 05/15/22	950	**991**
Capital Goods 2.2%		
BAE Asset Systems 2001 Asset Trust, 144A		
Series 2001 Class G		
6.66%, 09/15/13	7,984	8,980
Tyco International Group, SA		
6.38%, 02/15/06	4,000	4,263
■ **Waste Management, Inc.**		
7.00%, 10/15/06	2,825	3,136
		16,379
Communications 5.0%		
■ **Chancellor Media / Clear Channel Communication**		
8.00%, 11/01/08	2,000	2,335
Continental Cablevision		
9.00%, 09/01/08	2,100	2,564
■▮ 9.50%, 08/01/13	3,000	3,436
▮ **Directv Holdings**		
8.38%, 03/15/13	3,000	3,427
■ **GTE California, Inc.**		
Series G		
5.50%, 01/15/09	5,415	5,847
■▮ **Jones Intercable, Inc. (Comcast Corp.)**		
8.88%, 04/01/07	2,000	2,085
■▮ **Orange, PLC**		
9.00%, 06/01/09	5,605	5,948
Rogers Cable Systems, Ltd.		
Series B		
10.00%, 03/15/05	2,500	2,691

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Telefonos de Mexico, SA		
8.25%, 01/26/06	2,000	2,212
■ **Telefonos de Mexico, SA, 144A**		
4.50%, 11/19/08	2,000	2,034
■ **Telus Corp.**		
7.50%, 06/01/07	2,000	2,262
■■ **Tritel PCA, Inc.**		
10.38%, 01/15/11	2,000	2,384
		37,225
Consumer Cyclical 6.9%		
■■ **American Axle & Manufacturing, Inc.**		
9.75%, 03/01/09	7,000	7,376
■ **Autonation, Inc.**		
9.00%, 08/01/08	2,000	2,320
Cendant Corp.		
6.25%, 01/15/08	3,000	3,310
D.R. Horton, Inc.		
7.50%, 12/01/07	1,000	1,105
5.00%, 01/15/09	1,000	1,015
■ **Ford Motor Credit Co.**		
5.80%, 01/12/09	5,000	5,174
◗ **General Motors Acceptance Corp.**		
2.00%, 05/18/04	5,000	4,997
■ **International Speedway Corp.**		
7.88%, 10/15/04	1,000	1,036
■ **Lear Corp.**		
Series B		
7.96%, 05/15/05	5,000	5,350
◗ **Liberty Media Corp.**		
2.67%, 03/15/04	5,000	5,069
Mandalay Resort Group		
6.45%, 02/01/06	541	568
MGM Mirage, Inc.		
■ 7.25%, 10/15/06	1,000	1,087
■ 6.75%, 08/01/07	2,000	2,160
■ 6.75%, 02/01/08	300	325
Royal Caribbean Cruises		
8.25%, 04/01/05	1,000	1,060
7.25%, 08/15/06	2,000	2,155
■■ **Ryland Group, Inc.**		
9.13%, 06/15/11	4,500	5,119

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
■■ **Schuler Homes**		
9.38%, 07/15/09	972	1,089
■ **Toll Corp.**		
8.13%, 02/01/09	1,014	1,061
		51,376
Consumer Non-Cyclical 1.8%		
■ **General Mills, Inc.**		
5.13%, 02/15/07	5,000	5,345
HCA, Inc.		
■ 7.15%, 03/30/04	1,430	1,434
■ 6.91%, 06/15/05	4,100	4,313
■ **Miller Brewing Co., 144A**		
4.25%, 08/15/08	2,000	2,064
		13,156
Energy 1.3%		
■■ **Husky Oil Ltd.**		
8.90%, 08/15/28	4,009	4,691
■ **Pioneer Natural Resource**		
6.50%, 01/15/08	4,244	4,646
		9,337
Transportation 0.9%		
■ **Hertz Corp.**		
4.70%, 10/02/06	4,000	4,080
■■ **Union Pacific Corp.**		
8.35%, 05/01/25	2,000	2,208
		6,288
Sovereign 0.7%		
■ **Republic of South Africa**		
9.13%, 05/19/09	2,000	2,448
◗ **United Mexican States**		
1.85%, 04/13/04	2,500	2,521
		4,969
Utilities 1.5%		
Electric 1.1%		
■ **Appalachian Power Co.**		
3.60%, 05/15/08	4,000	4,002
■ **Public Services Electric & Gas**		
Series C		
4.00%, 11/01/08	2,000	2,049

Portfolio Holdings continued

Security Series 　Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
■ **Reliant Energy Resources**		
Series B		
8.13%, 07/15/05	2,150	2,302
		8,353
Natural Gas 0.4%		
■▮ **Columbia Energy Group**		
Series F		
7.42%, 11/28/15	3,000	**3,290**

Asset-Backed Obligations 8.0% of net assets		

	Face Amount ($ x 1,000)	Value ($ x 1,000)
Alter Moneta Receivables, L.L.C.		
Series 2003-1		
2.56%, 03/15/11	2,376	2,379
Capital One Master Trust		
▶ Series 2001-2 Class C		
2.19%, 03/15/04	5,000	5,018
■ Series 2000-2 Class A		
7.20%, 08/15/08	5,000	5,361
▶ **Chase Credit Card Master Trust**		
Series 2002-4 Class C		
1.93%, 03/15/04	6,000	6,026
▶ **Fremont Home Loan Trust**		
Series 2003-B Class M2		
2.71%, 03/25/04	5,000	5,108
▶ **Household Mortgage Loan Trust**		
Series 2003-HC2 Class M		
1.69%, 03/22/04	2,939	2,954
▶ **Long Beach Mortgage Loan Trust**		
Series 2003-4 Class M3		
3.24%, 03/25/04	4,200	4,333
▶ **MBNA Credit Card Master Note Trust**		
Series 2003-B3 Class B3		
1.48%, 03/15/04	5,000	5,006
Morgan Stanley ABS Capital I		
Series 2002-HE3N		
9.50%, 12/27/32	469	470
Series 2003-NC8N		
7.60%, 09/25/33	2,275	2,282

Security Series 　Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
◆ **Novastar NIM Trust**		
Series 2004-N1		
4.46%, 02/25/34	3,250	3,250
▶ **Option One Mortgage Loan Trust**		
Series 2003-3 Class N		
1.40%, 03/26/04	2,675	2,676
Residential Asset Mortgage Products, Inc.		
Series 2003-RZ3 Class A3		
2.14%, 02/25/30	10,000	9,862
▶ **Terrapin Funding, L.L.C.**		
Series 2003-1A Class B1		
2.40%, 03/08/04	5,000	5,017
		59,742

Mortgage-Backed Securities 5.0% of net assets		

U.S. Government Agency Mortgages 5.0%

	Face Amount ($ x 1,000)	Value ($ x 1,000)
Freddie Mac		
Series 2574 Class JM		
5.00%, 03/31/33	7,423	7,653
Freddie Mac Structured Pass Through Securities		
❻ Series H006 Class A2		
2.84%, 02/15/10	15,000	14,964
❼ Series H010 Class A3		
2.72%, 04/15/10	15,000	14,352
		36,969

Municipal Bonds 0.4% of net assets		

	Face Amount ($ x 1,000)	Value ($ x 1,000)
California Department of Water Resources		
Power Supply Revenue Bonds,		
Series 2002E		
3.59%, 05/01/04	3,000	**3,010**

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Commercial Paper & Other Corporate Obligations 2.4% of net assets		
❹ **Conoco Phillips, Section 4(2)**		
1.05%, 03/01/04	18,000	**18,000**

Security and Number of Shares		Value ($ x 1,000)
Preferred Stock 1.0% of net assets		
RC Trust I		
60,000		3,225
▮ **Zurich Regcaps Funding Trust III, 144A**		
40,000		3,887
		7,112

Other Investment Companies 0.2% of net assets		
Provident Institutional Funds —		
Fed Funds Portfolio 1,311,727		**1,312**

End of investments. For totals, please see the first page of holdings for this fund.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 29.9% of net assets		
Short-Term Investments 4.2%		
Fortis Bank Time Deposit		
1.04%, 03/01/04	30,765	**30,765**

Security and Number of Shares		Value ($ x 1,000)
Other Investment Companies 25.7%		
Institutional Money Market		
Trust 190,831,868		**190,832**

End of collateral invested from securities on loan. For totals, please see the first page of holdings for this fund.

In addition to the above, the fund held the following at 2/29/04. All numbers are x 1,000 except number of futures contracts.

Futures Contracts	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
2 Year, Long Morgan Stanley, expires 03/29/04	300	64,692	736
5 Year, Short Morgan Stanley, expires 03/22/04	300	34,130	(783)
			(47)

Statement of
Assets and Liabilities

As of February 29, 2004; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (including $217,933 of securities on loan)	$736,621
Collateral held for securities on loan	221,597
Receivables:	
Fund shares sold	1,638
Dividends	210
Interest	6,421
Investments sold	7,110
Prepaid expenses	+ 37
Total assets	**973,634**

Liabilities

Collateral held for securities on loan	221,597
Payables:	
Fund shares redeemed	886
Dividends to shareholders	395
Investments bought	8,308
Due to brokers for futures	49
Investment adviser and administrator fees	16
Transfer agent and shareholder service fees	15
Accrued expenses	+ 33
Total liabilities	**231,299**

Net Assets

Total assets	973,634
Total liabilities	− 231,299
Net assets	**$742,335**

Net Assets by Source

Capital received from investors	732,926
Distributions in excess of net investment income	(43)
Net realized capital losses	(397)
Net unrealized capital gains	9,849

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$742,335		72,297		$10.27

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $726,725, which includes certain restricted but deemed liquid 144A and Section 4(2) securities worth $63,681, or 8.6% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$156,998
Sales/maturities	$152,178

The fund's long-term government security transactions were:

Purchases	$232,324
Sales/maturities	$184,307

The fund's total security transactions with other SchwabFunds during the period were $6,617.

These derive from investments, futures and short sales.

Federal Tax Data

Portfolio cost	$727,152
Net unrealized gains and losses:	
Gains	$10,619
Losses	+ (1,150)
	$9,469
As of August 31, 2003:	
Undistributed earnings:	
Ordinary income	$1,706
Long-term capital gains	$—
Capital losses utilized	$4,116
Unused capital losses:	
Expires 08/31 of:	Loss amount:
2004	1,737
2005	173
2008	+ 1,241
	$3,151

 See financial notes.

Statement of
Operations

For September 1, 2003 through February 29, 2004; unaudited. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest	$11,119
Securities on loan	183
Dividends	+ 271
Total investment income	**11,573**

Net Realized Gains and Losses

Net realized gains on investments sold	3,606
Net realized losses on futures contracts	(365)
Net realized losses on short sales	+ (55)
Net realized gains	**3,186**

Net Unrealized Gains and Losses

Net unrealized gains on investments	5,557
Net unrealized losses on futures contracts	(102)
Net unrealized gains on short sales	+ 19
Net unrealized gains	**5,474**

Expenses

Investment adviser and administrator fees	950
Transfer agent and shareholder service fees	854
Trustees' fees	6
Custodian and portfolio accounting fees	32
Professional fees	16
Registration fees	27
Shareholder reports	35
Other expenses	+ 8
Total expenses	1,928
Expense reduction	− 187
Net expenses	**1,741**

Increase in Net Assets from Operations

Total investment income	11,573
Net expenses	− 1,741
Net investment income	**9,832**
Net realized gains	3,186
Net unrealized gains	+ 5,474
Increase in net assets from operations	**$18,492**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through at least November 15, 2004, to 0.55% of average daily net assets. Prior to November 16, 2003, this limit was 0.45%. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $8,660.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

	9/1/03–2/29/04	9/1/02–8/31/03
Net investment income	$9,832	$19,584
Net realized gains	3,186	12,104
Net unrealized gains or losses	+ 5,474	(9,681)
Increase in net assets from operations	**18,492**	**22,007**

Distributions Paid

Dividends from net investment income	**$9,875**	**$19,817**

The tax-basis components of distributions for the period ended 08/31/03 are:

Ordinary income	$19,817
Long-term capital gains	$—

Transactions in Fund Shares

	9/1/03–2/29/04		9/1/02–8/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	22,263	$227,781	45,091	$459,837
Shares reinvested	830	8,472	1,451	14,788
Shares redeemed	+ (14,657)	(150,055)	(31,673)	(322,739)
Net transactions in fund shares	**8,436**	**$86,198**	**14,869**	**$151,886**

Shares Outstanding and Net Assets

	9/1/03–2/29/04		9/1/02–8/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	63,861	$647,520	48,992	$493,444
Total increase	+ 8,436	94,815	14,869	154,076
End of period	**72,297**	**$742,335**	**63,861**	**$647,520**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Include net investment income not yet distributed in the amount of $43 at the end of the current period.

 See financial notes.

Schwab Total Bond Market Fund

Financial Statements

Financial Highlights

	9/1/03–2/29/04*	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00	9/1/98–8/31/99
Per-Share Data ($)						
Net asset value at beginning of period	10.20	10.22	10.24	9.65	9.58	10.18
Income from investment operations:						
Net investment income	0.16	0.34	0.47	0.60	0.61	0.55
Net realized and unrealized gains or losses	0.32	0.10	0.13	0.59	0.07	(0.53)
Total income from investment operations	0.48	0.44	0.60	1.19	0.68	0.02
Less distributions:						
Dividends from net investment income	(0.17)	(0.37)	(0.46)	(0.60)	(0.61)	(0.55)
Distributions from net realized gains	(0.35)	(0.09)	(0.16)	–	–	(0.07)
Total distributions	(0.52)	(0.46)	(0.62)	(0.60)	(0.61)	(0.62)
Net asset value at end of period	10.16	10.20	10.22	10.24	9.65	9.58
Total return (%)	4.78[1]	4.37	6.18	12.68	7.36	0.14
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.50[2]	0.43	0.35	0.35	0.36[3]	0.35
Gross operating expenses	0.54[2]	0.54	0.57	0.58	0.63	0.74
Net investment income	3.15[2]	3.36	4.66	6.00	6.42	5.55
Portfolio turnover rate	140[1]	121	74	153	135	174
Net assets, end of period ($ x 1,000,000)	1,081	1,025	1,053	926	647	480

* Unaudited.
[1] Not annualized.
[2] Annualized.
[3] The ratio of net operating expenses would have been 0.35% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of February 28, 2004, unaudited

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- ▲ Delayed-delivery security
- ◗ Variable rate security
- ▮ Callable securities
- ■ Collateral for futures contracts
- ◆ Security is valued at fair value (see Accounting Policies)

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
36.5%	Mortgage-Backed Securities	410,148	394,540
33.2%	Corporate Bonds	348,356	358,555
27.3%	U.S. Government Securities	268,880	295,317
19.8%	Asset-Backed Obligations	212,078	213,418
0.6%	Municipal Bonds	7,000	7,023
2.4%	Commercial Paper & Other Corporate Obligations	25,399	25,399
1.8%	Preferred Stock	19,062	19,101
0.0%	Other Investment Companies	510	510
121.6%	**Total Investments**	**1,291,433**	**1,313,863**
24.2%	Collateral Invested for Securities on Loan	261,609	261,609
(45.8)%	Other Assets and Liabilities		(494,653)
100.0%	**Net Assets**		**1,080,819**

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mortgage-Backed Securities 36.5% of net assets		
U.S. Government Agency Mortgages 33.6%		
Fannie Mae		
Pool# 313346		
7.00%, 04/16/06	357	373
Pool# 177450		
7.00%, 06/21/07	17	18
Pool# 187589		
7.00%, 07/21/07	34	36
Pool# 199468		
7.00%, 08/26/07	209	221
Pool# 234418		
7.00%, 05/30/08	185	199
Pool# 243050		
7.00%, 06/21/08	221	237
Pool# 535662		
7.00%, 09/24/08	3,937	4,221
Pool# 536805		
7.00%, 11/14/08	4	5
Pool# 622533		
7.00%, 06/21/09	234	251
Pool# 322816		
7.00%, 09/09/09	41	44
Pool# 327130		
7.00%, 10/30/09	99	106
Pool# 344397		
7.00%, 06/28/10	19	20
Pool# 404280		
7.00%, 10/09/10	56	60
Pool# 417450		
7.00%, 07/06/11	36	38
Pool# 392512		
7.00%, 09/24/11	10	10
Pool# 390378		
7.00%, 10/02/11	28	30
Pool# 550860		
7.00%, 12/06/11	37	39
Pool# 323437		
5.50%, 05/08/12	470	493
Pool# 613008		
7.00%, 05/08/12	465	499
Pool# 482675		
5.50%, 07/27/12	157	165
Pool# 488587		
5.50%, 08/11/12	94	99

 See financial notes.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pool# 535633		
5.50%, 08/11/12	8	8
Pool# 440789		
5.50%, 09/02/12	11	11
Pool# 491110		
5.50%, 09/02/12	161	169
Pool# 496816		
5.50%, 10/15/12	45	47
Pool# 482550		
5.50%, 11/21/12	39	41
Pool# 492793		
5.50%, 11/28/12	52	55
Pool# 527268		
7.00%, 01/11/13	11	11
Pool# 537374		
7.00%, 01/18/13	10	10
Pool# 498293		
7.00%, 05/30/13	17	19
Pool# 539782		
7.00%, 07/13/13	16	17
Pool# 556587		
7.00%, 11/14/13	71	76
Pool# 253430		
7.00%, 01/04/14	278	298
Pool# 574866		
5.50%, 03/04/14	38	39
Pool# 550568		
7.00%, 03/11/14	319	343
Pool# 550415		
7.00%, 03/25/14	69	74
Pool# 572123		
5.50%, 04/09/14	37	38
Pool# 572726		
7.00%, 04/09/14	69	74
Pool# 570681		
5.50%, 05/30/14	5	5
Pool# 253666		
7.00%, 06/14/14	277	297
Pool# 253797		
5.50%, 06/21/14	1,219	1,272
Pool# 572133		
7.00%, 06/28/14	48	51
Pool# 572794		
7.00%, 07/13/14	30	32
Pool# 535944		
7.00%, 08/04/14	438	470
Pool# 580055		
5.50%, 09/09/14	39	41

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pool# 505038		
5.50%, 10/01/14	12	13
Pool# 569314		
5.50%, 10/16/14	31	33
Pool# 604966		
5.50%, 01/19/15	25	26
Pool# 587851		
5.50%, 01/26/15	45	47
Pool# 545400		
5.50%, 02/03/15	518	540
Pool# 545411		
5.50%, 02/03/15	611	638
Pool# 609703		
5.50%, 02/17/15	532	555
Pool# 622466		
5.50%, 02/24/15	27	28
Pool# 711583		
5.50%, 03/26/15	24	25
Pool# 638392		
5.50%, 04/24/15	1,001	1,044
Pool# 608827		
7.00%, 04/24/15	20	21
Pool# 625942		
5.50%, 05/30/15	36	38
Pool# 555291		
5.50%, 06/29/15	1,162	1,212
Pool# 623761		
7.00%, 07/13/15	95	102
Pool# 555352		
5.50%, 09/02/15	528	551
Pool# 644496		
5.50%, 09/10/15	666	695
Pool# 663217		
5.50%, 09/24/15	52	54
Pool# 650126		
7.00%, 09/24/15	102	109
Pool# 681185		
5.50%, 11/07/15	43	45
Pool# 647546		
5.50%, 11/22/15	38	40
Pool# 254607		
7.00%, 11/22/15	596	640
Pool# 545967		
5.50%, 11/29/15	55	57
Pool# 555456		
5.50%, 11/29/15	724	756
Pool# 545034		
7.00%, 12/01/15	161	173

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pool# 643839		
7.00%, 12/06/15	171	184
Pool# 651274		
7.00%, 12/06/15	807	865
Pool# 680035		
5.50%, 12/14/15	90	93
Pool# 626827		
5.50%, 01/05/16	57	59
Pool# 664109		
5.50%, 01/27/16	51	54
Pool# 678973		
5.50%, 01/27/16	47	49
Pool# 674151		
5.50%, 02/10/16	55	57
Pool# 639919		
5.50%, 02/25/16	522	545
Pool# 671599		
5.50%, 03/25/16	56	59
Pool# 673022		
5.50%, 03/25/16	644	672
Pool# 687154		
5.50%, 04/01/16	45	47
Pool# 679284		
7.00%, 04/09/16	54	57
Pool# 681386		
5.50%, 05/15/16	55	57
Pool# 357350		
5.50%, 05/22/16	183	191
Pool# 674742		
5.50%, 05/22/16	662	691
Pool# 677469		
5.50%, 05/22/16	1,485	1,549
Pool# 677606		
5.50%, 05/22/16	42	44
Pool# 682986		
5.50%, 06/28/16	31	33
Pool# 699526		
5.50%, 11/06/16	40	42
Pool# 731473		
5.50%, 08/01/17	1,431	1,494
▲ 5.00%, 03/01/19	17,000	17,457
Pool# 254472		
6.50%, 09/01/22	7,004	7,393
Pool# 628209		
6.50%, 09/09/24	1,247	1,313
Pool# 635861		
6.50%, 09/09/24	6,136	6,458

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pool# 545762		
6.50%, 10/23/24	1,885	1,984
Pool# 644590		
6.50%, 10/23/24	3,708	3,901
Pool# 670402		
6.50%, 12/13/24	426	448
Pool# 555708		
7.50%, 12/28/24	9,264	9,929
Pool# 656434		
6.50%, 02/17/25	1,461	1,537
Pool# 680982		
6.00%, 09/02/25	11,450	11,934
▲❶ 5.50%, 03/01/33	56,000	57,295
Pool# 646817		
6.00%, 04/01/33	8,579	8,942
Pool# 720769		
6.00%, 08/01/33	5,849	6,096
Pool# 727107		
6.00%, 08/01/33	2,261	2,356
Pool# 740241		
6.50%, 09/01/33	8,605	9,054
▲❺ 5.00%, 03/01/34	25,000	25,047
▲❸ 6.00%, 03/01/19	28,000	29,496
Pool# C65062		
6.50%, 08/25/24	9,821	10,334
Pool# G01477		
6.00%, 10/23/24	9,520	9,911
▲ Freddie Mac Gold Pool		
5.00%, 03/15/34	15,000	15,023
Ginnie Mae		
Pool# 781478		
7.50%, 03/15/32	3,917	4,213
Pool# 614544		
6.00%, 06/15/33	6,580	6,879
▲❹ 6.00%, 03/01/34	27,000	28,198
▲❷ 6.50%, 03/01/34	30,000	31,669
▲❾ 7.00%, 03/01/34	19,000	20,241
▲ 8.00%, 03/01/34	10,000	10,913
		362,967

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateralized Mortgage Obligations 2.9%		
Fannie Mae		
Series 2574 Class JM		
5.00%, 03/31/33	7,423	7,653
❼ **Freddie Mac Structured Pass Through Securities**		
Series H010 Class A3		
2.72%, 04/15/10	25,000	23,920
		31,573
Corporate Bonds 33.2% of net assets		
Finance 9.4%		
Banking 4.9%		
▮ **AB Spintab, 144A**		
7.50%, 08/14/49	6,300	7,006
▮◗ **Bankboston Capital Trust IV**		
1.75%, 03/08/04	10,000	9,370
▮◗ **Chase Capital VI**		
Series F		
1.79%, 05/03/04	5,000	4,830
▮◗ **Cullen/Frost Capital Trust I**		
2.68%, 06/01/04	5,000	5,062
▮◗ **Deutsche Bank Capital Trust, 144A**		
Class B		
2.97%, 03/30/04	10,000	10,515
■▮ **HBOS, PLC, 144A**		
5.38%, 11/29/49	5,000	5,156
▮ **Socgen Real Estate, L.L.C., 144A**		
Series A		
7.64%, 12/29/49	5,000	5,730
▮ **Svenska Handelsbanken, 144A**		
7.13%, 03/07/49	5,000	5,576
		53,245
Brokerage 1.5%		
▮◗ **Credit Suisse Financial Products**		
1.93%, 03/08/04	4,000	3,961
Goldman Sachs Capital I		
6.35%, 02/15/34	5,000	5,095
■ **Goldman Sachs Group, Inc.**		
4.75%, 07/15/13	7,000	6,950
		16,006
Finance Companies 1.1%		
▮◗ **Capital One Capital I, 144A**		
2.71%, 05/03/04	4,000	3,899
General Electric Capital Corp.		
Series A		
6.00%, 06/15/12	5,000	5,531
■ **International Lease Finance Corp.**		
5.88%, 05/01/13	2,000	2,167
		11,597
Financial Other 0.9%		
◗ **National Consumer Cooperative Bank**		
Series B		
3.38%, 05/05/04	10,000	**10,024**
Insurance 1.0%		
▮ **Executive Risk Capital Trust**		
Series B		
8.68%, 02/01/27	5,000	5,919
◆▮◗ **Mangrove Bay Passthru Trust, 144A**		
6.10%, 07/15/04	5,000	5,122
		11,041
Industrial 20.9%		
Basic Industry 0.5%		
▮ **Georgia Pacific Corp.**		
9.50%, 05/15/22	5,020	**5,221**
Capital Goods 2.1%		
BAE Asset Systems 2001 Asset Trust, 144A		
Series 2001 Class G		
6.66%, 09/15/13	12,547	14,111
■ **Tyco International Group, SA**		
6.38%, 06/15/05	2,000	2,101
Waste Management, Inc.		
7.38%, 08/01/10	5,000	5,860
		22,072

See financial notes.

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Communications 4.3%		
Chancellor Media / Clear Channel Communication		
8.00%, 11/01/08	3,000	3,502
Comcast Corp.		
7.05%, 03/15/33	5,000	5,528
▮**Continental Cablevision**		
9.50%, 08/01/13	3,000	3,436
▮**Directv Holdings**		
8.38%, 03/15/13	5,000	5,712
France Telecom		
10.00%, 03/01/31	5,000	6,635
▮**Jones Intercable, Inc. (Comcast Corp.)**		
8.88%, 04/01/07	5,000	5,212
Rogers Cable Systems, Ltd.		
Series B		
10.00%, 03/15/05	3,500	3,767
Telefonos de Mexico, SA, 144A		
4.50%, 11/19/08	3,000	3,051
Telus Corp.		
7.50%, 06/01/07	2,000	2,263
▪**Verizon New England, Inc.**		
6.50%, 09/15/11	7,000	7,856
		46,962
Consumer Cyclical 8.6%		
▪▪**American Axle & Manufacturing, Inc.**		
9.75%, 03/01/09	10,745	11,323
American Axle & Manufacturing, Inc., 144A		
5.25%, 02/11/14	5,000	5,091
Autonation, Inc.		
9.00%, 08/01/08	3,000	3,480
Cendant Corp.		
7.38%, 01/15/13	3,000	3,497
CVS Corp., 144A		
6.12%, 01/10/13	6,723	7,356
D.R. Horton, Inc.		
7.50%, 12/01/07	1,000	1,105
5.00%, 01/15/09	4,000	4,060
Ford Motor Credit Co.		
7.38%, 10/28/09	5,000	5,507
General Motors		
8.38%, 07/15/33	5,000	5,683

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▪**Lear Corp.**		
Series B		
7.96%, 05/15/05	9,090	9,726
◗**Liberty Media Corp.**		
2.64%, 03/17/04	7,500	7,604
Mandalay Resort Group		
6.45%, 02/01/06	2,000	2,100
▪**MGM Mirage, Inc.**		
7.25%, 10/15/06	4,000	4,350
Royal Caribbean Cruises		
7.00%, 10/15/07	2,000	2,155
▪**Ryland Group, Inc.**		
5.38%, 06/01/08	5,000	5,187
Time Warner, Inc.		
9.15%, 02/01/23	5,000	6,557
Toll Corp.		
▪ 8.25%, 02/01/11	5,000	5,563
▪ 8.25%, 12/01/11	2,000	2,230
		92,574
Consumer Non-Cyclical 2.5%		
General Mills, Inc.		
6.00%, 02/15/12	5,000	5,462
HCA, Inc.		
7.15%, 03/30/04	5,800	5,818
6.91%, 06/15/05	4,668	4,911
Highmark, Inc., 144A		
6.80%, 08/15/13	5,000	5,555
▪**Miller Brewing Co., 144A**		
4.25%, 08/15/08	5,000	5,158
		26,904
Energy 1.8%		
◗**Husky Oil Ltd.**		
8.90%, 08/15/28	6,000	7,020
Phillips Petroleum Co.		
9.38%, 02/15/11	5,000	6,487
XTO Energy, Inc.		
7.50%, 04/15/12	5,000	5,900
		19,407
Transportation 1.1%		
▮**Hertz Corp.**		
4.70%, 10/02/06	6,000	6,120

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▪ **Union Pacific Corp.**		
8.35%, 05/01/25	5,000	5,520
		11,640
Sovereign 0.8%		
▪ **Republic of South Africa**		
9.13%, 05/19/09	3,000	3,671
▸ **United Mexican States**		
1.85%, 04/13/04	5,000	5,043
		8,714
Utilities 2.1%		
Electric 2.1%		
Appalachian Power Co.		
Series H		
5.95%, 05/15/33	3,000	2,995
▪ **Columbia Energy Group**		
Series F		
7.42%, 11/28/15	5,800	6,361
▪ **Entergy Gulf States**		
5.25%, 08/01/15	5,000	4,948
Public Services Electric & Gas		
Series C		
4.00%, 11/01/08	3,000	3,073
Reliant Energy Resources		
Series B		
8.13%, 07/15/05	5,390	5,771
		23,148

U.S. Government Securities 27.3% of net assets

U.S. Treasury Obligations 21.8%

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▪ **Treasury Inflation Protection Security**		
1.88%, 07/15/13	6,500	6,728
U.S. Treasury Bills		
▪ 0.87%, 03/18/04	1,000	1,000
▪ 0.93%, 03/18/04	1,000	1,000
U.S. Treasury Bonds		
9.88%, 11/15/15	5,000	7,607
7.25%, 05/15/16	7,500	9,578
9.00%, 11/15/18	5,000	7,397
8.00%, 11/15/21	7,000	9,732

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
7.25%, 08/15/22	6,500	8,455
6.25%, 08/15/23	16,000	18,831
6.13%, 11/15/27	7,500	8,750
5.25%, 02/15/29	5,000	5,224
6.13%, 08/15/29	1,000	1,172
6.25%, 05/15/30	10,000	11,925
5.38%, 02/15/31	3,000	3,234
U.S. Treasury Notes		
1.63%, 01/31/05	5,000	5,024
7.50%, 02/15/05	8,000	8,485
1.63%, 03/31/05	5,000	5,026
6.50%, 05/15/05	5,000	5,316
1.50%, 07/31/05	5,000	5,014
2.00%, 05/15/06	3,000	3,018
2.38%, 08/15/06	5,500	5,567
6.50%, 10/15/06	6,000	6,694
6.63%, 05/15/07	2,000	2,272
3.25%, 08/15/07	1,500	1,546
6.13%, 08/15/07	4,000	4,503
❽ 3.00%, 02/15/08	22,175	22,554
3.13%, 09/15/08	6,750	6,843
3.13%, 10/15/08	2,000	2,025
3.38%, 12/15/08	1,000	1,022
3.25%, 01/15/09	18,000	18,270
3.00%, 02/15/09	2,000	2,004
6.50%, 02/15/10	600	707
❻ 5.00%, 02/15/11	22,000	24,076
4.25%, 11/15/13	5,100	5,217
		235,816

U.S. Government Agency Securities 5.5%

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fannie Mae		
6.00%, 05/15/08	5,000	5,605
2.50%, 06/15/08	8,000	7,860
6.63%, 09/15/09	2,500	2,895
4.69%, 10/15/13	15,000	15,279
7.25%, 05/15/30	2,500	3,159
Freddie Mac		
7.00%, 03/15/10	5,000	5,913
5.75%, 01/15/12	5,000	5,557
5.13%, 07/15/12	5,000	5,330
4.50%, 01/15/13	5,000	5,083
6.25%, 07/15/32	2,500	2,820
		59,501

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Asset-Backed Obligations 19.8% of net assets		
▶ **Aegis Asset Backed Securities Trust**		
Series 2003-1 Class A1		
1.50%, 03/25/04	14,296	14,363
▶ **Asset Backed Securities Corp. Home Equity Loan Trust**		
Series 2003-HE1 Class A2		
1.59%, 03/15/04	8,796	8,859
Capital One Master Trust		
▶ Series 2001-2 Class C		
2.19%, 03/15/04	6,000	6,022
Series 2000-2 Class A		
7.20%, 08/15/08	5,000	5,361
▶ **Capital One Multi-Asset Execution Trust**		
Series 2003-A1 Class A1		
1.48%, 03/15/04	10,000	10,049
▶ **CDC Mortgage Capital Trust**		
Series 2003-HE2 Class M2		
2.99%, 03/25/04	5,410	5,572
▶ **Centex Home Equity Loan Trust**		
Series 2003-B Class M1		
1.80%, 03/25/04	19,000	19,198
▶ **Chase Credit Card Master Trust**		
Series 2003-5 Class B		
1.42%, 03/15/04	17,000	17,025
Citibank Credit Card Master Trust I		
Series 1999-5 Class A		
6.10%, 05/15/08	5,000	5,447
Countrywide Asset-Backed Certificates		
▶ Series 2001-3 Class M1		
1.60%, 03/15/04	3,000	3,011
▶ Series 2001-BC3 Class M1		
1.65%, 03/25/04	5,000	5,008
▶ Series 2002-3 Class M1		
1.85%, 03/25/04	4,000	4,039
▶ **First Franklin Mortgage Loan Asset-Backed Certificates**		
Series 2002-FF3 Class A2		
1.56%, 03/25/04	13,687	13,768
Long Beach Mortgage Loan Trust		
▶ Series 2003-1 Class A2		
1.50%, 03/25/04	3,456	3,471

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
▶ Series 2003-4 Class M3		
3.24%, 03/25/04	5,500	5,675
▶ **Master Asset Backed Securities Trust**		
Series 2003-OPT1 Class A2		
1.52%, 03/25/04	12,954	13,014
MBNA Credit Card Master Note Trust		
▶ Series 2003-B3 Class B3		
1.48%, 03/15/04	10,000	10,012
▶ Series 2003-C3 Class C3		
2.45%, 03/15/04	4,500	4,574
Series 2002-A1 Class A1		
4.95%, 06/15/09	5,000	5,361
Morgan Stanley ABS Capital I		
Series 2002-HE3N		
9.50%, 12/27/32	805	805
Series 2003-NC8N		
7.60%, 09/25/33	3,575	3,586
◆■ **Novastar NIM Trust**		
Series 2004-N1		
4.46%, 02/25/34	5,000	5,000
▶⑩ **Option One Mortgage Loan Trust**		
Series 2003-6 Class A2		
1.45%, 03/25/04	19,166	19,220
▶ **Provident Bank Home Equity Loan Trust**		
Series 1997-2 Class A5		
1.33%, 03/25/04	2,555	2,556
Residential Asset Mortgage Products, Inc.		
▶ Series 2003-RS1 Class AII		
1.49%, 03/25/04	10,477	10,524
Series 2003-RZ4 Class A4		
4.04%, 12/25/30	11,700	11,898
		213,418
Municipal Bonds 0.6% of net assets		
■ **California Department of Water Resources**		
Power Supply Revenue Bonds		
Series 2002E		
3.59%, 05/01/04	7,000	**7,023**

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Commercial Paper & Other Corporate Obligations 2.4% of net assets		
Atlantis Two Funding Corp., Section 4(2)		
1.15%, 03/01/04	11,900	11,900
Conoco Phillips, Section 4(2)		
1.04%, 03/02/04	13,500	13,499
		25,399

Security and Number of Shares	Value ($ x 1,000)
Preferred Stock 1.8% of net assets	
Cobank, ACB, 144A	
115,000	5,953
RC Trust I	
100,000	5,374
▮ **Zurich Regcaps Funding Trust III, 144A**	
80,000	7,774
	19,101
Other Investment Companies 0.0% of net assets	
Provident Institutional Funds — Fed Funds Portfolio 509,876	**510**

End of investments. For totals, please see the first page of holdings for this fund.

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 24.2% of net assets		
Short-Term Investments 3.4%		
Fortis Bank Time Deposit		
1.04%, 03/01/04	36,320	**36,320**

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 20.8%	
Institutional Money Market Trust 225,288,981	**225,289**

End of collateral invested from securities on loan. For totals, please see the first page of holdings for this fund.

In addition to the above, the fund held the following at 2/29/04. All numbers are x 1,000 except number of futures contracts.

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains
2 Year, Long Morgan Stanley, expires 3/29/04	200	43,128	**491**

Statement of
Assets and Liabilities

As of February 29, 2004; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value (including $257,966 of securities on loan)	$1,313,863
Collateral held for securities on loan	261,609
Cash	88
Receivables:	
Fund shares sold	704
Investments sold	20,285
Dividends	402
Interest	9,491
Due from brokers for futures	31
Prepaid expenses	+ 39
Total assets	**1,606,512**

Liabilities

Collateral held for securities on loan	261,609
Payables:	
Fund shares redeemed	1,334
Dividends to shareholders	210
Investments bought	262,445
Investment adviser and administration fees	22
Transfer agent and shareholder service fees	22
Accrued expenses	+ 51
Total liabilities	**525,693**

Net Assets

Total assets	1,606,512
Total liabilities	– 525,693
Net assets	**$1,080,819**

Net Assets by Source

Capital received from investors	1,055,302
Distributions in excess of net investment income	(1,493)
Net realized capital gains	4,089
Net unrealized capital gains	22,921

Net Asset Value (NAV)

Net Assets	÷	**Shares Outstanding**	=	**NAV**
$1,080,819		106,340		$10.16

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $1,291,433 which includes certain restricted but deemed liquid 144A and Section 4(2) securities worth $122,452, or 11.3% of the fund's total net assets.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$245,105
Sales/maturities	$223,126

The fund's long-term government security transactions were:

Purchases	$1,503,083
Sales/maturities	$1,530,238

The fund's total security transactions with other SchwabFunds during the period were $6,763.

These derive from investments, futures, swap agreements and short sales.

Federal Tax Data

Portfolio cost	$1,291,607
Net unrealized gains and losses:	
Gains	$23,938
Losses	+ (1,682)
	$22,256
As of August 31, 2003:	
Undistributed earnings:	
Ordinary income	$18,753
Long-term capital gains	$15,766

 See financial notes.

Statement of
Operations

For September 1, 2003 through February 29, 2004; unaudited. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest	$18,356
Securities on loan	129
Dividends	+ 633
Total investment income	**19,118**

Net Realized Gains and Losses

Net realized gains on investments sold	7,459
Net realized gains on futures contracts	935
Net realized losses on short sales	+ (69)
Net realized gains	**8,325**

Net Unrealized Gains and Losses

Net unrealized gains on investments	23,736
Net unrealized appreciation on futures	+ 492
Net unrealized gains	**$24,228**

Expenses

Investment adviser and administrator fees	1,351
Transfer agent and shareholder service fees	1,309
Trustees' fees	7
Custodian and portfolio accounting fees	60
Professional fees	18
Registration fees	28
Shareholder reports	46
Other expenses	+ 13
Total expenses	2,832
Expense reduction	− 202
Net expenses	**2,630**

Increase in Net Assets from Operations

Total investment income	19,118
Net expenses	− 2,630
Net investment income	**16,488**
Net realized gains	8,325
Net unrealized gains	+ 24,228
Increase in net assets from operations	**$49,041**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fund's are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least November 15, 2004, to 0.55% of average daily net assets. Prior to November 16, 2003, this limit was 0.45%. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $32,553.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

	9/1/03–2/29/04	9/1/02–8/31/03
Net investment income	$16,488	$35,167
Net realized gains	8,325	43,377
Net unrealized gains or losses +	24,228	(33,179)
Increase in net assets from operations	**49,041**	**45,365**

Distributions Paid

	9/1/03–2/29/04	9/1/02–8/31/03
Dividends from net investment income	17,463	37,803
Distributions from net realized gains on investments +	35,223	9,120
Total distributions paid	**$52,686**	**$46,923**

The tax-basis components of distributions for the period ended 08/31/03 are:

Ordinary income $43,912
Long-term capital gains $3,011

Transactions in Fund Shares

	9/1/03–2/29/04		9/1/02–8/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	12,095	$123,387	34,089	$351,983
Shares reinvested	5,362	54,178	4,171	43,002
Shares redeemed +	(11,572)	(118,244)	(40,877)	(421,166)
Net transactions in fund shares	**5,885**	**$59,321**	**(2,617)**	**($26,181)**

Shares Outstanding and Net Assets

	9/1/03–2/29/04		9/1/02–8/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	100,455	$1,025,143	103,072	$1,052,882
Total increase or decrease +	5,885	55,676	(2,617)	(27,739)
End of period	**106,340**	**$1,080,819**	**100,455**	**$1,025,143**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $1,493 and $518 for the current and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios
Growth Portfolio	8.8%
Balanced Portfolio	17.6%
Conservative Portfolio	15.5%

Schwab Annuity Portfolios
Growth Portfolio II	0.4%

Schwab GNMA Fund

Financial Statements

Financial Highlights

Investor Shares	9/1/03–2/29/04*	3/3/03[1]–8/31/03
Per-Share Data ($)		
Net asset value at beginning of period	9.69	10.00
Income from investment operations:		
Net investment income	0.07	0.06
Net realized and unrealized gains or losses	0.25	(0.17)
Total income or loss from investment operations	0.32	(0.11)
Less distributions:		
Dividends from net investment income	(0.16)	(0.20)
Net asset value at end of period	9.85	9.69
Total return (%)	3.33[2]	(1.11)[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.30[3]	–
Gross operating expenses	1.12[3]	0.99[3]
Net investment income	1.61[3]	1.37[3]
Portfolio turnover rate	106[2]	105[2]
Net assets, end of period ($ x 1,000,000)	20	21

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares	9/1/03– 2/29/04*	3/3/03[1]– 8/31/03
Per-Share Data ($)		
Net asset value at beginning of period	9.69	10.00
Income from investment operations:		
Net investment income	0.07	0.06
Net realized and unrealized gains or losses	0.25	(0.17)
Total income or loss from investment operations	0.32	(0.11)
Less distributions:		
Dividends from net investment income	(0.16)	(0.20)
Net asset value at end of period	9.85	9.69
Total return (%)	3.37[2]	(1.11)[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses	0.23[3]	–
Gross operating expenses	0.96[3]	0.83[3]
Net investment income	1.75[3]	1.37[3]
Portfolio turnover rate	106[2]	105[2]
Net assets, end of period ($ x 1,000,000)	23	28

* Unaudited.
[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of February 29, 2004, unaudited

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- ▲ Delayed-delivery security
- ◗ Variable rate security
- ◆ Security is valued at fair value (see Accounting Policies)

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
97.0%	**Mortgage-Backed Securities**	40,910	41,444
5.9%	**U.S. Government Securities**	2,500	2,515
4.0%	**Asset-Backed Obligations**	1,709	1,712
2.3%	**Commercial Paper & Other Corporate Obligations**	1,000	1,000
1.5%	**Other Investment Companies**	624	624
110.7%	**Total Investments**	**46,743**	**47,295**
(10.7)%	**Other Assets and Liabilities**		(4,588)
100.0%	**Net Assets**		**42,707**

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Mortgage-Backed Securities 97.0% of net assets		
U.S. Government Agency Mortgages 97.0%		
Fannie Mae		
Pool# 628210		
6.50%, 03/01/32	1,331	1,401
Ginnie Mae		
Pool# 3556		
8.00%, 06/15/04	4	5
Pool# 3895		
8.00%, 06/15/04	3	3
Pool# 3936		
8.00%, 07/15/04	8	9
Pool# 6368		
8.00%, 06/15/05	25	26
Pool# 6371		
8.00%, 08/15/05	1	1
Pool# 6524		
8.00%, 08/15/05	15	15
Pool# 6797		
8.00%, 08/15/05	32	33
Pool# 7378		
8.00%, 09/15/05	40	41
Pool# 10840		
8.00%, 06/15/06	13	14
Pool# 11366		
8.00%, 08/15/06	41	43
Pool# 12016		
8.00%, 09/15/06	14	15
Pool# 13919		
8.00%, 12/15/06	40	42
Pool# 15531		
8.00%, 01/15/07	18	20
Pool# 17250		
8.00%, 09/15/07	1	1
Pool# 24200		
8.00%, 05/15/08	33	35
Pool# 25484		
8.00%, 05/15/08	90	96
Pool# 23178		
8.00%, 06/15/08	68	73
Pool# 23912		
8.00%, 08/15/08	61	65
Pool# 33545		
8.00%, 08/15/09	40	43

See financial notes.

Portfolio Holdings continued

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pool# 585163		
5.00%, 02/15/18	1,620	1,674
Pool# 604782		
5.50%, 11/15/18	1,603	1,682
Pool# 358813		
7.50%, 07/15/23	576	623
Pool# 345964		
7.00%, 11/15/23	227	243
Pool# 780168		
6.50%, 05/15/24	102	109
Pool# 780560		
6.50%, 05/15/24	193	204
Pool# 780034		
7.00%, 08/15/24	637	683
Pool# 416898		
7.50%, 04/15/26	256	276
Pool# 780421		
7.50%, 08/15/26	263	284
Pool# 451364		
8.50%, 08/15/27	25	27
Pool# 454376		
7.50%, 03/15/28	18	19
Pool# 780770		
6.00%, 04/15/28	504	528
Pool# 458886		
7.00%, 05/15/28	209	223
Pool# 780794		
8.50%, 05/15/28	135	147
Pool# 478297		
7.50%, 06/15/28	489	527
Pool# 490807		
7.00%, 11/15/28	337	360
Pool# 510418		
9.00%, 09/15/29	8	8
Pool# 434648		
8.50%, 12/15/29	10	11
Pool# 520466		
9.00%, 01/15/30	15	16
Pool# 515763		
9.00%, 06/15/30	11	12
Pool# 515799		
9.00%, 06/15/30	6	7
Pool# 515814		
9.00%, 06/15/30	13	14
Pool# 511872		
7.00%, 01/15/31	383	408
Pool# 538229		
6.50%, 08/15/31	502	531

Security Series Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Pool# 563325		
7.00%, 08/15/31	1,042	1,110
Pool# 590373		
6.50%, 08/15/32	654	691
❷ Pool# 552763		
6.50%, 09/15/32	2,965	3,132
❾ Pool# 599752		
6.50%, 10/15/32	1,916	2,024
Pool# 603324		
6.00%, 12/15/32	1,810	1,892
❽ Pool# 581491		
6.00%, 02/15/33	2,250	2,353
❶ Pool# 604141		
6.00%, 03/15/33	3,539	3,700
Pool# 604338		
5.00%, 05/15/33	1,419	1,426
❻ Pool# 614544		
6.00%, 06/15/33	2,389	2,497
❿ Pool# 613876		
5.50%, 08/15/33	1,919	1,973
Pool# 619619		
5.00%, 09/15/33	1,000	1,005
Pool# 622095		
5.00%, 09/15/33	1,456	1,463
Pool# 615538		
❼ 5.50%, 09/15/33	2,310	2,375
▲❹ 5.50%, 03/01/34	2,500	2,567
▲❸ 6.50%, 03/01/34	2,500	2,639
		41,444

U.S. Government Securities 5.9% of net assets		
❺ **U.S. Treasury Notes**		
1.88%, 12/31/05	2,500	**2,515**

Asset-Backed Obligations 4.0% of net assets		
◆ **Novastar NIM Trust**		
Series 2004-N1		
4.46%, 02/25/34	750	750
◗ **Option One Mortgage Loan Trust**		
Series 2003-6 Class A2		
1.42%, 03/25/04	958	962
		1,712

Security Series Rate, Maturity Date	Face Value ($ x 1,000)	Value ($ x 1,000)
Commercial Paper & Other Corporate Obligations 2.3% of net assets		
General Motors Acceptance Corp. 1.18%, 03/09/04	1,000	**1,000**

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 1.5% of net assets	
Provident Institutional Funds — **Fed Funds Portfolio** 624,232	**624**

End of investments. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of February 29, 2004; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value		$47,295
Receivables:		
Fund shares sold		535
Interest		203
Due from advisor		1
Prepaid expenses	+	23
Total assets		**48,057**

Liabilities

Payables:		
Fund shares redeemed		54
Dividends to shareholders		30
Investments bought		5,223
Accrued expenses	+	43
Total liabilities		**5,350**

Net Assets

Total assets		48,057
Total liabilities	−	5,350
Net assets		**$42,707**

Net Assets by Source

Capital received from investors	43,701
Distributions in excess of net investment income	(374)
Net realized capital losses	(1,172)
Net unrealized capital gains	552

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$19,455		1,976		$9.85
Select Shares®	$23,252		2,361		$9.85

Unless stated, all numbers are x 1,000.

The fund's amortized cost for these securities was $46,743.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$750
Sales/maturities	$772

The fund's long-term government security transactions were:

Purchases	$48,133
Sales/maturities	$51,935

These derive from investments.

Federal Tax Data

Portfolio cost	$46,743

Net unrealized gains and losses:

Gains		$584
Losses	+	(32)
		$552

As of August 31, 2003:

Undistributed earnings:

Ordinary income	$168
Long-term capital gains	$—
Deferred capital losses	$969

Statement of
Operations

For March 3, 2003 through February 29, 2004; unaudited. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest	**$437**

Net Realized Gains and Losses

Net realized losses on investments sold	**(203)**

Calculated as 0.45% of average daily net assets.

Net Unrealized Gains and Losses

Net unrealized gains on investments	**1,268**

Expenses

Investment adviser and administrator fees		101
Transfer agent and shareholder service fees:		
Investor Shares		25
Select Shares		13
Trustees' fees		2
Custodian and portfolio accounting fees		21
Professional fees		15
Registration fees		37
Shareholder reports		14
Other expenses	+	3
Total expenses		231
Expense reduction	−	173
Net expenses		**58**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income		437
Net expenses	−	58
Net investment income		**379**
Net realized losses		(203)
Net unrealized gains	+	1,268
Increase in net assets from operations		**$1,444**

Includes $97 from the investment adviser (CSIM) and $27 from the transfer agent and shareholder service agent (Schwab). CSIM and Schwab has guaranteed through August 31, 2004 to limit the annual operating expenses (excluding interest, taxes and certain non-routine expenses) to 0.74% for Investor Shares and 0.55% for Select Shares. CSIM and Schwab voluntarily waived an additional $49 to further reduce annual operating expenses during the period. The combination of these reductions resulted in net operating expenses of 0.30% for investor Shares and 0.23% for Select Shares.

These add up to a net gain on investments of $1,065.

See financial notes. 59

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

	9/1/03–2/29/04	3/3/03–8/31/03
Net investment income	$379	$367
Net realized losses	(203)	(241)
Net unrealized gains or losses	+ 1,268	(716)
Increase or decrease in net assets from operations	**1,444**	**(590)**

Distributions Paid

Dividends from Net Investment Income

	9/1/03–2/29/04	3/3/03–8/31/03
Investor Shares	332	427
Select Shares	+ 421	668
Total dividends from net investment income	**753**	**$1,095**

The tax-basis components of distributions for the period ended 08/31/03 are:

Ordinary income	$1,095
Long-term capital gains	$–

The difference of net investment income between financial statement and tax purposes are:

Paydown gains	$728

Transactions in Fund Shares

	9/1/03–2/29/04		3/3/03–8/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	426	$4,177	2,781	$27,703
Select Shares	+ 450	4,418	4,705	46,833
Total shares sold	**876**	**$8,595**	**7,486**	**$74,536**
Shares Reinvested				
Investor Shares	32	$307	27	$274
Select Shares	+ 38	372	42	412
Total shares reinvested	**70**	**$679**	**69**	**$686**
Shares Redeemed				
Investor Shares	(627)	($6,133)	(663)	($6,523)
Select Shares	+ (1,055)	(10,303)	(1,819)	(17,836)
Total shares redeemed	**(1,682)**	**($16,436)**	**(2,482)**	**($24,359)**
Net transactions in fund shares	**(736)**	**($7,162)**	**5,073**	**$50,863**

Shares Outstanding and Net Assets

	9/1/03–2/29/04		3/3/03–8/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	5,073	$49,178	–	$–
Total increase or decrease	+ (736)	(6,471)	5,073	49,178
End of period	**4,337**	**$42,707**	**5,073**	**$49,178**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $374 for the current period.

 See financial notes.

Financial Notes <small>unaudited</small>

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Investments, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Both Schwab YieldPlus Fund and Schwab GNMA Fund offer two share classes: Investor Shares and Select Shares. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Short-Term Bond Market and Total Bond Market Funds each offers one share class.

Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

The Trust and Its Funds

This list shows all of the funds included in Schwab Investments. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990

Schwab 1000 Fund
Schwab YieldPlus Fund
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab GNMA Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate
  Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds declare dividends every day they are open for business. These dividends, which are substantially equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may enter into swap agreements. In these transactions, a fund and a counterparty agree to swap payments that are based on two different rates. The counterparty is typically a large financial institution, and the term of the swap is specified in advance. For example, a fund may agree that for six months it will pay the counterparty the equivalent of the interest on a given amount invested at LIBOR (the London Interbank Offered Rate). In exchange, the counterparty might agree to pay a fund the equivalent of the same amount invested in a certain bond index during this same six months.

Swap agreements carry certain risks. Because the net gains or losses stemming from a swap agreement depend on the movements of one rate relative to another, a fund could experience unanticipated losses if one or both rates failed to behave as expected. A fund also could lose money if a counterparty failed to honor the terms of a swap agreement.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. Government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may also sell securities short (sell securities they do not own). When they do so, the funds also place assets worth at least 100% of the value of the short securities into segregated accounts, as collateral. If the market value of the short securities subsequently falls, the funds can realize a gain by closing the position. However, if the value rises, the funds typically would have to add to their collateral or close out their short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBAs may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in a fund's other assets.

The funds may enter into mortgage dollar roll transactions. In these transactions, a fund sells mortgage-backed securities for delivery in the current month and simultaneously agrees to buy back, on a given date in the future, securities of a similar type, coupon rate and maturity. Dollar roll transactions involve the risk that the market value of the security sold short by the fund may decline below the repurchase price of similar securities.

The funds pay fees to affiliates of the investment advisor for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. For instance, a fund may let other SchwabFunds® buy and sell fund shares, particularly Schwab MarketTrack Portfolios.

The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. The net investment income and realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of paydown gains and losses and amortization of bond discounts and premiums. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

> **Bonds and notes:** valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

> **Securities for which no quoted value is available, including restricted securities:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

Swap agreements: each open contract is valued at a formula that varies with the specific terms of the agreement.

Futures and forwards: open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

Short-term securities (60 days or less to maturity): valued at amortized cost.

If a fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued on securities sold short is recorded as an expense on the fund's records.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund bought a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved. Gains and losses from paydowns on mortgage and asset backed securities are recorded as adjustments to interest income.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 2/29/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust		
Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 3/01:* Director, The Charles Schwab Trust Co. *Until 1999:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Trust Co.), TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab Bond Funds

Individuals Who Are Interested Trustees but Not Officers of the Trust		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Dawn G. Lepore[1] 3/21/54	Trustee: 2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1] 2/22/55	Trustee: 2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc.; Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab Bond Funds

Individuals Who Are Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset-backed securities Bond or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

average rate The average rate of interest paid annually by the fixed-income securities in a fund or portfolio.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed-income securities" or "debt securities."

call An early repayment of a bond's principal by the issuer, usually done because the issuer is able to refinance its bond debt at a lower rate.

call protection A term used in reference to a bond that cannot be called by the issuer before maturity, or at least for many years from the present date. A bond that offers call protection can more reliably be expected to provide a given yield over a given number of years than a bond that could be called (assuming both bonds are of the same credit quality).

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

certificate of participation A municipal bond that is repaid from an annual budget appropriation rather than being backed by the full faith and credit of the issuer.

coupon, coupon rate The annual rate of interest paid until maturity by the issuer of a debt security.

credit quality The capacity of an issuer to make its interest and principal payments. See chart below.

credit risk The risk that a bond issuer may be unable to pay interest or principal to its bondholders.

discount rate The implied rate on a debt security that does not pay interest but is bought at a discount and redeemed at face value when it matures.

dividend Money from earnings that is distributed to shareholders as a given amount per share.

Credit Ratings

Most major bond issuers arrange with a recognized independent rating organization, such as Standard & Poor's (S&P) or Moody's Investors Service, to rate the creditworthiness of their bonds. The spectrum of these ratings is divided into two major categories: investment grade and below investment grade (sometimes called "junk bonds"). Bonds rated below investment grade range from those that are considered to have some vulnerability to default to those that appear on the brink of default or are in default.


Credit quality
Capacity to make payments
Investment grade bonds
Below investment grade bonds
AAA
AA
A
BBB
BB
B
CCC
CC
C
D
Strongest
Adequate
Somewhat speculative
Highly speculative
In default

duration A measure of a bond's sensitivity to interest rates. Calculations of duration generally take into account the investment's yield, interest payments, maturity date and call features. Like maturity, duration is expressed in years, but is more accurate than maturity in determining the effect of interest rate movements on a bond investment's price. The duration of a portfolio equals the market value weighted average of the duration of the bonds held in the portfolio.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

general obligation bonds Municipal bonds that are secured by the issuer's full faith and credit, which typically is backed by the power of the issuer to levy taxes.

interest Payments to bondholders (usually made twice a year) as compensation for loaning the bond principal to the issuer.

interest rate risk The risk that a bond's value will fluctuate if market interest rates change or are expected to change. Bond prices tend to move in the opposite direction of interest rates: when interest rates rise, bond prices tend to fall.

market risk Those elements of risk that are common to all securities in an asset class, and therefore cannot be significantly reduced by diversification within the asset class. Also known as "systematic risk."

maturity The date a bond is scheduled to be "retired" and its principal amount returned to the bondholder.

mortgage-backed securities Bond or other debt securities that represent ownership in a pool of mortgage loans.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

prepayment risk The risk that a mortgage-backed security may be paid off early, typically because interest rates have fallen and the homeowners who hold the underlying mortgages have refinanced those mortgages at lower rates. In this type of situation, the investor who held the mortgage-backed security will usually have to settle for a lower rate when reinvesting the principal.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue bonds Municipal bonds that are issued to finance public works projects and are secured by revenue generated by the project (such as water and sewer fees) rather than the full faith and credit of the issuer.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% ($4.5\% \div [1 - 0.25\%] = 6.0\%$).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

weighted average maturity For mutual funds, the maturity of all the bonds in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

yield to maturity The annualized rate of return a bondholder could expect if the bond were held to maturity. In addition to interest payments, yield to maturity also factors in any difference between a bond's current price and its principal amount, or face value.

Notes

Notes

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.
© 2004 Charles Schwab & Co., Inc. All rights reserved.
Member SIPC/NYSE.
Printed on recycled paper.
REG13480-07

Schwab Tax-Free Bond Funds

Semiannual Report
February 29, 2004

Schwab Short/Intermediate
Tax-Free Bond Fund™

Schwab Long-Term
Tax-Free Bond Fund™

Schwab California
Short/Intermediate
Tax-Free Bond Fund™

Schwab California Long-Term
Tax-Free Bond Fund™

charles SCHWAB

Four funds designed to offer tax-free income.

In this report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

[1] A portion of income may be subject to the alternative minimum tax (AMT) and, for the national funds, state and local income taxes as well.

From the Chairman



Charles R. Schwab
Chairman

With interest rates near historic lows, many of you are wondering if you should hold fixed-income investments in your portfolios. My answer, as I've stated throughout my long investment career, is that prudent investors should have at least some exposure to fixed-income securities.

This is true because most types of investments generally have not moved in tandem. Bonds and the funds that hold them, for example, may perform well when stocks don't, and vice versa, which is why it's important to have some of each in your portfolio. In addition, bonds can help you manage your risk, reduce the overall volatility of your portfolio and generate income.

Because mutual funds are one of the most cost-effective ways for individual investors to participate in the market, I always have been an advocate for them. While there are challenges we face in the industry to ensure that it remains useful and ethical, I believe we will meet them. In fact, Schwab has taken an active role in helping to get the industry back on track. At the end of February, we met with the U.S. Senate's Committee on Banking, Housing and Urban Affairs. At that session, we suggested several proposals for reform. We did this because we believe our proposal would increase investor choice, convenience and fairness.

We have taken this role so that the millions of Americans who own mutual funds will understand that funds provide an important way to invest for their future goals. Whether the goals are a secure retirement, a vacation home or your children's education, bond mutual funds can help to grow your wealth and balance your risk.

Sincerely,

Charles Schwab

Management's Discussion for the six months ended February 29, 2004



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August 2002, bringing with him 24 years of experience in the asset management industry.

Dear Shareholder:

The bond market, which experienced significant volatility in the first half of 2003, has become more stable. In fact, during this report period, which ended February 29, bonds have traded in a relatively narrow yield range.

While bonds are generally less volatile than stocks, they still carry some price risk. Most investors realize this and understand that longer-maturity bonds are more sensitive to fluctuations in interest rates and, therefore, have greater price volatility than securities with shorter maturities. As investors worry about interest rates, they tend to shorten the maturity of their bond portfolios—a trend that has been more noticeable in recent months.

A look at the shape of the yield curve suggests that expectations of higher rates already have been priced into the market, and the current yield premiums on longer-term securities, vs. shorter-maturity bonds, are generous by historical standards. As an investor you have choices to make, including how much of this type of risk you wish to assume. Given the trade-off, you may choose to add bond funds of varying maturities. It's up to you to decide which securities work best in your total portfolio.

No matter which maturity you choose for your funds, we have portfolio managers in each area who will help you and also manage some of the other risks associated with bond investments, including prepayment, credit and call risk. By owning just a few funds that include bonds of different maturities and creditworthiness, you can help to reduce the volatility of your portfolio.

At SchwabFunds®, we have done and will do whatever it takes to ensure that our funds are transacted fairly and equitably during the trading day. We continue to scrutinize our operations because the trust of our shareholders is very important to us, and we invest with your outcomes in mind. Thank you for investing with us, and once more I want to remind you that we operate our business with the highest ethical standards and an unwavering commitment to you.

Sincerely,



Joanne Larkin, a vice president of the investment adviser, has had overall management responsibility for the funds since their inception. She joined the firm in 1992, and has worked in fixed-income asset management and research since 1984.

The Investment Environment and the Funds

The encouraging economic news that was reported toward the end of summer 2003 continued into the new year, but then lost some of its strength. There were three major pieces of good news from the business world. The first positive was that no new corporate scandals had emerged among U.S. companies. Second was the uptick in capital spending. Last, but perhaps most important to the Federal Reserve (Fed), came the word that companies were finally beginning to hire some workers.

Yet despite this employment news, job growth was weak and most market watchers agree that this is the key to a real economic recovery. The weak employment data also may have been a reason that consumer spending, which had helped to buoy the economy over the past few years, showed signs of slowing. The mortgage-refinancing market, while still active and a big source of funds for consumer spending, lost some of its steam and was unable to match last year's torrid pace. In short, any good news was mitigated by the bad news, especially the news about weak job creation.

With short-term interest rates already low following 13 cuts over the past few years, the Fed declined to lower rates since its last cut in June 2003. By not acting, the Fed may have been acknowledging that the economy was showing signs of recovering. Nonetheless, the Fed's inaction, coupled with low inflation, slow-to-no job growth, high productivity and massive purchases of U.S. currency by foreign central banks (to keep the dollar strong relative to Asian currencies and to preserve cheap exports) kept a lid on bond yields, which had started to rise in the last half of 2003.

Yields of Municipal Securities: Effective Yields of Five-Year and 30-Year Municipal Bonds



- 5-Year AAA GO Bond
- 30-Year Bond Buyer 40 Index

During the period, the spread between the short- and long-term muni yields gradually narrowed as long-term yields fell faster than short-term yields.

Yields, or interest rates, represent the cost of borrowing money. Rapid economic growth, waning investor interest in bonds, an increase in the issuance of bonds, or the expectation of higher inflation can drive rates up, while the opposite conditions can push rates down.

Data source: Bloomberg L.P.

The mixed economic news pushed the domestic bond market into a holding pattern, while investors waited on the sidelines for any of the contributing factors to change.

A closer look at the employment numbers revealed that while foreign outsourcing was grabbing the headlines, it was actually a strong increase in productivity that kept job growth slow in the U.S., where fewer workers produced more goods. At the same time, corporate profits have improved, pushing real GDP up to 4.3% year over year. One question on most market watchers' minds is—will the improved profit picture and rise in productivity be enough to boost hiring?

The mixed economic news pushed the domestic bond market into a holding pattern, while investors waited on the sidelines for any of the contributing factors to change. Yields of the benchmark 10-year Treasury bonds, which had been drifting upward at the end of the summer, fell to third-quarter levels in the first two months of 2004. In keeping with their inverse relationship with yields, bond prices ended up a little higher.

The yield spreads between Treasurys and all grades of corporates stayed in the narrow range throughout the report period. We believe that this narrow range indicated that investors felt that most corporations would no longer be negatively affected by serious financial setbacks in the near future. Consequently, the market interpreted the difference in risk between Treasurys and corporate bonds as being substantially less than it had been at the worst part in the cycle a few years ago.

Yield Advantage of Munis over Treasurys: For Five-Year Bonds; Tax Brackets Shown are the Highest Applicable

High demand for munis during the period drove up muni prices, causing the yields to fall. Treasury yields also fell, but at a slower rate than munis. Therefore, the yield advantage of munis over Treasurys declined during the period.

This chart shows how much more the average five-year muni yielded than the average five-year Treasury after federal (or combined California and federal) income tax.

Data source: Bloomberg L.P.



Federal 35.0% Bracket
Federal/CA 41.05% Bracket

Performance at a Glance

Total return for the six months ended 2/29/04

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Schwab Short/Intermediate Tax-Free Bond Fund **4.00%**
Benchmark **2.55%**
Fund Category[1] **2.39%**

Performance Details . . . . *page 7*

Schwab Long-Term Tax-Free Bond Fund **6.34%**
Benchmark **6.52%**
Fund Category[1] **6.61%**

Performance Details . . . . *page 9*

Schwab California Short/Intermediate Tax-Free Bond Fund **3.50%**
Benchmark **2.55%**
Fund Category[1] **4.91%**

Performance Details . . . . . . *page 11*

Schwab California Long-Term Tax-Free Bond Fund **6.49%**
Benchmark **6.52%**
Fund Category[1] **6.92%**

Performance Details . . . . . . *page 13*

Overall, most sectors of the bond market reported positive total returns for the report period, although they lagged equity markets' more robust returns. Corporate bonds continued to lead the pack in terms of total returns for the period. Munis also did well, with yields nearing those of Treasurys.

All of the funds posted net gains and met the goal of providing tax-free income. We continued to focus on high-quality bonds, with at least 70% of each fund's assets in the top two credit categories at the end of the period.

At the beginning of the period, there was strong investor demand for munis, which were relatively cheap versus Treasurys. At that time, when munis were so attractive, we extended the average maturities of our holdings. Later in the period, when munis started to outperform Treasurys, we started shortening up the maturity of all our bond funds. In so doing, we kept the volatility low.

It was a challenging credit environment. Investors were concerned about credit quality of several states, as revenues from income taxes declined significantly due to reduced payrolls and stock-related income. The state with the most widely publicized budget problems was California, where bonds were on a bit of a roller-coaster ride. When supply was low and there was uncertainty, such as that surrounding the gubernatorial recall, spreads widened. On the flip side, when supply was ample and when it became fairly obvious who would win the election, spreads tightened. Taking advantage of this situation, our credit group, with extensive knowledge of the many hundreds of California bond issuers, was able to identify bonds that offered attractive yields without exposing shareholders to undue credit risks.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

Expenses may be partially absorbed by fund management. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

A portion of income may be subject to the alternative minimum tax (AMT) and, for the national funds, state and local income tax as well.

[1] Source for category information: Morningstar, Inc.

Our intent was to take advantage of the attractiveness of California bonds relative to other bonds and the strategy allowed us to realize price appreciation during the period.

In terms of credit, some of the higher-quality AAA- and AA-rated names continued to be popular. As to sector performance, our avoidance of tobacco and unenhanced airline and airport bonds which helped us in the earlier report period, came back to hurt us in the most recent period as the bonds rebounded late in 2003.

The Schwab Short/Intermediate Tax-Free Bond Fund and **Schwab Long-Term Tax-Free Bond Fund** did well, with the Schwab Short/Intermediate Fund outperforming its benchmark, and the Schwab Long-Term Fund closely tracking its benchmark. Within these funds, we continued to hold California General Obligation bonds. When we anticipated that the bonds would get cheaper based on supply, we reduced our holdings. Our intent was to take advantage of the attractiveness of California bonds relative to other bonds and the strategy allowed us to realize price appreciation during the period.

As to the weighted average-maturity front, as rates fell, we shortened our maturity over the course of the period.

In the **Schwab California Short/Intermediate Tax-Free Bond Fund** and **Schwab California Long-Term Tax-Free Bond Fund,** we continued to do well. The California Short/Intermediate Fund outperformed its benchmark, while the California Long-Term Fund's results were in line with its benchmark. Similar to the rest of the nation, California enjoyed a strong fourth quarter, following several bad years. This helped to boost revenues, though not enough in California for the state to pass any money down to local governments. And when the growth slowed, the revenue problems remained. Nonetheless, we were able to capitalize on the volatility in the California bond market.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab Short/Intermediate Tax-Free Bond Fund

Performance as of 2/29/04

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.

- **Fund**
- Benchmark: **Lehman Brothers 3-Year Municipal Bond Index**
- Fund Category: **Morningstar Municipal Short Bond**



	6 Months	1 Year	5 Years	10 Years
Fund	4.00%	3.93%	4.63%	4.58%
Benchmark	2.55%	2.92%	4.85%	4.99%
Fund Category	2.39%	2.61%	3.96%	4.26%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

- $15,656 **Fund**
- $16,290 **Lehman Brothers 3-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/29/04

Statistics

Number of Holdings	66	**Weighted Average Maturity**	4.0 yrs
Fund Category[1]		**Weighted Average Duration**	3.5 yrs
Interest Rate Sensitivity	Short	**Weighted Average Credit Quality**	AAA
Credit Quality	High	**Portfolio Turnover Rate**[4]	4%
30-Day SEC Yield[2]	1.70%		
Taxable-Equivalent Yield[3]	2.62%		
12-Month Distribution Yield[2]	2.80%	Past performance does not guarantee future results.

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.



By Security Type

- 55.5% **Revenue Bonds**
- 18.3% **General Obligation Bonds**
- 9.4% **Certificates of Participation**
- 8.7% **Variable Rate Demand Notes**
- 5.9% **Revenue Anticipation Warrants**
- 1.0% **Special Tax Bonds**
- 1.0% **Put Bonds**
- 0.2% **Other Investment Companies**

By Credit Quality[5]

- 68.8% **AAA**
- 15.0% **AA**
- 7.9% **A**
- 1.0% **BBB**
- 7.3% **Short-Term Ratings or Unrated Securities**

By Maturity

- 18.7% **0-6 Months**
- 12.1% **7-36 Months**
- 29.5% **37-60 Months**
- 39.7% **More than 60 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/29/04 and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest federal tax bracket (35.00%). Your tax rate may be different.

[4] Not annualized.

[5] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

Schwab Long-Term Tax-Free Bond Fund

Performance as of 2/29/04

Average Annual Total Returns[1, 2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.

■ **Fund**
■ Benchmark: **Lehman Brothers General Municipal Bond Index**
■ Fund Category: **Morningstar Municipal National Long Bond**



	6 Months	1 Year	5 Years	10 Years
Fund	6.34%	6.29%	5.72%	6.06%
Benchmark	6.52%	6.30%	6.10%	6.40%
Fund Category	6.61%	6.06%	4.87%	5.39%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

■ **$18,018 Fund**
■ $18,613 **Lehman Brothers General Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/29/04

Statistics			
Number of Holdings	47	**Weighted Average Maturity**	12.7 yrs
Fund Category[1]		**Weighted Average Duration**	7.1 yrs
Interest Rate Sensitivity	Long	**Weighted Average Credit Quality**	AAA
Credit Quality	High	**Portfolio Turnover Rate**[5]	5%
30-Day SEC Yield[2]	3.61%		
30-Day SEC Yield–No Waiver[3]	3.60%		
Taxable-Equivalent Yield[4]	5.55%		
12-Month Distribution Yield[2]	3.90%	Past performance does not guarantee future results.	

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.



By Security Type

- 65.0% **Revenue Bonds**
- 21.3% **General Obligation Bonds**
- 8.1% **Variable Rate Demand Notes**
- 5.4% **Certificates of Participation**
- 0.2% **Other Investment Companies**

By Credit Quality[6]

- 83.0% **AAA**
- 8.7% **AA**
- 4.4% **A**
- 3.7% **BBB**
- 0.2% **Short-Term Ratings or Unrated Securities**

By Maturity

- 8.3% **0-1 Year**
- 16.1% **2-10 Years**
- 67.3% **11-20 Years**
- 8.3% **21-30 Years**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/29/04 and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] Yield if fund expenses had not been partially absorbed by CSIM and Schwab.

[4] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest federal tax bracket (35.00%). Your tax rate may be different.

[5] Not annualized.

[6] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

Schwab California Short/Intermediate Tax-Free Bond Fund

Performance as of 2/29/04

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.

- ■ **Fund**
- ■ Benchmark: **Lehman Brothers 3-Year Municipal Bond Index**
- ■ Fund Category: **Morningstar Municipal California Intermediate/Short Bond**



	6 Months	1 Year	5 Years	10 Years
Fund	3.50%	3.69%	4.45%	4.58%
Benchmark	2.55%	2.92%	4.85%	4.99%
Fund Category	4.91%	4.38%	4.81%	5.10%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

- ■ $15,653 **Fund**
- ■ $16,290 **Lehman Brothers 3-Year Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab California Short/Intermediate Tax-Free Bond Fund

Fund Facts as of 2/29/04

Statistics			
Number of Holdings	73	**Weighted Average Maturity**	4.2 yrs
Fund Category[1]		**Weighted Average Duration**	3.3 yrs
Interest Rate Sensitivity	Short	**Weighted Average Credit Quality**	AA
Credit Quality	High	**Portfolio Turnover Rate**[4]	9%
30-Day SEC Yield[2]	1.82%		
Taxable-Equivalent Yield[3]	3.09%		
12-Month Distribution Yield[2]	2.93%	Past performance does not guarantee future results.	

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.



By Security Type

- 56.5% **Revenue Bonds**
- 15.1% **Certificates of Participation**
- 13.2% **General Obligation Bonds**
- 5.1% **Revenue Anticipation Warrants**
- 4.6% **Variable Rate Demand Notes**
- 3.4% **Tax Allocation Bonds**
- 1.5% **Put Bonds**
- 0.6% **Special Tax Bonds**

By Credit Quality[5]

- 58.9% **AAA**
- 17.3% **AA**
- 15.6% **A**
- 3.1% **BBB**
- 5.1% **Short-Term Ratings or Unrated Securities**

By Maturity

- 14.9% **0-6 Months**
- 26.4% **7-36 Months**
- 16.0% **37-60 Months**
- 42.7% **More than 60 Months**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/29/04 and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest combined federal and California tax bracket (41.05%). Your tax rate may be different.

[4] Not annualized.

[5] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

Schwab California Long-Term Tax-Free Bond Fund

Performance as of 2/29/04

Average Annual Total Returns[1,2]

This bar chart compares performance of the fund with its benchmark and Morningstar category.

- **Fund**
- Benchmark: **Lehman Brothers General Municipal Bond Index**
- Fund Category: **Morningstar Municipal California Long Bond**



	6 Months	1 Year	5 Years	10 Years
Fund	6.49%	5.53%	5.42%	5.95%
Benchmark	6.52%	6.30%	6.10%	6.40%
Fund Category	6.92%	5.80%	4.92%	5.57%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain more current performance information, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

- $17,841 **Fund**
- $18,613 **Lehman Brothers General Municipal Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Results for the report period are not annualized.

[1] Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Fund Facts as of 2/29/04

Statistics			
Number of Holdings	75	**Weighted Average Maturity**	16.4 yrs
Fund Category[1]		**Weighted Average Duration**	8.1 yrs
Interest Rate Sensitivity	Long	**Weighted Average Credit Quality**	AA
Credit Quality	High	**Portfolio Turnover Rate**[4]	14%
30-Day SEC Yield[2]	4.08%		
Taxable-Equivalent Yield[3]	6.92%		
12-Month Distribution Yield[2]	4.12%	Past performance does not guarantee future results.	

Portfolio Composition

These charts show three different views of the fund's portfolio: by type of security, credit quality of the security and remaining maturity. All figures are shown as a percentage of the fund's investments.



By Security Type

- 68.5% **Revenue Bonds**
- 10.5% **Certificates of Participation**
- 9.2% **General Obligation Bonds**
- 5.6% **Tax Allocation Bonds**
- 4.4% **Variable Rate Demand Notes**
- 1.7% **Special Tax Bonds**
- 0.1% **Other Investment Companies**

By Credit Quality[5]

- 64.1% **AAA**
- 6.4% **AA**
- 9.0% **A**
- 20.4% **BBB**
- 0.1% **Short-Term Ratings or Unrated Securities**

By Maturity

- 5.4% **0-1 Year**
- 7.7% **2-10 Years**
- 58.0% **11-20 Years**
- 25.1% **21-30 Years**
- 3.8% **More than 30 Years**

Portfolio holdings may have changed since the report date.

[1] Source: Morningstar, Inc. Interest rate sensitivity and credit quality are two main components of bond performance. The assessment reflects the fund's portfolio as of 2/29/04 and is not a precise indication of risk or performance—past, present or future. Definitions of fund categories: Sensitivity (measured as duration): Short, up to 4.5 years; Medium, more than 4.5 years to less than seven years; Long, seven years or greater. Credit quality: High, AA or better; Medium, A or BBB; Low, BB or lower.

[2] The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

[3] This is the taxable-equivalent 30-day SEC yield for a hypothetical investor in the highest combined federal and California tax bracket (41.05%). Your tax rate may be different.

[4] Not annualized.

[5] Based on ratings by Standard & Poor's and Moody's. Where ratings are different, the chart uses the higher rating.

Schwab Short/Intermediate Tax-Free Bond Fund

Financial Statements

Financial Highlights

	9/1/03–2/29/04*	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00	9/1/98–8/31/99
Per-Share Data ($)						
Net asset value at beginning of period	10.59	10.63	10.42	10.08	10.05	10.26
Income from investment operations:						
Net investment income	0.15	0.30	0.35	0.39	0.41	0.40
Net realized and unrealized gains or losses	0.27	(0.04)	0.20	0.34	0.03	(0.21)
Total income from investment operations	0.42	0.26	0.55	0.73	0.44	0.19
Less distributions:						
Dividends from net investment income	(0.15)	(0.30)	(0.34)	(0.39)	(0.41)	(0.40)
Net asset value at end of period	10.86	10.59	10.63	10.42	10.08	10.05
Total return (%)	4.00[1]	2.50	5.37	7.42	4.50	1.86
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.63[2]	0.60	0.49	0.49	0.50[3]	0.49
Gross operating expenses	0.63[2]	0.63	0.70	0.73	0.75	0.81
Net investment income	2.83[2]	2.83	3.29	3.84	4.11	3.87
Portfolio turnover rate	4[1]	11	28	14	11	8
Net assets, end of period ($ x 1,000,000)	172	159	139	109	76	87

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of February 29, 2004, unaudited

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ① Top ten holding
- ✚ Credit-enhanced security
- ◗ Liquidity-enhanced security
- • Certificate of participation

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
98.7%	**Municipal Bonds**	161,845	169,968
0.2%	**Other Investment Companies**	267	267
98.9%	**Total Investments**	**162,112**	**170,235**
1.1%	**Other Assets and Liabilities**		1,954
100.0%	**Net Assets**		**172,189**

Issuer / Project / Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 98.7% of net assets				
Fixed-Rate Obligations 89.2%				
Arizona 5.0%				
Alhambra School District No. 68 of Maricopa County				
✚ Refunding Bonds, Series 1994A	6.80%	07/01/04	1,485	1,543
✚ Refunding Bonds, Series 1994A	6.80%	07/01/12	515	535
•✚③ **Arizona State**				
Refunding Bonds, Series 2002B	5.00%	09/01/07	5,000	5,561
Phoenix Civic Improvement Corp.				
Airport Terminal				
Senior Lien Excise Tax Revenue Refunding Bonds, Series 1998	5.00%	07/01/04	1,000	1,012
				8,651
California 13.4%				
Alameda Public Financing Authority				
1997 Revenue Bond Refinancing				
Revenue Bonds, Series 1999	4.95%	09/02/07	2,065	2,136
California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002A	5.50%	05/01/10	1,000	1,143
✚ **California Public Works Board**				
UCLA Replacement Hospitals				
Lease Revenue Bonds, Series 2002A	4.75%	10/01/09	3,005	3,368
◗① **California State**				
Revenue Anticipation Warrants, Series 2003B	2.00%	06/16/04	10,000	10,017
California Statewide Communities Development Authority				
Kaiser Permanente Project				
Revenue Bonds, Series 2002D	4.35%	03/01/07	3,000	3,163

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Santa Clara County Financing Authority *Measure B Transportation Improvement Program* Special Obligation Bonds, Series 2003	4.00%	08/01/06	3,000	3,170
				22,997
District of Columbia 2.5%				
+❼ **Washington D.C. Convention Center Authority** Dedicated Tax Senior Lien Revenue Bonds, Series 1998	5.00%	10/01/06	4,000	**4,358**
Georgia 4.3%				
+❾ **Atlanta** Airport General Revenue Refunding Bonds, Series 2003RF-A	5.00%	01/01/10	3,660	4,141
Georgia State General Obligation Bonds, Series 2000D	6.00%	10/01/07	2,865	3,294
				7,435
Illinois 0.6%				
✚ **Chicago Public Building Commission** *Board of Education Building* Revenue Bonds, Series 1999C	5.50%	02/01/06	1,000	**1,079**
Indiana 2.0%				
✚ **Lake County** First Mortgage Lease Revenue Bonds, Series 2000	5.25%	08/01/09	2,040	2,332
✚ **Monroe County** *Bloomington Hospital, Inc.* Hospital Revenue Refunding Bonds, Series 1997	4.60%	05/01/04	1,105	1,111
				3,443
Kentucky 2.4%				
❿ **Kentucky Property & Buildings Commission** *Project No. 71* Revenue Bonds	5.50%	08/01/09	3,500	**4,072**
Louisiana 1.0%				
•✚ **New Orleans** Refunding Bonds, Series 1998B	4.50%	12/01/05	1,600	**1,688**
Massachusetts 3.0%				
Massachusetts State General Obligation Refunding Bonds, Series 2001A	5.50%	01/01/11	2,500	2,907
✚ *Consolidated Loan of 2002* Special Obligation Revenue Bonds, Series A	5.00%	06/01/10	2,000	2,283
				5,190
Michigan 4.0%				
✚ **Detroit** Limited Tax General Obligation Capital Improvement Bonds, Series 2002A	5.00%	04/01/07	1,000	1,100

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
+ Detroit City School District				
Unlimited Tax General Obligation School Building & Site Improvement Bonds, Series 1998B	5.00%	05/01/04	1,390	1,399
+ ❽ Wayne County				
Detroit Metropolitan Wayne County Airport				
Revenue Refunding Bonds, Series 2002D	5.00%	12/01/10	3,900	4,350
				6,849
Missouri 1.3%				
+ St. Louis Municipal Finance Corp.				
Convention Center Project				
Leasehold Revenue Refunding Bonds, Series 2003	5.25%	07/15/10	2,000	**2,312**
Nebraska 2.2%				
+ American Public Energy Authority				
Nebraska Public Gas Agency Project				
Gas Supply Revenue Bonds, Series 1998C	4.00%	09/01/07	3,500	**3,757**
Nevada 1.0%				
+ Henderson				
Seven Hills				
Senior Limited Obligation Refunding Bonds, Series 2001A	4.63%	08/01/11	1,550	**1,731**
New Jersey 2.3%				
•+ New Jersey Transit Corp.				
Federal Transit Administration Grants				
Series 2000B	5.50%	09/15/07	3,500	**3,938**
New York 9.9%				
+ Franklin County				
General Obligation Public Improvement Bonds, Series 1998	4.25%	11/01/06	715	768
New York City				
General Obligation Bonds, Series 1999H	4.75%	03/15/07	3,000	3,247
General Obligation Bonds, Series 2003A	5.25%	08/01/09	1,825	2,059
General Obligation Bonds, Series 2003B	5.25%	08/01/09	1,000	1,128
General Obligation Bonds, Series 2003J	5.00%	06/01/09	2,500	2,787
New York City Transitional Finance Authority				
Future Tax Secured Revenue Bonds, Series 1998B	5.25%	11/15/04	1,300	1,338
+ ❺ New York State Thruway Authority				
General Highway & Bridge Trust Fund				
Revenue Bonds, Series 2003A	5.25%	04/01/12	4,000	4,635
New York State Urban Development Corp.				
Correctional Facility Service Contract				
Revenue Bonds, Series 1998A	5.00%	01/01/05	1,000	1,032
				16,994

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
North Carolina 4.3%				
✚ Durham County				
Enterprise System Revenue Bonds, Series 2002	5.00%	06/01/09	1,495	1,699
North Carolina Municipal Power Agency				
Catawaba Electric				
✚ Revenue Bonds, Series 1995A	5.10%	01/01/07	2,000	2,171
✚ Revenue Bonds, Series 1999A	5.75%	01/01/09	3,000	3,481
				7,351
Ohio 4.3%				
Ohio State				
Higher Education Capital Facilities Bonds, Series II-2001A	5.50%	12/01/08	3,000	3,462
Administrative Building Fund Projects				
State Facilities Bonds, Series 1998A	5.13%	10/01/06	3,580	3,913
				7,375
Oregon 1.7%				
•✚ Oregon State				
Department of Administrative Services				
Refunding Bonds, Series 2002C	5.00%	11/01/07	2,705	**3,018**
Pennsylvania 3.4%				
✚ Pennsylvania Industrial Development Authority				
Economic Development Revenue Bonds, Series 1994	7.00%	07/01/07	1,000	1,170
✚❹ Philadelphia Water & Sewer				
Water & Wastewater Revenue Refunding Bonds, Series 2001B	5.50%	11/01/11	4,000	4,722
				5,892
Puerto Rico 3.3%				
✚ Puerto Rico Highway & Transportation Authority				
Revenue Refunding Bonds, Series 2003H	5.00%	07/01/35	2,000	2,251
✚ Puerto Rico Municipal Finance Agency				
General Obligation Bonds, Series 1999A	5.50%	08/01/08	3,000	3,440
				5,691
South Carolina 1.9%				
✚ Charleston County				
Care Alliance Health Services				
Revenue Bonds, Series 1999A	4.25%	08/15/07	3,000	**3,243**
Texas 8.9%				
✚❷ Dallas Water & Sewer Utilities				
Revenue Refunding & Improvement Bonds, Series 2003	5.00%	10/01/10	5,000	5,699
✚ Denton Utility System				
Revenue Refunding & Improvement Bonds, Series 2001	5.00%	12/01/12	2,030	2,270
Fort Worth				
General Purpose Improvement & Refunding Bonds, Series 2001	5.00%	03/01/10	1,090	1,231

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
✚ **Houston Port Authority**				
Port Improvement General Obligation Bonds, Series 2001B	5.25%	10/01/10	2,205	2,513
✚ **Tarrant Regional Water District**				
Water Revenue Refunding & Improvement Bonds, Series 2002	5.00%	03/01/10	3,140	3,561
				15,274
Washington 5.9%				
✚ **Port of Seattle**				
Passenger Facility Charge				
Revenue Bonds, Series 1998B	5.00%	12/01/07	1,395	1,549
✚ **Snohomish County**				
Refunding Limited General Obligation Bonds	4.50%	12/01/12	1,920	2,092
•✚ **Washington State**				
Department of Ecology State Building Project				
Refunding Bonds	4.75%	04/01/12	1,710	1,869
✚⑥ **Washington State Public Power Supply System**				
Nuclear Project No. 2				
Refunding Revenue Bonds, Series 1993A	5.70%	07/01/08	4,000	4,616
				10,126
Wisconsin 0.6%				
Wisconsin Health & Educational Facilities Authority				
Carroll College, Inc. Project				
Revenue Bonds, Series 1998	4.80%	10/01/06	1,000	**1,063**
Variable Rate Obligations 9.5%				
California 2.8%				
◗✚ **California Department of Water Resources**				
Power Supply Revenue Bonds, Series 2002B-5	0.97%	03/01/04	3,900	3,900
✚ **Irvine Assessment District**				
Limited Obligation Improvement Bonds Adjustable Rate Series	0.97%	03/01/04	991	991
				4,891
Georgia 0.3%				
◗✚ **Atlanta**				
Water & Wastewater Revenue Bonds, Series 2001C	0.98%	03/01/04	500	**500**
Mississippi 2.3%				
Jackson County				
Chevron U.S.A., Inc. Project				
Pollution Control Revenue Refunding Bonds, Series 1992	0.98%	03/01/04	4,000	**4,000**
New York 1.7%				
◗✚ **New York City Municipal Water Finance Authority**				
Water & Sewer System Revenue Bonds, Series 1993C	0.97%	03/01/04	3,000	**3,000**

 See financial notes.

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Texas 1.0%				
Gulf Coast Waste Disposal Authority				
Waste Management of Texas, Inc. Brazoria County Project				
Solid Waste Disposal Revenue Bonds, Series 2003A	2.85%	05/01/04	1,650	**1,650**
Wyoming 1.4%				
Uinta County				
Chevron U.S.A., Inc. Project				
Pollution Control Revenue Refunding Bonds, Series 1993	0.98%	03/01/04	2,400	**2,400**

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 0.2% of net assets	
Provident Institutional Funds— **Muni Fund Portfolio** 267,148	**267**

End of investments. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of February 29, 2004; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$170,235
Receivables:	
Fund shares sold	145
Interest	2,057
Prepaid expenses	+ 19
Total assets	**172,456**

Liabilities

Payables:	
Fund shares redeemed	132
Dividends to shareholders	99
Investment adviser and administrator fees	4
Transfer agent and shareholder service fees	4
Accrued expenses	+ 28
Total liabilities	**267**

Net Assets

Total assets	172,456
Total liabilities	− 267
Net assets	**$172,189**

Net Assets by Source

Capital received from investors	164,522
Net investment income not yet distributed	19
Net realized capital losses	(475)
Net unrealized capital gains	8,123

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$172,189		15,858		$10.86

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $162,112. Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$5,951
Sales/maturities	$6,550

The fund's total security transactions with other SchwabFunds during the period were $28,742.

Federal Tax Data

Portfolio cost	$162,093
Net unrealized gains and losses:	
Gains	$8,153
Losses	+ (11)
	$8,142
As of August 31, 2003:	
Undistributed earnings:	
Tax-exempt income	$402
Long-term capital gains	$—
Capital losses utilized	$74
Unused capital losses:	
Expires 08/31 of:	
2004	296
2009	146
2010	+ 33
	$475

Statement of
Operations

For September 1, 2003 through February 29, 2004; unaudited. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest	**$2,784**

Net Realized Gains and Losses

Net realized gains on investments sold	**–**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**4,025**

Expenses

Investment adviser and administrator fees		241
Transfer agent and shareholder service fees		201
Trustees' fees		4
Custodian and portfolio accounting fees		8
Professional fees		14
Registration fees		18
Shareholder reports		15
Other expenses	+	7
Total expenses		**508**

Increase in Net Assets from Operations

Total investment income		2,784
Total expenses	–	508
Net investment income		**2,276**
Net unrealized gains	+	4,025
Increase in net assets from operations		**$6,301**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the net operating expenses (excluding interest, taxes and certain non-routine expenses) will not exceed 0.65% of the fund's average daily net assets through November 15, 2004.

See financial notes. 23

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

		9/1/03–2/29/04	9/1/02–8/31/03
Net investment income		$2,276	$4,438
Net realized gains		–	74
Net unrealized gains or losses	+	4,025	(801)
Increase in net assets from operations		**6,301**	**3,711**

Distributions Paid

Dividends from net investment income	**$2,274**	**$4,474**

Transactions in Fund Shares

		9/1/03–2/29/04		9/1/02–8/31/03	
		SHARES	VALUE	SHARES	VALUE
Shares sold		4,513	$48,561	9,957	$106,591
Shares reinvested		177	1,898	297	3,175
Shares redeemed	+	(3,875)	(41,632)	(8,327)	(89,036)
Net transactions in fund shares		**815**	**$8,827**	**1,927**	**$20,730**

Shares Outstanding and Net Assets

		9/1/03–2/29/04		9/1/02–8/31/03	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		15,043	$159,335	13,116	$139,368
Total increase	+	815	12,854	1,927	19,967
End of period		**15,858**	**$172,189**	**15,043**	**$159,335**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $19 and $17 for the current and prior period, respectively.

 See financial notes.

Schwab Long-Term Tax-Free Bond Fund

Financial Statements

Financial Highlights

	9/1/03–2/29/04*	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00	9/1/98–8/31/99
Per-Share Data ($)						
Net asset value at beginning of period	11.04	11.05	10.87	10.24	10.11	11.01
Income from investment operations:						
Net investment income	0.22	0.45	0.49	0.50	0.50	0.50
Net realized and unrealized gains or losses	0.47	(0.01)	0.17	0.63	0.13	(0.85)
Total income from investment operations	0.69	0.44	0.66	1.13	0.63	(0.35)
Less distributions:						
Dividends from net investment income	(0.22)	(0.45)	(0.48)	(0.50)	(0.50)	(0.50)
Distributions from net realized gains	–	–	–	–	–	(0.05)
Total distributions	(0.22)	(0.45)	(0.48)	(0.50)	(0.50)	(0.55)
Net asset value at end of period	11.51	11.04	11.05	10.87	10.24	10.11
Total return (%)	6.34[1]	4.01	6.24	11.29	6.59	(3.34)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.65[2]	0.62	0.49	0.49	0.50[3]	0.49
Gross operating expenses	0.66[2]	0.65	0.74	0.74	0.76	0.81
Net investment income	4.03[2]	4.06	4.49	4.73	5.11	4.59
Portfolio turnover rate	5[1]	22	25	35	25	35
Net assets, end of period ($ x 1,000,000)	87	81	85	88	76	90

* Unaudited.

[1] Not annualized.

[2] Annualized.

[3] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of February 29, 2004, unaudited

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

✛ Credit-enhanced security

◗ Liquidity-enhanced security

· Certificate of participation

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
98.6%	Municipal Bonds	78,464	86,121
0.1%	Other Investment Companies	139	139
98.7%	Total Investments	78,603	86,260
1.3%	Other Assets and Liabilities		1,096
100.0%	Net Assets		87,356

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 98.6% of net assets				
Fixed-Rate Obligations 90.6%				
California 5.1%				
California				
Various Purpose General Obligation Bonds	5.25%	11/01/17	2,000	2,149
California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002A	5.88%	05/01/16	2,000	2,290
				4,439
Colorado 5.3%				
✛❿ **Colorado Department of Transportation**				
Revenue Anticipation Notes, Series 2002B	5.50%	06/15/15	2,000	2,368
Denver City & County				
✛ *Airport System*				
Revenue Refunding Bonds, Series 2002E	5.50%	11/15/15	1,000	1,115
✛ *Colorado Convention Center Expansion Project*				
Excise Tax Revenue Bonds, Series 2001A	5.50%	09/01/17	1,000	1,138
				4,621
District of Columbia 2.6%				
·✛ **District of Columbia**				
District's Public Safety & Emergency Preparedness Communications Center and Related Technology				
Series 2003A	5.50%	01/01/17	2,000	**2,314**
Florida 3.4%				
✛❼ **Escambia County Health Facilities Authority**				
Ascension Health Credit Group				
Revenue Bonds, Series 1999A-2	5.75%	11/15/09	2,500	**2,955**

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Georgia 1.5%				
✚ Fulton County Development Authority				
Tuff Morehouse LLC Project				
Revenue Bonds, Series 2002A	5.50%	02/01/22	1,180	**1,309**
Hawaii 2.1%				
✚ Hawaii				
General Obligation Bonds, Series 1999CT	5.88%	09/01/09	1,500	**1,791**
Indiana 1.2%				
✚ Marion County Convention & Recreational Facilities Authority				
Excise Tax Lease Revenue Refunding Senior Bonds, Series 2001A	5.00%	06/01/21	1,000	**1,057**
Kentucky 1.2%				
✚ Jefferson County				
University Medical Center, Inc.				
Health Facilities Revenue Bonds, Series 1997	5.25%	07/01/22	1,000	**1,062**
Maryland 0.4%				
Maryland Department of Housing & Community Development				
Housing Revenue Bonds, Series 1996A	5.88%	07/01/16	320	**338**
Michigan 5.9%				
Delta County Economic Development Corp.				
MeadWestvaco-Escanaba Paper Company Project				
Environmental Improvement Revenue Refunding Bonds, Series 2002A	6.25%	04/15/27	1,000	1,075
✚ ❻ Detroit				
Water Supply System				
Revenue Refunding Senior Lien Bonds, Series 2003C	5.25%	07/01/16	2,620	2,982
✚ Wayne County Community College				
Improvement Bonds, Series 1999	5.50%	07/01/19	1,000	1,125
				5,182
Mississippi 5.4%				
✚ Mississippi Hospital Equipment & Facilities Authority				
Mississippi Baptist Medical Center				
Revenue Refunding Bonds, Series 1995	6.00%	05/01/13	2,150	2,302
•✚ ❾ Walnut Grove Correctional Authority				
Walnut Grove Correctional Facility Project				
Series 1999	6.00%	11/01/19	2,000	2,379
				4,681
Nevada 2.5%				
✚ Nevada State Department of Business & Industry				
Las Vegas Monorail Project				
First Tier Revenue Bonds, Series 2000	5.63%	01/01/32	2,000	**2,220**

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
New York 4.3%				
✚ **Metropolitan Transportation Authority**				
Revenue Refunding Bonds, Series A	5.50%	11/15/18	2,000	2,291
New York City				
General Obligation Bonds, Series 2002G	5.75%	08/01/16	1,325	1,496
				3,787
Oregon 4.5%				
✚ **Columbia River Peoples Utility District**				
Electric Systems Revenue Obligations, Series 2000B	5.50%	12/01/19	1,180	1,339
✚❽ **Morrow County School District No. 001**				
General Obligation Bonds, Series 2001	5.63%	06/15/16	2,235	2,561
				3,900
Pennsylvania 4.2%				
Pennsylvania Higher Education Facilities Authority				
University of Pennsylvania Health Services				
Revenue Bonds, Series 1996A	5.75%	01/01/17	2,000	2,081
✚ **Seneca Valley School District**				
General Obligation Refunding Bonds, Series 1998AA	5.15%	02/15/20	1,500	1,592
				3,673
Rhode Island 0.0%				
Rhode Island Housing & Mortgage Finance Corp.				
Homeownership Opportunity				
Revenue Bonds, Series 10A	6.50%	10/01/22	20	**20**
Texas 17.3%				
✚❺ **Austin Electric Water & Sewer System**				
Revenue Refunding Bonds, Series 1997	5.13%	11/15/16	3,000	3,243
✚ **Brazos River Authority**				
Houston Industries, Inc.				
Revenue Refunding Bonds, Series 1998A	5.13%	05/01/19	1,750	1,866
✚ **Conroe Independent School District**				
Unlimited Tax School House & Refunding Bonds, Series 1997	5.25%	02/15/21	1,000	1,062
✚❷ **Dallas Fort Worth International Airport**				
Joint Revenue Bonds, Series 2000A	6.00%	11/01/24	3,500	3,896
✚ **Harris County Hospital District**				
Revenue Refunding Bonds, Series 2000	6.00%	02/15/16	1,000	1,179
✚ **North Texas Tollway Authority**				
Dallas North Tollway System				
Revenue Refunding Bonds, Series 2003C	5.00%	07/01/08	2,000	2,232
✚ **Texas Public Finance Authority**				
Texas Southern University				
Revenue Financing System Refunding Bonds, Series 1998A-1	4.75%	11/01/17	1,545	1,615
				15,093

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Vermont 2.7%				
✚ **Vermont Educational & Health Buildings Financing Agency**				
Fletcher Allen Health Care Project				
Hospital Revenue Bonds, Series 2000A	6.00%	12/01/23	2,000	**2,332**
Washington 19.7%				
✚❸ **Clark County School District No. 117**				
Unlimited Tax General Obligation Bonds, Series 1999	5.50%	12/01/17	3,000	3,519
Kent School District No. 415				
Unlimited Tax General Obligation Refunding Bonds, Series 1993A	5.55%	12/01/11	500	589
King County				
❶ *Baseball Stadium*				
Limited Tax General Obligation Demand Notes, Series 1997D	5.75%	12/01/11	3,500	4,043
✚ *King Street Center Project*				
Lease Revenue Bonds, Series 1997	5.13%	06/01/17	1,000	1,067
✚ **Ocean Shores**				
Water & Sewer Revenue Bonds, Series 2001	5.50%	12/01/21	2,000	2,367
Washington State Health Care Facilities Authority				
✚❹ *Catholic Health Initiatives*				
Revenue Bonds, Series 2000A	6.00%	12/01/20	3,000	3,495
✚ *Swedish Health System*				
Revenue Bonds, Series 1998	5.13%	11/15/18	2,000	2,153
				17,233
Wisconsin 1.3%				
✚ **Wisconsin Health & Education Facilities Authority**				
Medical College of Wisconsin, Inc. Project				
Revenue Bonds, Series 1997	5.50%	03/01/17	1,000	**1,114**
Variable Rate Obligations 8.0%				
California 2.9%				
•❱ **Orange County Sanitation District**				
Refunding Bonds, Series 2000A	0.98%	03/01/04	500	500
❱ **Southern California Metropolitan Water District**				
Waterworks Revenue Bonds, Series 2000B-1	0.98%	03/01/04	2,000	2,000
				2,500
Georgia 1.4%				
❱✚ **Atlanta**				
Water & Wastewater Revenue Bonds, Series 2001C	0.98%	03/01/04	1,200	**1,200**
New York 2.5%				
❱✚ **New York City Municipal Water Finance Authority**				
Waster & Sewer System Revenue Bonds, Series 1994G	0.98%	03/01/04	2,200	**2,200**

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Wyoming 1.2%				
Uinta County				
Chevron U.S.A., Inc. Project				
Pollution Control Revenue Refunding Bonds, Series 1993	0.98%	03/01/04	1,100	**1,100**

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 0.1% of net assets	
Provident Institutional Funds— **Muni Fund Portfolio** 139,039	**139**

End of investments. For totals, please see the first page of holdings for this fund**.**

Statement of
Assets and Liabilities

As of February 29, 2004; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value	$86,260
Receivables:	
Fund shares sold	195
Interest	999
Prepaid expenses	+ 10
Total assets	**87,464**

Liabilities

Payables:	
Fund shares redeemed	3
Dividends to shareholders	78
Investment adviser and administrator fees	2
Transfer agent and shareholder service fees	2
Accrued expenses	+ 23
Total liabilities	**108**

Net Assets

Total assets	87,464
Total liabilities	– 108
Net assets	**$87,356**

Net Assets by Source

Capital received from investors	81,472
Net investment income not yet distributed	139
Net realized capital losses	(1,912)
Net unrealized capital gains	7,657

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$87,356		7,589		$11.51

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $78,603. Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$4,263
Sales/maturities	$7,952

The fund's total security transactions with other SchwabFunds during the period were $16,360.

Federal Tax Data

Portfolio cost	$78,470
Net unrealized gains and losses:	
Gains	$7,790
Losses	+ –
	$7,790
As of August 31, 2003:	
Undistributed earnings:	
Tax-exempt income	$309
Long-term capital gains	$–
Capital loss utilized	$491
Unused capital losses:	
Expires 08/31 of:	
2008	$111
2009	+ 2,253
	$2,364

See financial notes.

Statement of
Operations

For September 1, 2003 through February 29, 2004; unaudited. All numbers are x 1,000.

Investment Income		
Interest		**$1,915**
Net Realized Gains and Losses		
Net realized gains on investments sold		**452**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		**2,969**
Expenses		
Investment adviser and administrator fees		123
Transfer agent and shareholder service fees		102
Trustees' fees		4
Custodian and portfolio accounting fees		5
Professional fees		14
Registration fees		9
Shareholder reports		9
Other expenses	+	5
Total expenses		271
Expense reduction	–	5
Net expenses		**266**
Increase in Net Assets from Operations		
Total investment income		1,915
Net expenses	–	266
Net investment income		**1,649**
Net realized gains		452
Net unrealized gains	+	2,969
Increase in net assets from operations		**$5,070**

Unless stated, all numbers are x 1,000.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the annual operating expenses of this fund through at least November 15, 2004, to 0.65% of average daily net assets.

These add up to a net gain on investments of $3,421.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

	9/1/03–2/29/04	9/1/02–8/31/03
Net investment income	$1,649	$3,541
Net realized gains	452	477
Net unrealized gains or losses +	2,969	(474)
Increase in net assets from operations	**5,070**	**3,544**

Distributions Paid

	9/1/03–2/29/04	9/1/02–8/31/03
Dividends from net investment income	**$1,635**	**$3,518**

Transactions in Fund Shares

	9/1/03–2/29/04		9/1/02–8/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	1,606	$18,196	4,912	$55,091
Shares reinvested	115	1,310	204	2,296
Shares redeemed +	(1,500)	(16,916)	(5,470)	(61,388)
Net transactions in fund shares	**221**	**$2,590**	**(354)**	**($4,001)**

Shares Outstanding and Net Assets

	9/1/03–2/29/04		9/1/02–8/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	7,368	$81,331	7,722	$85,306
Total increase or decrease +	221	6,025	(354)	(3,975)
End of period	**7,589**	**$87,356**	**7,368**	**$81,331**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $139 and $125 for the current and prior period, respectively.

Schwab California Short/Intermediate Tax-Free Bond Fund

Financial Statements

Financial Highlights

	9/1/03–2/29/04*	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00	9/1/98–8/31/99
Per-Share Data ($)						
Net asset value at beginning of period	10.57	10.66	10.51	10.22	10.09	10.26
Income from investment operations:						
Net investment income	0.16	0.32	0.34	0.40	0.39	0.39
Net realized and unrealized gains or losses	0.21	(0.09)	0.15	0.29	0.13	(0.17)
Total income from investment operations	0.37	0.23	0.49	0.69	0.52	0.22
Less distributions:						
Dividends from net investment income	(0.16)	(0.32)	(0.34)	(0.40)	(0.39)	(0.39)
Net asset value at end of period	10.78	10.57	10.66	10.51	10.22	10.09
Total return (%)	3.50[1]	2.15	4.66	6.95	5.32	2.16
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.61[2]	0.58	0.49	0.49	0.50[3]	0.49
Gross operating expenses	0.61[2]	0.60	0.66	0.67	0.71	0.77
Net investment income	2.97[2]	2.96	3.29	3.83	3.91	3.81
Portfolio turnover rate	9[1]	11	17	30	42	7
Net assets, end of period ($ x 1,000,000)	175	174	184	145	124	126

* Unaudited.

1 Not annualized.

2 Annualized.

3 The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

 See financial notes.

Portfolio Holdings as of February 29, 2004, unaudited

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

✚ Credit-enhanced security

◗ Liquidity-enhanced security

· Certificate of participation

▲ Delayed-delivery security

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated

legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
101.8%	Municipal Bonds	169,282	177,690
0.0%	Other Investment Companies	3	3
101.8%	Total Investments	169,285	177,693
(1.8)%	Other Assets and Liabilities		(3,175)
100.0%	Net Assets		174,518

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 101.8% of net assets				
Fixed-Rate Obligations 95.7%				
California 91.8%				
Alameda County *Refunding & Capital Projects*				
·✚ Series 1998A	5.00%	12/01/06	3,480	3,832
·✚❷ Series 2001A	5.38%	12/01/09	5,000	5,852
Association of Bay Area Governments				
✚❽ *Brandeis Hillel Day School Project* Revenue Bonds, Series 2001	3.75%	08/01/31	4,000	4,182
✚ *FTA Capital Grant* Bart SFO Extension Bonds, Series 2001A	5.00%	06/15/08	630	632
✚ **Burbank Unified School District** *Election of 1997* General Obligation Bonds, Series C	3.00%	08/01/06	1,820	1,896
California Department of Water Resources Power Supply Revenue Bonds, Series 2002A	5.50%	05/01/10	1,315	1,503
✚ **California Educational Facilities Authority** *Pooled College & University Projects* Revenue Bonds, Series 1997A	5.05%	04/01/05	1,010	1,054
California Health Facilities Financing Authority *Kaiser Permanente Hospital* Revenue Bonds, Series 1998B	5.00%	10/01/08	2,500	2,842
California Pollution Control Finance Authority *Waste Management, Inc. Project* Solid Waste Disposal Revenue Bonds, Series 2002B	4.45%	07/01/05	2,000	2,068

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California State				
▲✚ Department of Transportation Federal Highway Grant Anticipation Bonds, Series 2004A	4.00%	02/01/07	3,500	3,749
▲✚ Department of Transportation Federal Highway Grant Anticipation Bonds, Series 2004A	5.00%	02/01/08	1,360	1,521
General Obligation Bonds, Series 1992	6.30%	09/01/06	2,235	2,472
✚ General Obligation Bonds, Series 1998	5.50%	12/01/11	1,665	1,971
General Obligation Bonds, Series 2001	4.00%	11/01/05	1,000	1,037
General Obligation Bonds, Series 2002	5.25%	02/01/11	3,500	3,900
✚6 General Obligation Refunding Bonds, Series 2002	5.00%	02/01/12	4,000	4,526
◗1 Revenue Anticipation Warrants, Series 2003B	2.00%	06/16/04	9,000	9,015
California State Public Works Board				
✚ Energy Efficiency Revenue Refunding Bonds, Series 1998B	4.00%	09/01/06	1,155	1,228
The Regents University of California				
Lease Revenue Refunding Bonds, Series 1998A	5.25%	12/01/07	2,000	2,230
California Statewide Communities Development Authority				
Kaiser Permanente Project				
Revenue Bonds, Series 2002D	4.35%	03/01/07	2,000	2,108
✚ *Sherman Oaks Project*				
Revenue Refunding Bonds, Series 1998A	5.00%	08/01/06	2,500	2,716
• *St. Joseph Health System*				
Series 1997	5.00%	07/01/04	750	759
• *St. Joseph Health System Obligated Group*				
Series 1994	6.50%	07/01/04	2,000	2,076
• *The Internext Group*				
Series 1999	4.13%	04/01/04	3,500	3,505
✚ **El Dorado County Public Agency Financing Authority**				
Revenue Bonds, Series 1996	5.60%	02/15/12	3,000	3,309
✚ **Fontana Community Facilities District No. 2**				
Senior Special Tax Refunding Bonds, Series 1998A	4.10%	09/01/04	1,120	1,137
Fremont Union High School District				
Election of 1998				
General Obligation Bonds, Series 2000B	5.75%	09/01/08	1,520	1,775
✚ **Inglewood Redevelopment Agency**				
Merged Redeveloped Project				
Tax Allocation Refunding Bonds, Series 1998A	3.88%	05/01/05	525	542
Intermodal Container Transfer Facility Joint Powers Authority				
✚ Refunding Revenue Bonds, Series 1999A	5.00%	11/01/08	1,210	1,377
✚ Refunding Revenue Bonds, Series 1999A	5.00%	11/01/09	1,375	1,579
5 **Long Beach**				
Harbor Revenue Refunding Bonds, Series 2000A	5.50%	05/15/10	4,000	4,586
✚9 **Long Beach Harbor Facilities Corp.**				
Revenue Refunding Bonds, Series 1998A	5.50%	05/15/05	3,985	4,178
✚ **Los Angeles Community Redevelopment Agency**				
Beacon Street, Crenshaw & Pico Union 1 Redevelopment Projects				
Pooled Financing Revenue Refunding Bonds, Series 1998F	5.00%	09/01/07	810	902

 See financial notes.

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Los Angeles County Metropolitan Transportation Authority				
Proposition C				
Sales Tax Revenue Bonds, Second Series 1992A	6.20%	07/01/04	3,000	3,051
✛ Los Angeles State Building Authority				
California Department of General Services				
Lease Revenue Refunding Bonds, Series 1993A	5.63%	05/01/11	3,500	4,108
❹ **Los Angeles Unified School District**				
Election of 1997				
General Obligation Bonds, Series 2000D	5.50%	07/01/10	4,000	4,685
Northern California Power Agency				
Geothermal Project No. 3				
Revenue Refunding Bonds, Series 1993A	5.60%	07/01/06	2,000	2,205
Oakland				
Oakland Museum				
•✛ Refunding Bonds, Series 2002A	5.00%	04/01/10	2,015	2,310
•✛ Refunding Bonds, Series 2002A	5.00%	04/01/11	1,460	1,673
✛ Oceanside Community Development Commission				
Vista del Ora Apartments				
Multi-Family Rental Housing Revenue Refunding Bonds, Series 2001A	4.45%	04/01/31	1,250	1,330
•✛ Orange County				
Recovery Series 1996A	6.00%	07/01/08	3,000	3,502
✛ Port of Oakland				
Revenue Bonds, Series 2000K	5.50%	11/01/08	3,000	3,422
✛ Rancho Water District Financing Authority				
Refunding Revenue Bonds, Series 1995	5.88%	11/01/10	1,500	1,648
✛ Redding Joint Powers Financing Authority				
Electric System Revenue Bonds, Series 1996A	5.50%	06/01/11	2,000	2,223
Riverside				
Capital Improvement Projects				
•✛ Series 2003	5.00%	09/01/14	1,470	1,658
•✛ Series 2003	5.00%	09/01/15	1,545	1,731
✛ Riverside County Asset Leasing Corp.				
County of Riverside Hospital Project				
Leasehold Revenue Bonds, Series 2003A	5.00%	06/01/09	2,555	2,887
Sacramento Finance Authority				
Revenue Refunding Bonds, Series 2002	4.50%	07/01/08	2,865	3,136
✛ San Bernardino				
Alta Park/Mountain Vista Apartments				
Multi-Family Housing Refunding Revenue Bonds, Series 2001A	4.45%	05/01/31	1,300	1,370
San Francisco Airports Commission				
San Francisco International Airport				
✛ Second Series Revenue Bonds, Issue 15A	5.50%	05/01/09	2,000	2,262
✛ Second Series Revenue Bonds, Issue 22	5.25%	05/01/11	3,065	3,421
San Francisco Bay Area Transit Financing Authority				
Bridge Toll Notes, Series 1999	5.00%	02/01/07	500	544

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
San Francisco State University Foundation, Inc.				
Auxiliary Organization				
Student Housing Revenue Bonds, Series 1999	4.30%	07/01/05	540	560
Student Housing Revenue Bonds, Series 1999	5.00%	07/01/08	400	442
+ San Jose				
Airport Revenue Refunding Bonds, Series 2002B	5.00%	03/01/11	2,625	2,942
+ ❸ San Jose Redevelopment Agency				
Merged Area Redevelopment Project				
Tax Allocation Bonds, Series 2002	4.00%	08/01/10	5,000	5,442
+ Santa Clara				
Insurance Funding Bonds, Series 1987	3.25%	04/01/12	4,000	4,097
Santa Clara County Financing Authority				
❿ *Measure B Transportation Improvement Program*				
Special Obligation Bonds, Series 2003	4.00%	08/01/05	4,000	4,157
+ *Multi-Facilities Projects*				
Lease Revenue Bonds, Series 2000B	5.50%	05/15/05	3,290	3,463
+ *VMC Facility Replacement Project*				
Lease Revenue Bonds, Series 1994A	7.75%	11/15/10	1,000	1,311
+ Temecula Valley Unified School District				
General Obligation Refunding Bonds, Series 2004	6.00%	08/01/07	1,000	1,148
Vernon				
Malburg Generating Station Project				
Electric System Revenue Bonds, Series 2003C	5.00%	04/01/11	1,320	1,422
Electric System Revenue Bonds, Series 2003C	5.25%	04/01/15	1,905	2,023
				160,232
Puerto Rico 3.9%				
+ Puerto Rico Aqueduct & Sewerage Authority				
Refunding Bonds, Series 1995	6.00%	07/01/06	3,000	3,318
+ Puerto Rico Electric Power Authority				
Power Revenue Refunding Bonds, Series 1997CC	5.50%	07/01/08	3,000	3,393
				6,711
Variable Rate Obligations 6.1%				
California 6.1%				
+ California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002B, Subseries B-2	0.96%	03/01/04	2,100	2,100
•❯+ Fontana Unified School District				
School Facility Bridge Funding Program				
Series 2004B	3.00%	09/01/05	1,250	1,283
+ Irvine Ranch Water District				
Consolidated General Obligation Bonds, Series 1993	0.98%	03/01/04	500	500
•+ Los Angeles				
American Academy of Dramatic Arts				
Series 2000A	4.70%	11/01/05	1,300	1,364

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Orange County Sanitation District				
•▸ Refunding Bonds, Series 2000A	0.98%	03/01/04	700	700
•▸ Refunding Bonds, Series 2000B	0.98%	03/01/04	600	600
▸❼ **Southern California Metropolitan Water District**				
Waterworks Revenue Bonds, Series 2000B-1	0.98%	03/01/04	4,200	4,200
				10,747

Security and Number of Shares	Value ($ x 1,000)

Other Investment Companies 0.0% of net assets

Provident Institutional Funds— California Money Fund Portfolio 2,967	**3**

End of investments. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of February 29, 2004; unaudited. All numbers are x 1,000 except NAV.

Unless stated, all numbers are x 1,000.

Assets

Investments, at value	$177,693
Receivables:	
Fund shares sold	317
Interest	1,943
Prepaid expenses	+ 2
Total assets	**179,955**

Liabilities

Payables:	
Dividends to shareholders	114
Investment bought	5,285
Investment adviser and administrator fees	4
Transfer agent and shareholder service fees	4
Accrued expenses	+ 30
Total liabilities	**5,437**

Net Assets

Total assets	179,955
Total liabilities	− 5,437
Net assets	**$174,518**

Net Assets by Source

Capital received from investors	166,270
Net investment income not yet distributed	28
Net realized capital losses	(188)
Net unrealized capital gains	8,408

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$174,518		16,185		$10.78

The amortized cost of the fund's securities was $169,285. Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$14,896
Sales/maturities	$16,225

The fund's total security transactions with other SchwabFunds during the period were $24,637.

Federal Tax Data

Portfolio cost	$169,257

Net unrealized gains and losses:

Gains	$8,449
Losses	+ (13)
	$8,436

As of August 31, 2003:

Undistributed earnings:

Tax-exempt income	$458
Long-term capital gains	$−

Capital loss utilized	$141

Unused capital losses:
Expires 08/31 of:

2004	$197
2008	+ 27
	$224

Deferred capital losses	$5

Statement of
Operations

For September 1, 2003 through February 29, 2004; unaudited. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income

Interest	**$3,049**

Net Realized Gains and Losses

Net realized gains on investments sold	**41**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**3,368**

Expenses

Investment adviser and administrator fees		256
Transfer agent and shareholder service fees		213
Trustees' fees		4
Custodian and portfolio accounting fees		8
Professional fees		15
Registration		1
Shareholder reports		15
Other expenses	+	7
Total expenses		**519**

Increase in Net Assets from Operations

Total investment income		3,049
Total expenses	−	519
Net investment income		**2,530**
Net realized gains		41
Net unrealized gains	+	3,368
Increase in net assets from operations		**$5,939**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the net operating expenses (excluding interest, taxes and certain non-routine expenses) will not exceed 0.65% of the fund's average daily net assets through November 15, 2004.

These add up to a net gain on investments of $3,409.

See financial notes. 41

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

	9/1/03–2/29/04	9/1/02–8/31/03
Net investment income	$2,530	$5,460
Net realized gains	41	136
Net unrealized gains or losses	+ 3,368	(1,823)
Increase in net assets from operations	**5,939**	**3,773**

Distributions Paid

	9/1/03–2/29/04	9/1/02–8/31/03
Dividends from net investment income	**$2,527**	**$5,495**

Transactions in Fund Shares

	9/1/03–2/29/04		9/1/02–8/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	2,308	$24,695	6,749	$72,161
Shares reinvested	196	2,095	362	3,865
Shares redeemed	+ (2,745)	(29,333)	(7,905)	(84,278)
Net transactions in fund shares	**(241)**	**($2,543)**	**(794)**	**($8,252)**

Shares Outstanding and Net Assets

	9/1/03–2/29/04		9/1/02–8/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	16,426	$173,649	17,220	$183,623
Total increase or decrease	+ (241)	869	(794)	(9,974)
End of period	**16,185**	**$174,518**	**16,426**	**$173,649**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes net investment income not yet distributed in the amount of $28 and $25 for the current and prior period, respectively.

Schwab California Long-Term Tax-Free Bond Fund

Financial Statements

Financial Highlights

	9/1/03–2/29/04*	9/1/02–8/31/03	9/1/01–8/31/02	9/1/00–8/31/01	9/1/99–8/31/00	9/1/98–8/31/99
Per-Share Data ($)						
Net asset value at beginning of period	11.45	11.69	11.63	11.06	10.82	11.52
Income from investment operations:						
Net investment income	0.25	0.49	0.53	0.55	0.55	0.54
Net realized and unrealized gains or losses	0.49	(0.24)	0.05	0.57	0.24	(0.70)
Total income from investment operations	0.74	0.25	0.58	1.12	0.79	(0.16)
Less distributions:						
Dividends from net investment income	(0.25)	(0.49)	(0.52)	(0.55)	(0.55)	(0.54)
Net asset value at end of period	11.94	11.45	11.69	11.63	11.06	10.82
Total return (%)	6.49[1]	2.14	5.14	10.38	7.67	(1.57)
Ratios/Supplemental Data (%)						
Ratios to average net assets:						
Net operating expenses	0.61[2]	0.58	0.49	0.49	0.50[3]	0.49
Gross operating expenses	0.61[2]	0.60	0.64	0.65	0.69	0.75
Net investment income	4.27[2]	4.16	4.58	4.86	5.19	4.69
Portfolio turnover rate	14[1]	29	34	37	36	55
Net assets, end of period ($ x 1,000,000)	195	194	238	215	179	202

* Unaudited.
[1] Not annualized.
[2] Annualized.
[3] The ratio of net operating expenses would have been 0.49% if certain non-routine expenses (proxy fees) had not been included.

Portfolio Holdings as of February 29, 2004, unaudited

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

✚ Credit-enhanced security

• Certificate of participation

▲ Delayed-delivery security

For fixed rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate

shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
98.6%	Municipal Bonds	179,451	192,816
0.1%	Other Investment Companies	184	184
98.7%	Total Investments	179,635	193,000
1.3%	Other Assets and Liabilities		2,454
100.0%	Net Assets		195,454

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Municipal Bonds 98.6% of net assets				
Fixed-Rate Obligations 94.3%				
California 94.3%				
✚ **Alameda Corridor Transportation Authority** Senior Lien Revenue Bonds, Series 1999A	5.13%	10/01/16	1,170	1,292
•✚ **Alameda County** *Alameda Medical Center Project* Series 1998	5.38%	06/01/18	3,400	3,749
✚❸ **Anaheim Public Financing Authority** *Public Improvements Project* Senior Lease Revenue Bonds, Series 1997A	6.00%	09/01/24	5,000	6,012
Association of Bay Area Governments ✚ *Brandeis Hillel Day School Project* Revenue Bonds, Series 2001	3.75%	08/01/31	1,700	1,777
• *Lytton Gardens, Inc.* Insured Revenue Bonds, Series 1999	6.00%	02/15/30	3,000	3,195
✚ *Redevelopment Agency Pool* Tax Allocation Revenue Bonds, Series 1997A-6	5.25%	12/15/17	1,200	1,329
Schools of Sacred Heart - San Francisco Revenue Bonds, Series 2000A	6.45%	06/01/30	1,500	1,616
✚ **Brea Olinda Unified School District** *Election of 1999* General Obligation Bonds, Series 1999A	5.60%	08/01/20	1,000	1,141
Burbank Public Finance Authority *Golden State Redevelopment Project* ✚ Revenue Bonds, Series 2003A	5.25%	12/01/17	2,825	3,208
✚ Revenue Bonds, Series 2003A	5.25%	12/01/18	2,175	2,449

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
California Department of Water Resources				
Power Supply Revenue Bonds, Series 2002A	5.75%	05/01/17	3,000	3,395
California Educational Facilities Authority				
College of Arts & Crafts				
Revenue Bonds, Series 2001	5.75%	06/01/25	1,800	1,886
Pepperdine University				
Revenue Bonds, Series 2000	5.75%	09/15/30	3,000	3,310
California Health Facilities Financing Authority				
Cedars-Sinai Medical Center				
Revenue Bonds, Series 1999A	6.13%	12/01/19	2,750	2,989
✚❹ *Children's Hospital - San Diego*				
Insured Hospital Revenue Refunding Bonds, Series 1996	5.38%	07/01/16	5,180	5,627
California Housing Finance Agency				
✚ Home Mortgage Revenue Bonds, Series 1995L	5.90%	08/01/17	425	442
Multi-Unit Rental Housing Revenue Bonds II, Series 1992B	6.70%	08/01/15	1,000	1,007
California Infrastructure & Economic Development Bank				
The J. David Gladstone Institution Project				
Revenue Bonds, Series 2001	5.50%	10/01/19	1,250	1,371
❺ **California Public Works Board Department of Corrections**				
Lease Revenue Bonds, Series 2003C	5.50%	06/01/17	5,000	5,473
California State				
General Obligation Bonds, Series 2000	5.63%	05/01/18	1,000	1,090
Various Purpose General Obligation Bonds	5.25%	11/01/17	4,000	4,298
✚❼ *Department of Veterans Affairs*				
Home Purchase Revenue Bonds, Series 2002A	5.30%	12/01/21	5,000	5,284
California Statewide Communities Development Authority				
• *Cedars-Sinai Medical Center*				
Hospital Revenue, Series 1992	6.50%	08/01/15	365	370
Kaiser Permanente Project				
Revenue Bonds, Series 2002D	4.35%	03/01/07	2,000	2,108
✚ *Sunnyside/Vermont Project*				
FHA Insured GNMA Collateralized Revenue Bonds, Series 2001A	7.00%	04/20/36	4,000	4,631
•❾ *The Internext Group*				
Series 1999	5.38%	04/01/17	5,000	5,116
• **California Transit Finance Corp.**				
Sacramento Regional Transit District				
Series 1992A	6.38%	03/01/05	250	250
✚ **Colton Public Finance Authority**				
Special Tax Revenue Bonds, Series 1996	5.45%	09/01/19	3,020	3,291
❽ **Contra Costa County, Public Financing Authority**				
Multiple Project Areas				
Tax Allocation Revenue Bonds, Series 2003A	5.63%	08/01/33	5,000	5,202
East Bay Municipal Utility District				
Water System				
Subordinate Revenue Bonds, Series 1998	5.25%	06/01/19	2,600	2,827
•✚ **Escondido**				
Revenue Bonds, Series 2000A	6.00%	09/01/31	1,975	2,287

See financial notes.   45

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Fontana Redevelopment Agency *Jurupa Hills Redevelopment Project* Tax Allocation Refunding Bonds, Series 1997A	5.50%	10/01/19	3,500	3,715
✛❻ **Foothill-Eastern Transportation Corridor Agency** Toll Road Revenue Refunding Bonds, Series 1999	5.13%	01/15/19	5,000	5,427
✛ **Huntington Beach** *Capital Improvement Financing Project* Lease Revenue Bonds, Series 2000A	5.50%	09/01/20	1,500	1,692
✛ **Inglewood Redevelopment Agency** *Merged Redevelopment Project* Tax Allocation Revenue Refunding Bonds, Series 1998A	5.25%	05/01/16	1,000	1,156
✛ **Los Angeles Municipal Improvement Corp.** *City of Los Angeles Central Library Project* Leasehold Revenue Refunding Bonds, Series 2003A	5.25%	06/01/13	3,730	4,351
✛ **Lynwood Public Financing Authority** *Public Capital Improvement Project* Lease Revenue Refunding Bonds, Series 2003	5.00%	09/01/18	1,000	1,099
Oakland Joint Power Financing Authority Reassessment Revenue Bonds, Series 1999	5.50%	09/02/24	990	1,068
✛ **Oakland Redevelopment Agency** *Central District Redevelopment Project* Subordinated Tax Allocation Bonds, Series 2003	5.50%	09/01/14	1,615	1,868
•✛ **Orange County** Recovery, Series 1996A	5.70%	07/01/10	1,450	1,626
✛ **Port of Oakland** Revenue Bonds, Series 2000K	5.75%	11/01/29	3,500	3,821
Riverside County Public Finance Authority *Riverside County Redevelopment Projects* Tax Allocation Revenue Bonds, Series 1997A	5.63%	10/01/33	4,905	5,073
Sacramento City Finance Authority ✛ *California EPA Building Project* Lease Revenue Bonds, Series 1998A	5.25%	05/01/19	1,575	1,756
✛ *City Hall & Redevelopment Projects* Revenue Bonds, Series 2002A	5.38%	12/01/20	2,875	3,232
✛ *Solid Waste & Redevelopment Projects* Capital Improvement Revenue Bonds, Series 1999	5.88%	12/01/29	3,000	3,442
Sacramento County Sanitation District Revenue Bonds, Series 2000A	5.88%	12/01/27	1,000	1,071
✛ **Salinas Valley Solid Waste Authority** Revenue Bonds, Series 2002	5.13%	08/01/22	2,210	2,342
San Diego Redevelopment Agency *Horton Plaza Redevelopment Project* Subordinate Tax Allocation Bonds, Series 2000	5.80%	11/01/21	2,500	2,705
✛ **San Diego Unified School District** *Election of 1998* General Obligation Bonds, Series 2001C	5.00%	07/01/18	1,730	1,900

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
San Francisco Airports Commission				
San Francisco International Airport				
+ Second Series Revenue Bonds, Issue 11	6.20%	05/01/05	2,000	2,138
+ Second Series Revenue Bonds, Issue 12B	5.63%	05/01/21	2,000	2,174
+ Second Series Revenue Bonds, Issue 22	5.00%	05/01/19	2,000	2,117
+ Second Series Revenue Bonds, Issue 30	5.00%	05/01/17	2,000	2,198
San Francisco Bay Area Rapid Transit				
+ Sales Tax Revenue Bonds, Series 1999	5.50%	07/01/26	1,000	1,109
+ Sales Tax Revenue Bonds, Series 1999	5.50%	07/01/34	2,500	2,758
San Francisco State University				
Auxilary Organization				
Student Housing Revenue Bonds, Series 1999	5.20%	07/01/19	1,150	1,219
+ San Luis Obispo County Finance Authority				
Lopez Dam Improvement				
Revenue Bonds, Series 2000A	5.38%	08/01/24	1,000	1,086
+❶ Santa Ana Unified School District				
Election of 1999				
General Obligation Bonds, Series 2000	5.70%	08/01/29	6,000	6,600
+ Santa Clara County Financing Authority				
VMC Facility Replacement Project				
Lease Revenue Bonds, Series 1994A	7.75%	11/15/10	1,460	1,914
+ Santa Clara Redevelopment Agency				
Bayshore North Project				
Tax Allocation Revenue Refunding Bonds	7.00%	07/01/10	1,500	1,801
+ Shasta Union High School District				
General Obligation Bonds, Series 2002	5.25%	08/01/19	1,360	1,515
+ South Orange County Public Financing Authority				
Special Tax Revenue Bonds, Series 1999A	5.25%	08/15/18	3,095	3,461
❷ Stockton Community Facilities District				
Mello Roos Community Facilities District No.1 Weston Ranch				
Special Tax Revenue Bonds, Series 1998A	5.80%	09/01/14	5,875	6,137
+ Taft City Elementary School District				
Election of 2001				
General Obligation Bonds, Series 2001A	4.90%	08/01/20	1,080	1,151
+ Tri City Hospital District				
Insured Revenue Refunding Bonds, Series 1996A	5.63%	02/15/17	1,000	1,092
+ Truckee Public Financing Authority				
Lease Revenue Bonds, Series 2000A	5.88%	11/01/25	1,490	1,697
+ University of California				
UC Davis Medical Center				
Hospital Revenue Bonds, Series 1996	5.75%	07/01/06	500	558
+ Vallejo				
Water Improvement Project				
Revenue Refunding Bonds, Series 1996A	5.70%	05/01/16	2,000	2,222
West Basin Water District				
•+ Revenue Refunding Bonds, Series 2003A	5.25%	08/01/14	2,500	2,878
•+ *1992 Projects*				
Revenue Refunding Bonds, Series 1997A	5.50%	08/01/22	1,000	1,096

See financial notes. 47

Portfolio Holdings continued

Issuer Project Type of Security, Series	Rate	Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Whittier *Presbyterian Intercommunity Hospital* Revenue Bonds, Series 2002	5.60%	06/01/22	2,000	2,079
				184,366
Variable Rate Obligations 4.3%				
California 4.3%				
✚ **California State** General Obligation Bonds, Series 2003A-2	0.97%	03/01/04	3,150	3,150

✚ **Irvine Assessment District**
   Limited Obligation Improvement Bonds Adjustable Rate
   Series
	0.97%	03/01/04	200	200

▶🔟 **Orange County Sanitation District** Refunding Bonds, Series 2000A	0.98%	03/01/04	5,100	5,100
				8,450

Security and Number of Shares	Value ($ x 1,000)
Other Investment Companies 0.1% of net assets	
Provident Institutional Funds— **California Money Fund Portfolio** 183,667	**184**

End of investments. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of February 29, 2004; unaudited. All numbers are x 1,000 except NAV.

Assets

Investments, at value		$193,000
Receivables:		
Fund shares sold		210
Interest		2,557
Prepaid expenses	+	3
Total assets		**195,770**

Liabilities

Payables:		
Fund shares redeemed		27
Dividends to shareholders		246
Investment adviser and administrator fees		5
Transfer agent and shareholder service fees		4
Accrued expenses	+	34
Total liabilities		**316**

Net Assets

Total assets		195,770
Total liabilities	−	316
Net assets		**$195,454**

Net Assets by Source

Capital received from investors	181,218
Net investment income not yet distributed	204
Net realized capital gains	667
Net unrealized capital gains	13,365

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$195,454		16,367		$11.94

Unless stated, all numbers are x 1,000.

The amortized cost of the fund's securities was $179,635. Not counting short-term obligations, the fund's security transactions during the period were:

Purchases	$25,420
Sales/maturities	$42,094

The fund's total security transactions with other SchwabFunds during the period were $38,090.

Federal Tax Data

Portfolio cost	$179,431

Net unrealized gains and losses:

Gains		$13,587
Losses	+	(18)
		$13,569

As of August 31, 2003:

Undistributed earnings:

Tax-exempt income	$781
Long-term capital gains	$—
Capital loss utilized	$1,073

Unused capital losses:
Expires 08/31 of:

2009	$115

See financial notes.

Statement of
Operations

For September 1, 2003 through February 29, 2004; unaudited. All numbers are x 1,000.

Unless stated, all numbers are x 1,000.

Investment Income		
Interest		**$4,676**
Net Realized Gains and Losses		
Net realized gains on investments sold		**782**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		**7,302**
Expenses		
Investment adviser and administrator fees		288
Transfer agent and shareholder service fees		240
Trustees' fees		5
Custodian and portfolio accounting fees		9
Professional fees		15
Registration fees		1
Shareholder reports		17
Other expenses	+	9
Total expenses		**584**
Increase in Net Assets from Operations		
Total investment income		4,676
Total expenses	–	584
Net investment income		**4,092**
Net realized gains		782
Net unrealized gains	+	7,302
Increase in net assets from operations		**$12,176**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

These add up to a net gain on investments of $8,084.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers are x 1,000.
Figures for current period are unaudited.

Unless stated, all numbers are x 1,000.

Operations

	9/1/03–2/29/04	9/1/02–8/31/03
Net investment income	$4,092	$9,455
Net realized gains	782	1,036
Net unrealized gains or losses	+ 7,302	(5,190)
Increase in net assets from operations	**12,176**	**5,301**

Distributions Paid

	9/1/03–2/29/04	9/1/02–8/31/03
Dividends from net investment income	**$4,062**	**$9,540**

Transactions in Fund Shares

	9/1/03–2/29/04		9/1/02–8/31/03	
	SHARES	VALUE	SHARES	VALUE
Shares sold	1,252	$14,708	3,343	$39,473
Shares reinvested	250	2,924	500	5,879
Shares redeemed	+ (2,041)	(23,884)	(7,268)	(85,134)
Net transactions in fund shares	**(539)**	**($6,252)**	**(3,425)**	**($39,782)**

Figures for shares represent shares sold plus shares reinvested minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Shares Outstanding and Net Assets

	9/1/03–2/29/04		9/1/02–8/31/03	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	16,906	$193,592	20,331	$237,613
Total increase or decrease	+ (539)	1,862	(3,425)	(44,021)
End of period	**16,367**	**$195,454**	**16,906**	**$193,592**

Includes net investment income not yet distributed in the amount of $204 and $174 for the current and prior period, respectively.

Financial Notes unaudited

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Investments, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. Shares are bought and sold at net asset value, or NAV, which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trustees may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The Trust and Its Funds

This list shows all of the funds included in Schwab Investments. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990

Schwab 1000 Fund
Schwab YieldPlus Fund
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab GNMA Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate
  Tax-Free Bond Fund
Schwab California Long-Term Tax-Free Bond Fund

The funds declare dividends every day they are open for business. These dividends, which are substantially equal to a fund's net investment income for that day, are paid out to shareholders once a month. The funds may make distributions from any net realized capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, a fund agrees to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, a fund could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds pay fees to affiliates of the Investment Advisor for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving affiliates. The funds may make direct transactions with certain other SchwabFunds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and realized net capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax.

Under the funds' organizational documents, the officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

Bonds and notes: valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.

Securities for which no quoted value is available, including restricted securities: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

Short-term securities (60 days or less to maturity): valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Interest income is recorded as it accrues. If a fund bought a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Expenses that are specific to a fund or a class are charged directly to that fund or class. Expenses that are common to all funds within the trust generally are allocated among the funds in proportion to their net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds® (of which there were 49 as of 2/29/04) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust		
Name and Birthdate	**Trust Position(s); Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp., Charles Schwab & Co., Inc. Charles Schwab Investment Management, Inc., Charles Schwab Holdings (UK); CEO, Director, Charles Schwab Holdings, Inc.; Chair, CEO Schwab (SIS) Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software), Xsign, Inc. (electronic payment systems); Trustee, Stanford University. *Until 2003:* Co-CEO, The Charles Schwab Corp. *Until 2002:* Director, Audiobase, Inc. (Internet audio solutions). *Until 5/02:* Director, Vodaphone AirTouch PLC (telecommunications). *Until 3/01:* Director, The Charles Schwab Trust Co. *Until 1999:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Trust Co.), TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab Tax-Free Bond Funds

Individuals Who Are Interested Trustees but Not Officers of the Trust		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Dawn G. Lepore[1] 3/21/54	Trustee: 2003 (all trusts).	Vice Chair, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1] 2/22/55	Trustee: 2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc.; Trustee, Laudus Trust, Laudus Variable Insurance Trust. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; SVP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital, Laudus Trust, Laudus Variable Insurance Trust. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Trustee, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Corp. (network equipment); Public Governor, Laudus Trust, Laudus Variable Insurance Trust; Member, executive committee, Pacific Stock & Options Exchange. *Until 2003:* Trustee, Tenera, Inc. (services and software). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Trustee, Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products, tools and hardware); Member, audit committee, Northern Border Partners, L.P. (energy). *Until 2002:* Director, Pennzoil-Quaker State Co. (oil and gas).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investment trust).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

Alternative Minimum Tax (AMT) A federal income tax designed to limit the extent to which high-income taxpayers (including individuals, estates, trusts and corporations) can benefit from certain deductions and exemptions. For example, some types of income that are exempt from regular federal income tax are not exempt from the AMT.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset-backed securities Bond or other debt securities that represent ownership in a pool of debt obligations such as credit card debt.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

average rate The average rate of interest paid annually by the fixed-income securities in a fund or portfolio.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed-income securities" or "debt securities."

call An early repayment of a bond's principal by the issuer, usually done because the issuer is able to refinance its bond debt at a lower rate.

call protection A term used in reference to a bond that cannot be called by the issuer before maturity, or at least for many years from the present date. A bond that offers call protection can more reliably be expected to provide a given yield over a given number of years than a bond that could be called (assuming both bonds are of the same credit quality).

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

certificate of participation A municipal bond that is repaid from an annual budget appropriation rather than being backed by the full faith and credit of the issuer.

coupon, coupon rate The annual rate of interest paid until maturity by the issuer of a debt security.

credit quality The capacity of an issuer to make its interest and principal payments. See chart below.

credit risk The risk that a bond issuer may be unable to pay interest or principal to its bondholders.

discount rate The implied rate on a debt security that does not pay interest but is bought at a discount and redeemed at face value when it matures.

dividend Money from earnings that is distributed to shareholders as a given amount per share.

Credit Ratings

Most major bond issuers arrange with a recognized independent rating organization, such as Standard & Poor's (S&P) or Moody's Investors Service, to rate the creditworthiness of their bonds. The spectrum of these ratings is divided into two major categories: investment grade and below investment grade (sometimes called "junk bonds"). Bonds rated below investment grade range from those that are considered to have some vulnerability to default to those that appear on the brink of default or are in default.



Credit quality
Capacity to make payments
Investment grade bonds
Below investment grade bonds
AAA
AA
A
BBB
BB
B
CCC
CC
C
D
Strongest
Adequate
Somewhat speculative
Highly speculative
In default

duration A measure of a bond's sensitivity to interest rates. Calculations of duration generally take into account the investment's yield, interest payments, maturity date and call features. Like maturity, duration is expressed in years, but is more accurate than maturity in determining the effect of interest rate movements on a bond investment's price. The duration of a portfolio equals the market value weighted average of the duration of the bonds held in the portfolio.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

general obligation bonds Municipal bonds that are secured by the issuer's full faith and credit, which typically is backed by the power of the issuer to levy taxes.

interest Payments to bondholders (usually made twice a year) as compensation for loaning the bond principal to the issuer.

interest rate risk The risk that a bond's value will fluctuate if market interest rates change or are expected to change. Bond prices tend to move in the opposite direction of interest rates: when interest rates rise, bond prices tend to fall.

market risk Those elements of risk that are common to all securities in an asset class, and therefore cannot be significantly reduced by diversification within the asset class. Also known as "systematic risk."

maturity The date a bond is scheduled to be "retired" and its principal amount returned to the bondholder.

mortgage-backed securities Bond or other debt securities that represent ownership in a pool of mortgage loans.

muni, municipal bonds, municipal securities Debt securities issued by a state, its counties, municipalities, authorities and other subdivisions, or the territories and possessions of the United States and the District of Columbia, including their subdivisions, agencies and instrumentalities and corporations. These securities may be issued to obtain money for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, public utilities, schools, streets, and water and sewer works.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

prepayment risk The risk that a mortgage-backed security may be paid off early, typically because interest rates have fallen and the homeowners who hold the underlying mortgages have refinanced those mortgages at lower rates. In this type of situation, the investor who held the mortgage-backed security will usually have to settle for a lower rate when reinvesting the principal.

restricted securities Securities that are subject to contractual restrictions on resale and may be sold only to "qualified institutional buyers" under Securities Act Rule 144A. These securities are often purchased in private placement transactions.

revenue bonds Municipal bonds that are issued to finance public works projects and are secured by revenue generated by the project (such as water and sewer fees) rather than the full faith and credit of the issuer.

section 4(2)/144A securities Securities exempt from registration under Section 4(2) of the Securities Act of 1933. These securities may be sold only to qualified institutional buyers under Securities Act Rule 144A.

taxable-equivalent yield The yield an investor would need to get from a taxable investment in order to match the yield paid by a given tax-exempt investment, once the effect of all applicable taxes is taken into account. For example, if your tax rate were 25%, a tax-exempt investment paying 4.5% would have a taxable-equivalent yield for you of 6.0% ($4.5\% \div [1 - 0.25\%] = 6.0\%$).

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

weighted average maturity For mutual funds, the maturity of all the bonds in its portfolio, calculated as a weighted average. As a rule, the longer a fund's weighted average maturity, the greater its interest rate risk.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

yield to maturity The annualized rate of return a bondholder could expect if the bond were held to maturity. In addition to interest payments, yield to maturity also factors in any difference between a bond's current price and its principal amount, or face value.

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available SchwabFunds®.

Whether you're an experienced investor or just starting out, SchwabFunds® can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any SchwabFund®. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds® at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies and Procedures

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's web site at www.schwab.com/schwabfunds, the SEC's web site at http://www.sec.gov, or by contacting SchwabFunds at 1-800-435-4000.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors
unless preceded or accompanied by a current prospectus.
© 2004 Charles Schwab & Co., Inc. All rights reserved.
Member SIPC/NYSE.
Printed on recycled paper.
REG13481-06